As filed with the Securities and Exchange Commission on June 10, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Extended Stay America, Inc. (Exact name of registrant as specified in its charter)	ESH Hospitality, Inc. (Exact name of registrant as specified in its charter)

Delaware	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)
7011	6798
(Primary Standard Industrial Classification Code Number)	(Primary Standard Industrial Classification Code Number)
46-3140312	27-3559821
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

11525 N. Community House Road, Suite 100

Charlotte, North Carolina 28277

(980) 345-1600

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Ross W. McCanless, Esq.

Chief Legal Officer

11525 N. Community House Road, Suite 100

Charlotte, North Carolina 28277

(980) 345-1600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart H. Gelfond, Esq. Paul D. Tropp, Esq. Joshua Wechsler, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	David J. Goldschmidt, Esq. Laura A. Kaufmann Belkhayat, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price per Share(1)(2)	Propose Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share, of Extended Stay America, Inc. and Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc., which are attached and trade together as a Paired Share	24,150,000	$22.13	$534,439,500	$68,836

(1)	Includes Paired Shares that the underwriters have the option to purchase. See “Underwriting.”
(2)	These figures are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended, based on the average high and low prices of the Paired Shares on June 3, 2014 as reported on the New York Stock Exchange.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor do we or the selling shareholders seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 10, 2014

Preliminary Prospectus

21,000,000 Paired Shares

Extended Stay America, Inc.

ESH Hospitality, Inc.

The selling shareholders identified in this prospectus are offering 21,000,000 shares of paired common stock, each comprised of one share of common stock of Extended Stay America, Inc. and one share of Class B common stock of ESH Hospitality, Inc., which are attached and trade together. We refer to these paired shares collectively in this prospectus as the “Paired Shares.” The selling shareholders will receive all of the net proceeds from this offering and we will not receive any of the proceeds from the sale of the Paired Shares being sold by the selling shareholders.

ESH Hospitality, Inc. has elected and intends to continue to qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. The Paired Shares offered by this prospectus are subject to restrictions on ownership and transfer that are intended to, among other purposes, assist us in qualifying for and in maintaining ESH Hospitality, Inc.’s qualification as a REIT. The charters of Extended Stay America, Inc. and ESH Hospitality, Inc. generally limit ownership (actual or constructive) to no more than 9.8% of the outstanding shares of any class or series of capital stock. The 250,303,494 shares of ESH Hospitality, Inc.’s Class A common stock held entirely by Extended Stay America, Inc., are excluded from the ownership restrictions. See “Description of Our Capital Stock—Limits on Ownership of Stock and Restrictions on Transfer.”

The Paired Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “STAY.” The last reported sale price of the Paired Shares on the NYSE on June 9, 2014 was $23.54 per share.

Investing in the Paired Shares involves a high degree of risk. See “Risk Factors” beginning on page 22 of this prospectus and beginning on page 6 in our combined annual report on Form 10-K for the year ended December 31, 2013 to read about the factors you should consider before buying the Paired Shares.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)	See “Underwriting” for a detailed description of compensation payable to the underwriters.

The underwriters have the option to purchase up to an additional 3,150,000 Paired Shares from the selling shareholders at the public offering price less the underwriting discount within 30 days from the date of this prospectus. The selling shareholders will receive all of the proceeds from the sale of any such additional Paired Shares to the underwriters.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Paired Shares against payment in New York, New York on            , 2014.

Deutsche Bank Securities	Goldman, Sachs & Co.	J.P. Morgan

Prospectus dated             , 2014.

You should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectus that we authorize to be delivered to you. Neither we, the selling shareholders, nor the underwriters have authorized any person to provide you with any additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any jurisdiction where an offer or sale is not permitted. The information contained or incorporated by reference in this prospectus is current only as of its date.

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BASIS OF PRESENTATION

On November 18, 2013, the Corporation (as defined below) and ESH REIT (as defined below) completed their initial public offering of Paired Shares. Prior to the initial public offering, we completed the Pre-IPO Transactions (as defined in “Prospectus Summary—The Pre-IPO Transactions”), which restructured and reorganized our existing business. As further discussed below, unless otherwise indicated or the context requires, the terms the “Company,” “Extended Stay,” “Extended Stay America,” “we,” “our” and “us” refer to the Corporation, ESH REIT and their respective subsidiaries considered as a single enterprise. Unless otherwise indicated or the context requires:

•	Company. Subsequent to the Pre-IPO Transactions, the term “Company” refers to the Corporation, ESH REIT and their respective subsidiaries considered as a single enterprise. For the period from October 8, 2010 (the “Acquisition Date”) through the Pre-IPO Transactions, the term “Company” refers to ESH REIT, ESH Strategies (as defined below), HVM (as defined below) and their respective subsidiaries considered as a single enterprise.

•	Corporation. The term “Corporation” refers to Extended Stay America, Inc., a Delaware corporation, and its subsidiaries (excluding ESH REIT and its subsidiaries), which include the Operating Lessees (as defined below), ESH Strategies (as defined below) and ESA Management (as defined below). The Corporation controls ESH REIT through its ownership of ESH REIT’s Class A common stock, which represents approximately 55% of the outstanding common stock of ESH REIT.

•	ESH REIT. Subsequent to the Pre-IPO Transactions, the term “ESH REIT” refers to ESH Hospitality, Inc., a Delaware corporation that has elected to be taxed as a REIT, and its subsidiaries. For the period from the Acquisition Date through the Pre-IPO Transactions, the term “ESH REIT” refers to ESH Hospitality LLC, a Delaware limited liability company that elected to be taxed as a REIT, its subsidiaries, which prior to the Pre-IPO Transactions, included three taxable REIT subsidiaries (the “Operating Lessees”) and HVM (as defined below), a consolidated variable interest entity. ESH REIT is a majority-owned subsidiary of the Corporation. For the period from the Acquisition Date through the Pre-IPO Transactions, ESH REIT was indirectly owned by the Sponsors (as defined below).

•	ESH Strategies. The term “ESH Strategies” refers to ESH Hospitality Strategies LLC, a Delaware limited liability company, and its subsidiaries. ESH Strategies owns the intellectual property related to our business and is a wholly-owned subsidiary of the Corporation as a result of the Pre-IPO Transactions. For the period from the Acquisition Date through the Pre-IPO Transactions, ESH Strategies was indirectly owned by the Sponsors (as defined below).

•	ESA Management and HVM. The term “ESA Management” refers to ESA Management LLC, a Delaware limited liability company, and its subsidiaries. ESA Management manages the leased hotel properties on behalf of the Operating Lessees, and is a wholly-owned subsidiary of the Corporation as a result of the Pre-IPO Transactions. ESH REIT leases its hotel properties to the Operating Lessees. For the period from the Acquisition Date through the Pre-IPO Transactions, the Operating Lessees engaged HVM LLC (“HVM”) as an eligible independent contractor within the meaning of Section 856(d)(9) of the Internal Revenue Code of 1986, as amended (the “Code”), to manage the leased hotel properties on behalf of the Operating Lessees.

•	Paired Shares. The term “Paired Shares” means the shares of common stock, par value $0.01 per share, of the Corporation together with the shares of Class B common stock, par value $0.01 per share, of ESH REIT, which are attached and trade as a single unit.

•	Sponsors. The term “Sponsors” collectively refers to Centerbridge Partners, L.P., Paulson & Co. Inc. and the Blackstone Group, L.P. and their affiliates, which prior to this offering, each owned approximately 27.2% of the outstanding Paired Shares. See “Prospectus Summary—Our Sponsors.”

See “Prospectus Summary—Corporate Structure” for a simplified structure chart reflecting our current corporate structure.

For ease of presentation:

•	When we refer to our ownership of hotel properties, we are referring to the hotel properties owned by subsidiaries of ESH REIT.

•	When we refer to the management and operation of our hotel properties, we are referring to the management of hotel properties by ESA Management, which is owned by the Corporation, with respect to periods subsequent to the Pre-IPO Transactions, and the management of hotel properties by HVM with respect to periods through the Pre-IPO Transactions.

•	When we refer to our brands, we are referring to intellectual property related to our business owned by ESH Strategies.

•	When we refer to our management team, our executives or officers, we are referring to the management team (and executives and officers) of the Corporation and ESH REIT. With respect to periods prior to the Pre-IPO Transactions, when we refer to our management team, our executives or officers, we are referring to HVM’s management team (and executives and officers).

As required by FASB ASC 810, “Consolidations,” due to the Corporation’s controlling financial interest in ESH REIT, the Corporation is required to consolidate ESH REIT’s financial position, results of operations, comprehensive income and cash flows with those of the Corporation. As such, selected financial data, management’s discussion and analysis of financial condition and results of operations and financial statements are presented herein for each of the Company, on a consolidated and combined basis, and ESH REIT. The Corporation’s stand-alone financial condition and related information is discussed herein where applicable.

MARKET AND INDUSTRY DATA

The data included or incorporated by reference in this prospectus regarding the lodging industry, including trends in the market and our position and the position of our competitors within the lodging industry, are based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information (including the reports and other information our competitors file with the Securities and Exchange Commission, which we did not participate in preparing), as well as our good faith estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates. We have not verified the accuracy or completeness of the data or any assumptions underlying the data. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market share data presented or incorporated by reference in this prospectus.

Certain information included or incorporated by reference in this prospectus is provided by STR, Inc. (f/k/a Smith Travel Research, Inc.), an independent company that tracks historical hotel performance in most markets throughout the world (“STR”), and The Highland Group, an independent company that provides research on the overall hotel and extended stay hotel markets (“The Highland Group”). STR and The Highland Group are not parties to this offering and do not endorse or provide any guidance to this transaction or any proposed investment in Extended Stay America, Inc. or ESH Hospitality, Inc.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

The Corporation owns a number of registered trademarks, service marks, trade names and logos in connection with our business in the United States and in certain foreign jurisdictions, including but not limited to Extended Stay America®, Extended Stay Canada™ and Crossland®. Solely for convenience, the trademarks, service marks, trade names and logos referred to or incorporated by reference in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that the Corporation will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains or incorporates by reference additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing or incorporated by reference in this prospectus are, to our knowledge, the property of their respective owners.

CERTAIN DEFINED TERMS

The following are definitions of certain key lodging and Company operating metrics used or incorporated by reference in this prospectus:

•	“ADR” or “average daily rate” means hotel room revenues divided by total number of rooms sold in a given period.

•	“Extended stay market” means the market of hotels with a fully equipped kitchenette in each guest room, which accept reservations and do not require a lease, as defined by The Highland Group.

•	“Hotel operating profit” means the sum of room and other hotel revenues less hotel operating expenses (excluding loss on disposal of assets) and “hotel operating margin” means the ratio of hotel operating profit divided by the sum of room and other hotel revenues.

•	“Mid-price extended stay segment” means the segment of the extended stay market that generally operates at a daily rate between $45 and $95, as defined by The Highland Group.

•	“Occupancy” or “occupancy rate” means the total number of rooms sold in a given period divided by the total number of rooms available at a hotel or group of hotels.

•	“RevPAR” or “revenue per available room” means the product of average daily room rate multiplied by the average daily occupancy achieved for a hotel or group of hotels in a given period. RevPAR does not include other ancillary revenues, such as food and beverage revenues or parking, telephone or other guest service revenues generated by a hotel.

•	“RevPAR Index” is stated as a percentage and is calculated for a hotel by comparing the hotel’s RevPAR to the aggregate RevPAR of a group of competing hotels generally in the same market. RevPAR Index is a weighted average of the individual property results. We subscribe to STR, which collects and compiles the data used to calculate RevPAR Index. We select the competing hotels included in the RevPAR Index, subject to STR’s guidelines.

The following terms when used in connection with our company-wide initiatives to renovate and make improvements to our hotel properties have the following meanings in this prospectus (in all cases, unless the context otherwise requires or where otherwise indicated):

•	“Hotel renovations” or “Platinum renovation package” refer to upgrades that typically include remodeling of common areas, new paint, carpet, signage, tile or vinyl flooring and counters in bathrooms and kitchens, as well as the refurbishment of furniture, replacement of aged mattresses and installation of new flat screen televisions, artwork, lighting and bedspreads.

•	“Post-Renovation Period” means the twelve-month period starting the month after the completion of the Ramp-Up Period.

•	“Pre-Renovation Period” means the twelve-month period ending the month prior to the commencement of renovations.

•	“Ramp-Up Period” means, typically, the additional three-month period for a renovated hotel to return to occupancy levels approximating Pre-Renovation Period levels following the Renovation Period.

•	“Renovation Period” or “Displacement Period” mean the approximately three-month period required to complete a Platinum hotel renovation, during which the hotel experiences temporary disruption and weakened performance.

•	“Room refreshes” or “Silver refresh package” refer to upgrades that typically include the replacement of aged mattresses and installation of new flat screen televisions, lighting, bedspreads and signage.

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PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in, or incorporated by reference into, this prospectus, is not complete and does not contain all of the information you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the section entitled “Risk Factors” and the financial statements and related notes and the other documents that we incorporate by reference into this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” When making an investment decision, you should also read the discussion under “Basis of Presentation” and “Certain Defined Terms” above for the definition of certain terms used in this prospectus and a description of certain transactions and other matters described and incorporated by reference in this prospectus.

Our Company

We are the largest owner/operator of company-branded hotels in North America. Our business operates in the extended stay lodging industry, and we own and operate 684 hotel properties comprising approximately 76,200 rooms located in 44 states across the United States and in Canada. We own and operate 632 of our hotels under the core brand, Extended Stay America, which serves the mid-price extended stay segment, and accounts for approximately half of the segment by number of rooms in the United States. In addition, we own and operate three Extended Stay Canada hotels and 49 hotels in the economy extended stay segment under the Crossland Economy Studios and Hometown Inn brands. For the year ended December 31, 2013, the Company had revenues of approximately $1.1 billion, Adjusted EBITDA of approximately $518.6 million and net income of approximately $82.7 million. See “—Summary Historical and Unaudited Pro Forma Consolidated and Combined Financial and Other Data” for a definition of Adjusted EBITDA and a reconciliation to net income.

Our extended stay hotels are designed to provide an affordable and attractive alternative to traditional lodging or apartment accommodations and are targeted toward self-sufficient, value-conscious guests. Our hotels feature fully-furnished rooms with in-room kitchens, complimentary grab-and-go breakfast, free WiFi, flat screen TVs and limited housekeeping service, which is typically provided on a weekly basis. Our guests include business travelers, professionals on temporary work or training assignments, persons relocating, temporarily displaced or purchasing a home and anyone else in need of temporary housing. These guests generally rent accommodations on a weekly or longer term basis.

We believe that extended stay hotels generally have higher operating margins and lower occupancy break-even thresholds compared to traditional hotels, primarily as a result of the efficiencies of a longer average length of stay with lower guest turnover and lower operating expenses. In 2013, our average length of stay was approximately 26 days, our occupancy was 74.2% and our hotels generated property-level hotel operating margins greater than 50%.

We were founded in January 1995 as a developer, owner and operator of extended stay hotels. Following a period focused primarily on new development, we became a consolidator of hotel properties by selectively acquiring extended stay companies and hotels, ultimately creating the largest mid-price extended stay company in the United States. We were acquired out of bankruptcy by the Sponsors on October 8, 2010. We now operate an extended stay hospitality platform with approximately 10,000 employees and are led by a management team with extensive public company experience in hospitality, consumer retail and service businesses.

Our Recent Operating History

When they acquired us, our Sponsors recognized that despite our unparalleled scale in the mid-price extended stay segment, national footprint and high quality, predominantly coastal locations, our RevPAR was significantly lower than our nearest competitors in the mid-price extended stay segment. Our Sponsors believed this difference was due to several factors, including (i) under-capitalized hotels across the portfolio due to the severe constraints on our access to capital prior to the Acquisition Date as a result of financial distress and an over-leveraged capital structure, (ii) a lack of brand awareness and strategy as a result of no clear, national brand identity with five disparate brands and limited marketing initiatives and (iii) an operating platform that lacked industry standard practices, including sophisticated revenue management systems. In response, we recruited a highly qualified management team with extensive experience in real estate, hospitality, consumer-facing and brand-based businesses.

Our Chief Executive Officer, James L. Donald, has over 35 years of experience in multiple-unit consumer-facing and brand-based industries, including as the president and chief executive officer of Starbucks. Our Chief Financial Officer, Peter J. Crage, has over 20 years of experience in the leisure industry, including most recently as the chief financial officer of Cedar Fair Entertainment Company, a regional amusement-resort company. Our Chief Marketing Officer, Thomas Seddon, has over 20 years of experience in the hospitality industry, including most recently as the chief marketing officer of InterContinental Hotels Group. Our Chief Operating Officer, Jonathan Halkyard, has over 13 years of experience in the hospitality industry, serving in various positions including as the executive vice president and chief financial officer of Caesars Entertainment Corporation (formerly known as Harrah’s Entertainment, Inc.).

Our new management team has implemented significant improvements in the business, including improving the quality of our hotels through significant capital investment, initiating and substantially completing the rebranding of our mid-price extended stay hotel properties under the core Extended Stay America brand, increasing marketing to improve brand awareness and developing a company-wide culture and processes around service excellence. Together, we believe these initiatives will increase demand and attract guests who are willing to pay a higher rate for an improved product and service offering, will enable us to narrow the significant RevPAR difference that exists between us and our nearest competitors in the mid-price extended stay segment and continue to position us to grow our business.

Our performance has improved significantly since the Acquisition Date, which we believe is in large part due to the industry recovery. However, we are beginning to realize the benefits of our recently implemented capital, brand, service and marketing initiatives, and we believe these initiatives will continue to drive our internal growth. Since the Acquisition Date, we have:

•	Increased our ADR 29.5% from $41.63 to $53.90 for the twelve months ended September 30, 2010 and March 31, 2014, respectively;

•	Increased our RevPAR 31.1% from $31.00 to $40.63 for the twelve months ended September 30, 2010 and March 31, 2014, respectively;

•	Invested $363.9 million of renovation capital into our properties as of March 31, 2014 as part of our hotel reinvestment program that, to date, includes the renovation of 633 properties; and

•	Realized Adjusted EBITDA growth of 54.7% for the twelve months ended March 31, 2014 compared to the year ended December 31, 2010 and Adjusted EBITDA growth of 0.4% for the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

Prior to the initial public offering, we restructured and reorganized our then-existing business through a series of transactions (collectively, as described more fully below, the “Pre-IPO Transactions”). We believe that our business is now more operationally efficient because all of the assets, operations and management of our business, other than ownership of the hotel properties, are housed in one entity. Ownership of Paired Shares gives investors an ownership interest in our hotel properties through ESH REIT and in the operation of our business through the Corporation. The structure permits us to retain some, though not all, of the REIT benefits of our prior structure (i.e., while ESH REIT continues to be taxed as a REIT for U.S. federal income tax purposes, all distributions paid by ESH REIT to the Corporation are subject to corporate level tax, effectively eliminating a majority of the tax benefit of REIT status for the consolidated and combined Company taken as a whole).

Our Competitive Strengths

We believe that our scale, national footprint, high quality portfolio, low cost operating model and highly qualified management team differentiate us from other lodging competitors and position us to execute our business and growth strategies. Our competitive strengths include the following:

The Market Leader in the Mid-Price Extended Stay Segment. We are the largest owner/operator by number of hotel rooms in the mid-price extended stay segment, which we believe is an underserved segment in the overall U.S. lodging industry with a meaningful share of extended stay demand staying in traditional hotels. The extended stay segment has experienced continued growth, even through several economic downturns, as evidenced by 20 consecutive years of growth in rooms sold. In 2013, the overall extended stay market represented approximately 7.4% of U.S. room supply. We own approximately 69,600 mid-price extended stay hotel rooms in the United States, which account for approximately half of the mid-price extended stay rooms and over two times the number of rooms than our next largest mid-price extended stay competitor. We believe our scale, combined with our recent branding and marketing initiatives focused on our core Extended Stay America brand, enables us to operate with a clear national brand identity. We also believe that we are uniquely positioned to benefit from economies of scale that translate into advantages in revenue generation, purchasing goods and services and leveraging central operating costs efficiently.

National Footprint with High Quality Locations. We believe we have high quality real estate locations with strong demand drivers, with more than 50% of our portfolio located in the 25 most populated metropolitan statistical areas (“MSAs”) in the United States. For the twelve months ended March 31, 2014, we generated approximately two-thirds of our hotel operating profit from hotels in coastal states, which we consider to be supply-constrained markets. For example, we own and operate 85 hotel properties in California, while our next largest operating competitor in the mid-price extended stay segment had only 15 hotels in California as of December 31, 2013. Our broad and diversified footprint, with no single property representing more than 1.0% of our total revenues, also reduces the risk of volatility due to local market conditions.

Fully Integrated Business Provides Significant Operational Control. Our fully integrated owner/operator model is unique relative to our main lodging competitors, which are primarily franchise businesses that generally own and control only a small portion of their hotels. We believe that our ability to control our real estate and operate nearly all of our hotels under a single brand allows us to adapt more rapidly than our competitors to meet the ongoing needs of our guests and drive performance throughout economic cycles. Importantly, we are able to implement brand and service enhancements across our portfolio without the lengthy consultation process common to a typical franchise model, allowing for a higher speed of change. For example, we have completed a rebranding of 633 hotels in less than two years, which we believe represents one of the largest hotel rebrandings over such a short time period. Our decision to strategically invest in unifying our brands and improving our amenity offering early in the current lodging cycle allows for an extended period in which we can benefit from our investment. We believe our model provides a sustainable competitive advantage for growth and has proven successful for leading consumer branded companies, such as Starbucks, Walmart or Target, that have demonstrated the strength of an integrated owner/operator model in delivering a consistent customer experience.

High Operating Margins Drive Attractive Cash Flow Characteristics. We have historically generated high hotel operating margins and attractive cash flows. Our revenues are principally room revenues, which typically have higher margins relative to ancillary revenues, such as food and beverage revenues. Our hotels also have low fixed operating costs, including low fixed overhead and labor costs, compared to traditional hotels that have higher guest turnover and/or larger public and meeting spaces, and as a result have higher fixed operating costs. Our high hotel operating margins drive strong free cash flow, which we can use to reinvest in our business, distribute to shareholders or repay debt. Furthermore, we expect that our revenue enhancing strategies, which are primarily directed toward improving ADR, will produce revenues with high incremental operating margins.

Highly Qualified Management Team. Our executive management team has extensive experience in real estate, hospitality and consumer-facing and brand-based companies, including Starbucks, Cedar Fair Entertainment Company, InterContinental Hotels Group, La Quinta Inns, Morgans Hotels, Caesars Entertainment, Subway, Albertson’s, Pathmark, Safeway, Walmart and Lowe’s. Our Chief Executive Officer, James L. Donald, has over 35 years of experience in consumer-facing and brand-based industries, including as the president and chief executive officer of Starbucks. Our Chief Financial Officer, Peter J. Crage, has over 20 years of experience in the leisure industry, including most recently as the chief financial officer of Cedar Fair Entertainment Company, a regional amusement-resort company. Our Chief Marketing Officer, Thomas Seddon, has over 20 years of experience in the hospitality industry, including most recently as the chief marketing officer of InterContinental Hotels Group. Our chief operating officer, Jonathan Halkyard, has over 13 years of experience in the hospitality industry, serving in various positions including as the executive vice president and chief financial officer of Caesars Entertainment Corporation (formerly known as Harrah’s Entertainment, Inc.).

Our Business and Growth Strategies

We have three main goals: improving the overall experience for our customers; creating an exceptional workplace for our associates; and increasing shareholder value. Our first goal is to become the most recognized and popular brand in the extended stay market by combining great practical value in our hotels with a passionate service attitude that makes customers feel like a guest in our home. Our second goal is to provide an exceptional workplace for our associates, operating with a set of shared values. These two goals are essential to achieving our third goal of creating superior value for shareholders. We believe that accomplishing these goals will enable us to increase ADR and to narrow the significant RevPAR difference that exists between us and our nearest competitors in the mid-price extended stay segment, which we believe will result in higher hotel operating margins and profitability. We estimate that in 2013 each $1 increase in ADR across our portfolio would have increased our EBITDA by approximately $17 to $19 million, assuming all other variables remained constant. We strive to achieve these goals through the following strategies:

Capitalize on Strategic Investment in Portfolio. Since the third quarter of 2011, we have been performing significant hotel renovations and room refreshes and have been executing a phased capital investment program across our portfolio in order to seek to drive incremental market share gains. This program is dedicated to our revenue enhancing Platinum renovation and Silver refresh programs to upgrade 633, or approximately 93% of our hotels. We have spent in excess of $363 million in connection with our hotel reinvestment program as of March 31, 2014. In total, from the Acquisition Date through the end of the first quarter of March 31, 2014, we have incurred capital expenditures of approximately $609 million, which include capital investments related to our hotel reinvestment program and maintenance and deferred capital expenditures. Given the capital spend to date, we believe we have addressed the most significant deferred maintenance needs of our hotels.

We believe that our capital investments are driving significant room rate and EBITDA growth and incremental RevPAR market share gains. For example, as of March 31, 2014, we owned 124 hotels for which we had results for the Post-Renovation Period. These hotels demonstrated RevPAR growth of 21.9% and RevPAR Index growth of 9.6% in the Post-Renovation Period as compared to the Pre-Renovation Period. Furthermore, the majority of the growth was achieved through increases in ADR, which grew 23.3% over the time period. As such, we believe that our capital investment program is not only improving the quality of our hotels and allowing us to increase market share, but also yielding attractive financial returns.

While we have already begun to realize the benefits of these initiatives, as demonstrated by the improved performance in the Post-Renovation Period, we expect that a significant amount of the return from our capital investments will still be realized. Additionally, we may have additional opportunities to expand our hotel reinvestment program as we identify additional hotels for upgrade. While we attribute this growth primarily to our capital reinvestment program, we also believe that this improvement has benefited from the implementation of our other initiatives, including the rebranding, increased marketing and service initiatives. The primary focus of this expansionary investment has been on our mid-price Extended Stay America hotels and we will continue to invest in our economy-price Crossland Economy Studios hotels as appropriate.

Implement Marketing Strategy and Increase Brand Awareness. We have made strategic investments in marketing initiatives, which we believe have increased awareness and the market penetration of our brands. Since 2011, we have tripled our marketing spend by spending in excess of $30 million in 2013 compared to approximately $9 million in 2011, and we have also invested in excess of $15 million for signage replacement. The consolidation under a single Extended Stay America banner, redesigning of our logo and anticipated launch of our customer loyalty program in late 2014 are examples of our strategy to attract new guests. Additionally, our brand consolidation has allowed us to concentrate our advertising efforts on a single brand rather than spreading them across several brands, which we believe will improve our ability to raise awareness of our product offering among both individual travelers and corporations. Over time, we believe our strengthened brand awareness will allow us to further build customer loyalty and increase demand. The strategic brand investment has focused and will continue to focus on improvements for our Extended Stay America brand, while our Crossland Economy Studios hotels are largely supported by company-wide initiatives, including local sales activity and online promotional spending.

Increase Revenues through Optimized Customer Mix. We believe there is an opportunity to increase ADR by optimizing customer mix and increasing the proportion of shorter duration guests (those with an average length of stay of less than 30 days). Such guests typically generate higher ADR as compared to our guests who have longer duration stays. This strategy involves both building demand for our hotels and optimizing the yield from our room inventory. We will also target more corporate customers who are willing to pay a higher rate for our improved portfolio and value proposition. In order to facilitate these initiatives, we plan to invest in new technology platforms, including automated revenue management systems, a customer relationship management (“CRM”) program and a loyalty program. During the second quarter of 2014, we selected a vendor for an automated revenue management system to further improve our pricing and inventory decisions.

The following table illustrates how our customer mix and discount level changed from 2007 to 2013, and what our 2013 ADR would have been if customer mix and discount had been at 2007 levels, all other factors being equal:

	2007	2013	2013 with 2007 mix and discount
30+ night mix(2)	44%	52%	44%
Discount for 30+ nights(2)	16%	20%	16%
Average ADR	$56.23 (1)	$54.15	$56.14

(1)	Overall ADR data for 2007 represents all 684 comparable operated hotels
(2)	Customer mix data and discount data calculated for comparable 684 operated hotels in each period

Improve Margins by Upgrading Our Operational Practices. We intend to drive profitability and cash flows by improving operating efficiencies in our business and continuing to implement industry standard practices in areas in which we have been less sophisticated than some of our competitors across both our Extended Stay America and Crossland Economy Studios brands. We have identified specific areas for operating improvements that include enhancement of our central reservation system, procurement systems, human resources management tools and technology to manage back office administration and workflow. We have tightened cost controls and implemented strict cash management practices at our hotel properties to significantly reduce cash leakage and to improve overall property margins and flow-through to cash flow. We believe implementing these industry-tested techniques offers a low risk path to margin improvement.

Pursue Disciplined Expansion of Our Footprint through Select Acquisitions and Conversions. We believe extended stay hotel ownership is highly fragmented. We believe we can increase our scale by opportunistically acquiring hotels after careful evaluation of potential returns, condition of the hotels, duration of current license agreements and the anticipated capital requirements to upgrade or convert the hotels to meet our brand standards. Our growth and expansion is not limited by radius restrictions associated with franchise agreements, which allows us to add new hotels to meet additional demand within existing markets in which we already operate. In addition, we believe that our scale and experience in the mid-price extended stay segment will allow us to achieve operational and overhead cost synergies in hotel properties that we acquire. We believe these growth opportunities will be primarily in the mid-price extended stay segment with our Extended Stay America brand.

STR’s hotel census database divides the United States into 628 sub-markets, or tracts. Our analysis of this data shows that an Extended Stay America hotel is currently present in only 50% of these tracts, while our competitors are present as follows:

Extended Stay America present	313	50%
Extended Stay America not present, other mid-price extended stay brand present	153	24%
No mid-price extended stay hotel, but other segment extended stay hotel present	86	14%
No extended stay hotel present	76	12%

Total U.S. Sub-Markets (“Tracts”)	628	100%

Source: STR, Company analysis

We believe this indicates that there are many markets that we are not currently in that may support extended stay hotels, in addition to the opportunities we have to grow further in markets where we are already present.

Build a Culture Centered Around Executional Excellence. We have undertaken several company-wide initiatives to improve our guest experience and establish an employee culture centered on high quality and differentiated customer service. We have focused our efforts toward attracting, engaging and retaining a high quality workforce across our platform that we believe will allow us to achieve sustainable long-term success. Our culture is built around motivating and inspiring associate behavior through open communication with senior management that we believe fosters a high performance environment designed to meet our business objectives. Management believes these initiatives have started to produce a very positive response from our guests. For example, we have seen an increase in the quantity and an improvement in sentiment of reviews posted about our hotels, with a thirteen-fold increase in the number of our hotels receiving Trip Advisor’s Certificate of Excellence from 2012 to 2013.

Our Industry

U.S. Lodging Industry

The lodging industry is a significant part of the U.S. economy, generating over $122.3 billion of room revenues in 2013 and comprising approximately 4.9 million hotel rooms as of December 31, 2013, according to STR. Lodging industry performance is generally tied to both macro-economic and micro-economic trends in the

United States and, similar to other industries, experiences both positive and negative operating cycles. Since the 2008 to 2009 recession, demand in the U.S. lodging industry has begun to recover while supply growth has remained at historically low rates. According to PricewaterhouseCoopers (“PwC”), room supply grew 0.7% in 2013 and is expected to grow 1.0% in 2014, which is still well below historical annual supply growth of 1.7% over the last 15 years. RevPAR has grown in the U.S. lodging industry for each year starting in 2010 and according to PwC, RevPAR for the overall U.S. lodging industry grew 5.4% in 2013 and is expected to grow 6.4% in 2014.

U.S. Extended Stay Segment

Extended stay hotels represent a growing segment within the U.S. lodging industry with approximately 360,925 rooms that generated approximately $7.9 billion of revenues for the year ended December 31, 2013, according to The Highland Group. The extended stay segment tends to follow the cyclicality of the overall lodging industry.

Extended stay hotels are further differentiated by price point into economy, mid-price and upscale segments. Our business is focused primarily on the mid-price extended stay segment, which comprised approximately 39% of the supply of extended stay rooms in 2013. RevPAR growth for the mid-price extended stay segment has outpaced the U.S. lodging industry as a whole since 2009 as well as the economy and upscale extended stay segments. The mid-price extended stay segment rebounded from an industry trough with RevPAR growth of 33.4% between 2009 and 2013, which was higher than the overall U.S. lodging industry as well as the economy and upscale extended stay segments, each of which grew at 28.2%, 21.5% and 22.2%, respectively, for the same period.

We believe the extended stay segment is an underserved segment of the overall U.S. lodging industry with the majority of extended stay demand served by traditional hotels. In 2013, the overall extended stay market represented approximately 7.4% of U.S. room supply; however, stays longer than five nights represented approximately 22% of total U.S. room demand in 2012. Furthermore, the extended stay segment has experienced continued growth, even through several economic downturns, as evidenced by 20 consecutive years of growth in rooms sold. As the extended stay segment continues to increase in size and customer awareness, we believe that more guests will opt for extended stay hotels as an alternative to traditional hotels.

Based on industry sources, we believe that the lodging industry will experience continued industry growth for at least the next several years as a result of moderate demand growth combined with historically low levels of room supply growth. We believe that we are well-positioned to benefit from this industry and overall economic growth, which should drive revenue and cash flow growth for us.

Recent Developments

On May 27, 2014, the Company announced that ESH REIT is seeking to raise a $375 million senior secured term loan (the “Term Loan”) to refinance its remaining outstanding mezzanine loans. On June 9, 2014, the Company announced that ESH REIT had priced the Term Loan at LIBOR plus 4.25%, with a minimum LIBOR of 0.75% and a five year term with an expected closing date of June 23, 2014, subject to the execution of definitive documentation and customary closing conditions. The net proceeds from the ESH REIT term loan will primarily be used to retire $365 million of existing mezzanine debt that has a weighted average interest rate of 9.4%. The Company anticipates annual interest savings of approximately $16 million on the refinanced mezzanine debt. The Term Loan will be issued to investors at a price equal to 99.5% of the principal amount thereof. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Indebtedness—ESH REIT Mezzanine Loans” in our combined quarterly report on Form 10-Q for the three months ended March 31, 2014 incorporated by reference in this prospectus for a description of the mezzanine loans. The consummation of the Term Loan and proposed refinancing of the mezzanine loans are subject to a number of factors, and we cannot assure you that we will consummate the Term Loan or refinance the mezzanine loans on favorable terms or at all.

Our Sponsors

Centerbridge Partners, L.P. (“Centerbridge”), which was established in 2005 and commenced operations in 2006, is a private investment firm focused on traditional private equity and credit investing and is headquartered in New York City. The firm employs over 50 investment professionals and, as of April 30, 2014, managed approximately $20 billion in capital. The Centerbridge team has in-depth industry experience across a variety of sectors, including hospitality, restaurants, retail, consumer, business services, communications, financial institutions, healthcare, industrial, media, real estate and transportation. Limited partners in Centerbridge’s funds include many of the world’s most prominent endowments, state and corporate pension funds and charitable trusts.

Paulson & Co. Inc. (“Paulson”) is an investment management firm specializing in event-driven strategies, including merger arbitrage, bankruptcy reorganizations and distressed credit, structured credit, recapitalizations, restructurings and other corporate events. As of April 30, 2014, Paulson managed approximately $20 billion in assets and employed approximately 120 employees in offices located in New York, London and Hong Kong.

The Blackstone Group, L.P. (“Blackstone”) is one of the world’s leading investment and advisory firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services. Through its different investment businesses, as of March 31, 2014, Blackstone had assets under management of approximately $272 billion.

The Pre-IPO Transactions

The Corporation was formed for the purpose of effecting the Pre-IPO Transactions. Prior to the Pre-IPO Transactions, ESH Hospitality Holdings LLC, a Delaware limited liability company (“Holdings”), owned all of ESH REIT’s then-outstanding common units. Prior to the Pre-IPO Transactions, the Sponsors owned an approximate 99% interest in Holdings and the remaining interests were owned by certain members of the board of managers of Holdings and employees of HVM. Prior to the Pre-IPO Transactions, the Operating Lessees were each taxable REIT subsidiaries that leased the hotel properties from ESH REIT pursuant to operating leases. HVM was an eligible independent contractor, within the meaning of Section 856(d)(9) of the Code, that managed the hotel properties pursuant to management agreements with the Operating Lessees. Subsidiaries of ESH Strategies owned the trademarks and licensed their use to the Operating Lessees pursuant to trademark license agreements.

Through the Pre-IPO Transactions, the existing business was restructured and reorganized such that Holdings was liquidated and substantially all of the common stock of ESH REIT was distributed to the Sponsors; the Operating Lessees, ESH Strategies and the assets and obligations of HVM were transferred to the Corporation; the shareholders of ESH REIT transferred all of the Class A common stock of ESH REIT to the Corporation; and 100% of the common stock of the Corporation and all of the Class B common stock of ESH REIT were paired, forming the Paired Shares.

The Corporation, through its direct wholly-owned subsidiaries, now leases the 684 hotel properties from ESH REIT, owns the trademarks related to the business and self-manages the hotel properties. In addition, the Corporation owns all of the Class A common stock of ESH REIT, which represents approximately 55% of the outstanding shares of common stock of ESH REIT. The Corporation used the majority of the proceeds it received in the initial public offering to satisfy a promissory note it issued to purchase a sufficient number of additional shares of Class A common stock of ESH REIT to ensure that, upon the completion of the initial public offering, the Class A common stock of ESH REIT owned by the Corporation comprised approximately 55% of the outstanding common stock of ESH REIT.

Corporate Structure

The chart below summarizes our corporate structure as of March 31, 2014:

Public Shareholders
Sponsors and Management
15.9%
84.1%
7.1%[2]
37.9%[2]
Extended Stay America, Inc. (Corporation)[3]
55%[1]
ESH Hospitality Strategies LLC
ESA Management, LLC
ESH Mezzanine Borrowers[5]
ESH Hospitality, Inc. (ESH REIT)[4]
IP Owning Entities
Operating Lessees
ESH Mezzanine Borrowers[5]
Property Owning Entities[6]
trademark license agreement
operating leases
management agreement

1 Holder of Class A common stock of ESH REIT, which is entitled to the greater of (x) one vote per share or (y) the number of votes per share that would entitle the Class A common stock to 55% of the total voting power of all of the outstanding common stock of ESH REIT. The Class A common stock and Class B common stock are generally entitled to the same dividends per share for all ESH REIT dividends.

2 Holders of Class B common stock of ESH REIT, which is generally entitled to one vote per share. The Class A common stock and Class B common stock of ESH REIT are generally entitled to the same dividends per share for all ESH REIT dividends.

3 Corporation revolving credit facility.

4 ESH REIT revolving credit facility.

5 Mezzanine borrowers – The ESH Mezzanine Borrowers are jointly and severally liable for obligations under the 2012 Mezzanine Loans.

6 Mortgage borrowers.

Distribution Policies

We have made and intend to continue to make distributions of $0.15 per Paired Share per quarter. We intend to continue to make our expected distributions in respect of the common stock of ESH REIT. In the event distributions in respect of the common stock of ESH REIT are not sufficient to meet our expected distributions, the expected distributions may be completed through distributions in respect of the common stock of the Corporation using funds distributed to the Corporation as distributions on the Class A common stock of ESH REIT, after allowance for tax, if any, on those funds. The Corporation’s and ESH REIT’s boards of directors are independent of one another and owe separate fiduciary duties to the Corporation and ESH REIT. Each board of directors will separately determine the form, timing and amount of any distributions to be paid by the respective entities for any period.

Corporation Distribution Policy

The Corporation’s board of directors has not declared any distributions on the Corporation’s common stock and currently has no intention to do so, except as described above. The payment of any distributions will be at the discretion of the Corporation’s board of directors. Any such distributions will be made subject to the Corporation’s compliance with applicable law and will depend on, among other things, the receipt by the Corporation of dividends from ESH REIT in respect of the Class A common stock, the Corporation’s results of operations and financial condition, level of indebtedness, capital requirements, capital contributions to ESH REIT, contractual restrictions, restrictions in any existing or future debt agreements of the Corporation or ESH REIT and in any preferred stock and other factors that the Corporation’s board of directors may deem relevant. See “Distribution Policies—Corporation Distribution Policy” for a discussion of the distribution policies of the Corporation.

ESH REIT Distribution Policy

Subsequent to the initial public offering, ESH REIT has made and intends to continue to make distributions of $0.15 per share per quarter to its shareholders (including the Corporation). To qualify as a REIT, ESH REIT must distribute annually to its shareholders an amount at least equal to:

•	90% of its REIT taxable income, computed without regard to the deduction for dividends paid and excluding any net capital gain; plus

•	90% of the excess of its net income, if any, from foreclosure property over the tax imposed on such income by the Code; less

•	the sum of certain items of non-cash income that exceeds a percentage of ESH REIT’s income.

ESH REIT is subject to income tax on its taxable income that is not distributed and to an excise tax to the extent that certain percentages of its taxable income are not distributed by specified dates. ESH REIT generally expects to distribute approximately 95% of its REIT taxable income. ESH REIT will be subject to U.S. federal corporate income tax on its undistributed REIT taxable income and net capital gain and may be subject to U.S. federal excise tax. See “Material United States Federal Income Tax Considerations.” Taxable income as computed for purposes of the forgoing tax rules will not necessarily correspond to ESH REIT’s income before income taxes as determined under accounting principles generally accepted in the United States (“GAAP”) for financial reporting purposes.

ESH REIT’s ability to pay distributions is restricted by the terms of its indebtedness. In cases in which the terms of any of ESH REIT’s existing or future indebtedness prohibits the payment of cash dividends, ESH REIT may declare and pay taxable stock dividends in order to maintain its REIT status.

ESH REIT’s distributions will be authorized by the ESH REIT board of directors and declared based on a variety of factors. See “Distribution Policies—ESH REIT Distribution Policy” for a discussion of the distribution policies of ESH REIT.

On April 22, 2014, the board of directors of ESH REIT declared a cash distribution of $0.15 per share on its Class A common stock and Class B common stock with respect to the three months ended March 31, 2014. The dividend was paid on May 22, 2014.

Risks Related to the Lodging Industry and Our Business

Investing in the Paired Shares involves a high degree of risk. You should carefully consider the following risks as well as the risks described under “Risk Factors” and the other information contained in, or incorporated by reference into, this prospectus, including the financial statements and related notes, before investing in the Paired Shares.

•	We are subject to the operating risks common to the lodging industry, including events beyond our control that disproportionately affect the travel industry, such as war, terrorist attacks, travel-related health concerns, transportation and fuel prices, interruptions in transportation systems, travel-related accidents, fires, natural disasters and severe weather.

•	As of March 31, 2014, we had total indebtedness of approximately $3.0 billion. The agreements governing our existing indebtedness, and any future indebtedness may, restrict us, reduce operational flexibility and create default risks, including precluding the payment of cash dividends.

•	Mortgage and mezzanine debt obligations expose us to the possibility of foreclosure, which could result in the loss of any hotel property subject to mortgage or mezzanine debt.

•	Our business depends on the quality and reputation of our brands, and any deterioration in the quality or reputation of our brands or the lodging industry could materially adversely affect our market share, reputation, business, financial condition and results of operations.

•	We could incur significant costs related to government regulation and litigation over environmental, health and safety matters.

•	Compliance with the laws and regulations that apply to our hotel properties could materially adversely affect our ability to make future acquisitions or renovations, result in significant costs or delays and adversely affect our business strategies.

•	We operate in a highly competitive industry.

•	The lodging industry is cyclical and a worsening of general economic conditions or low levels of economic growth could materially adversely affect our business, financial condition, results of operations and our ability to pay dividends to our shareholders.

•	If we fail to implement our business strategies, our business, financial condition and results of operations could be materially adversely affected.

•	Our capital expenditures and business strategies may not result in our expected improvements in our business.

•	We are exposed to the risks resulting from real estate ownership, which could increase our costs, reduce our profitability and limit our ability to respond to market conditions.

•	Economic and other conditions may materially adversely affect the valuation of our hotel properties resulting in impairment charges that could have a material adverse effect on our business, results of operations and earnings.

•	Failure of ESH REIT to qualify as a REIT or remain qualified as a REIT would cause it to be taxed as a regular C corporation, which would expose it to substantial tax liability and could substantially reduce the amount of cash available to pay dividends to its shareholders.

•	Our structure has been infrequently utilized by public companies and has not been employed by a public company since a similar structure was employed by a public company in 2006, and the IRS could challenge ESH REIT’s qualification as a REIT.

•	ESH REIT’s board of directors could terminate its status as a REIT, subjecting ESH REIT’s taxable income to U.S. federal income taxation, which would increase its liabilities for taxes.

•	ESH REIT has a limited operating history as a publicly traded REIT and may not be successful in operating as a publicly traded REIT, which may adversely affect its ability to make distributions to its shareholders.

•	When this offering is completed, affiliates of Centerbridge, Paulson and Blackstone will each beneficially own approximately 23.8% of Paired Shares (23.3%, if the underwriters’ option to purchase additional Paired Shares is exercised in full), and their interests may conflict with or differ from your interests as a shareholder.

•	The Sponsors have the right to nominate four of the seven directors of the Corporation and three of the five directors of ESH REIT and therefore have significant control over the operation of our business. The Sponsors interests may conflict with or differ from your interests as a shareholder.

•	We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance guidelines, including, the requirements that a majority of the boards of directors of the Corporation and ESH REIT consist of independent directors, the requirement that each of the Corporation and ESH REIT have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and the requirement that each of the Corporation and ESH REIT have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•	Future sales or the possibility of future sales of a substantial amount of the Paired Shares by the Sponsors may depress the price of the Paired Shares.

Corporate Information

The Corporation was incorporated in the state of Delaware on July 8, 2013. ESH REIT was formed as a limited liability company in the state of Delaware on September 16, 2010 and was converted to a corporation on November 5, 2013. The formation of the Corporation and the conversion of ESH REIT into a Delaware corporation were completed as part of the Pre-IPO Transactions. Our principal executive offices are located at 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277, and our telephone number is (980) 345-1600. We maintain a website at www.extendedstayamerica.com. The information contained on, or that can be accessed through our website is not incorporated by reference in, and is not a part of, this prospectus.

THE OFFERING

Issuers	Extended Stay America, Inc. (the “Corporation”)

ESH Hospitality, Inc. (“ESH REIT”)

Description of Paired Shares	Each Paired Share consists of one share of common stock, par value $0.01 per share, of the Corporation that is attached to and trades as a single unit with one share of Class B common stock, par value $0.01 per share, of ESH REIT. See “Description of Our Capital Stock.”

Paired Shares offered by the

selling shareholders	21,000,000 Paired Shares.

Underwriters’ option to purchase

additional Paired Shares from the

selling shareholders	3,150,000 Paired Shares.

Percentage of outstanding Paired

Shares to be owned by the Sponsors

immediately after the offering	71.4%.

Use of proceeds	The selling shareholders will receive all of the net proceeds from the sale of the Paired Shares in this offering, including upon the sale of shares if the underwriters exercise their option to purchase additional shares, from the selling shareholders in this offering. We will not receive any of the proceeds from the sale of the Paired Shares by the selling shareholders. See “Use of Proceeds.”

NYSE symbol	“STAY.”

Ownership limitation	The Paired Shares are subject to ownership limitations. See “Description of Our Capital Stock—Limits on Ownership of Stock and Restrictions on Transfer.”

Risk factors	See “Risk Factors” included in our combined annual report on Form 10-K for the year ended December 31, 2013 and “Risk Factors” herein for a discussion of factors that you should carefully consider before deciding to invest in Paired Shares.

Unless otherwise indicated or the context requires, all information in this prospectus assumes an offering of 21,000,000 Paired Shares by the selling shareholders and no exercise of the underwriters’ option to purchase additional shares.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA

The following table sets forth summary financial and operating data on a historical basis for the Company and, for the year ended December 31, 2013, on a pro forma basis after giving effect to the Pre-IPO Transactions and the application of the net proceeds of the initial public offering.

The summary historical consolidated and combined financial data of the Company for the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012 have been derived from the audited consolidated and combined financial statements of the Company incorporated by reference in this prospectus. The summary historical consolidated and combined financial data of the Company as of December 31, 2011 has been derived from the audited consolidated and combined financial statements of the Company not incorporated by reference in this prospectus. The summary historical consolidated and combined financial data of the Company for the three months ended March 31, 2014 and 2013 and as of March 31, 2014 have been derived from the unaudited condensed consolidated and combined financial statements of the Company incorporated by reference in this prospectus. The unaudited condensed consolidated and combined financial statements have been prepared on the same basis as the audited consolidated and combined financial statements, and in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The following information should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited and unaudited consolidated and combined financial statements and related notes and other financial information included in our combined annual report on Form 10-K for the year ended December 31, 2013 and in our combined quarterly report on Form 10-Q for the three months ended March 31, 2014 incorporated by reference in this prospectus.

The summary unaudited pro forma condensed consolidated and combined financial data for the year ended December 31, 2013 is derived from the Company’s unaudited pro forma condensed consolidated and combined statement of operations included elsewhere in this prospectus and is presented as if the Pre-IPO Transactions and the initial public offering had occurred on January 1, 2013 for the purposes of the unaudited pro forma condensed statement of operations. The summary unaudited pro forma condensed consolidated and combined financial data presented below is that of the Company and its consolidated subsidiaries, including ESH REIT, after giving effect to the Pre-IPO Transactions and the application of the net proceeds of the initial public offering, and therefore the summary unaudited pro forma condensed consolidated and combined financial data is comparable to the consolidated and combined financial data of the Company and not ESH REIT on a stand-alone basis. The summary unaudited pro forma condensed consolidated and combined financial data is not necessarily indicative of what the actual results of operations of the Company would have been assuming the Pre-IPO Transactions and the initial public offering had been completed on January 1, 2013, nor for the period presented is it indicative of the results of operations of future periods. See “Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations of the Company” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated and combined financial data.

	Company	Company
	Pro Forma	Historical
(Dollars in millions, other than ADR, RevPAR, per share and Paired Share amounts)	Year Ended December 31, 2013	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Statement of operations data:
Room revenues	$1,114.0	$266.2	$252.8	$1,114.0	$984.3	$913.0
Other hotel revenues	17.8	4.1	3.7	17.8	16.9	18.7
Management fees, license fees and other revenues	1.0	—	0.3	1.0	10.3	11.0

Total revenues	1,132.8	270.3	256.8	1,132.8	1,011.5	942.7
Total operating expenses	808.3	210.3	190.1	821.8	727.5	677.3
Income before income tax (benefit) expense	160.8	21.1	14.6	77.7	26.9	53.7
Net income	119.8	16.1	13.9	82.7	22.3	46.6
Net income attributable to common shareholders or members	38.3	10.8	13.4	86.2	20.7	45.6
Net income per share - basic	$0.19	$0.05	$0.08	$0.49	$0.12	$0.27
Net income per share - diluted	$0.19	$0.05	$0.08	$0.49	$0.12	$0.26

Other financial data:
Cash flows provided by (used in):
Operating activities		$72.5	$83.0	$311.3	$201.1	$180.6
Investing activities		(141.1)	(109.7)	(165.3)	(223.8)	(43.4)
Financing activities		23.6	(1.0)	(189.0)	27.6	(50.1)
Capital expenditures		(49.4)	(36.2)	(172.5)	(271.5)	(106.1)
EBITDA (a)	493.8	103.0	107.9	480.2	414.2	386.0
Adjusted EBITDA (a)	518.6	112.3	111.9	518.6	434.9	409.8
Hotel Operating Profit (b)	594.1	130.2	128.4	594.1	508.5	468.9
Hotel Operating Margin (b)	52.5%	48.2%	50.0%	52.5%	50.8%	50.3%
Paired Share Income (c)	119.7	16.1	13.4	81.9	20.7	45.6
Adjusted Paired Share Income (c)	136.6	22.4	15.9	98.8	34.4	62.2
Adjusted Paired Share Income per Paired Share—basic (c)	$0.67	$0.11	$0.09	$0.57	$0.20	$0.37
Adjusted Paired Share Income per Paired Share—diluted (c)	$0.67	$0.11	$0.09	$0.56	$0.20	$0.36

Operating data:
Rooms (at period end)(1)		76,265	75,928	76,219	75,928	73,657
Average occupancy rate		70.0%	70.6%	74.2%	73.3%	75.1%
ADR		$55.39	$52.41	$54.15	$49.77	$45.20
RevPAR		$38.79	$36.99	$40.18	$36.46	$33.96

		Company
		Historical
(Dollars in millions)		March 31, 2014		December 31, 2013	December 31, 2012	December 31, 2011
		(unaudited)
Balance sheet data:
Cash and cash equivalents(2)		$15.5		$60.5	$103.6	$98.6
Restricted cash		140.3		47.3	61.6	236.7
Property and equipment, net		4,134.3		4,127.3	4,110.6	3,844.1
Total assets		4,516.9		4,449.7	4,491.7	4,357.3
Mortgage loans payable		2,519.8		2,519.8	2,525.7	1,980.2
Mezzanine loans payable		365.0		365.0	1,080.0	700.0
Revolving credit facilities		60.0		20.0	—	—
Mandatorily redeemable preferred stock		21.2		21.2	—	—
Total liabilities		3,173.7		3,108.5	3,738.9	2,805.9
Total equity		1,343.2 (2)		1,341.2 (2)	752.8	1,551.4
Total liabilities and equity		$4,516.9		$4,449.7	$4,491.7	$4,357.3

(1)	On December 31, 2013, we acquired two hotels that we previously managed and on December 12, 2012, we acquired 17 hotels that we previously managed.

(2)	In March 2014, ESH REIT paid a prorated dividend with respect to the fourth quarter of 2013 of approximately $36.4 million to its Class A and Class B common shareholders. On May 22, 2014, ESH REIT paid a dividend with respect to the first quarter of 2014 of approximately $68.2 million to its Class A and Class B common shareholders.

(a)	EBITDA and Adjusted EBITDA. Earnings before interest expense, net, income taxes, depreciation and amortization (“EBITDA”) is a commonly used measure in many industries. We adjust EBITDA when evaluating our performance because we believe that the adjustment for certain items, such as restructuring and acquisition transaction expenses, impairment charges related to long-lived assets, other non-operating expenses (including foreign currency transaction loss), non-cash equity-based compensation and other items not indicative of ongoing operating performance, provides useful supplemental information to investors regarding our ongoing operating performance. We believe that EBITDA and Adjusted EBITDA provide useful information to investors regarding our results of operations that help us and our investors evaluate the ongoing operating performance of our hotels and facilitate comparisons between us and other lodging companies, hotel owners and capital-intensive companies.

EBITDA and Adjusted EBITDA as presented may not be comparable to measures calculated by other companies. This information should not be considered as an alternative to net income, net income per share, cash flow from operations or any other operating performance measure calculated in accordance with GAAP. Cash expenditures for various real estate or hotel assets such as capital expenditures, interest expense and other items have been and will continue to be incurred and are not reflected in EBITDA or Adjusted EBITDA. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions and assessments of operating performance. Our historical consolidated and combined statements of operations and cash flows include interest expense, net, capital expenditures and other excluded items, all of which should be considered when evaluating our performance, in addition to our non-GAAP financial measures. Additionally, EBITDA and Adjusted EBITDA should not solely be considered as a measure of our liquidity or indicative of funds available to fund our cash needs, including our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA” in our combined annual report on Form 10-K for the year ended December 31, 2013 and in our combined quarterly report on Form 10-Q for the three months ended March 31, 2014 incorporated by reference in this prospectus.

The following table provides a reconciliation of net income to EBITDA and Adjusted EBITDA for the year ended December 31, 2013 on a pro forma basis and on a historical basis for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011 (in millions):

	Company		Company
	Pro Forma		Historical
	Year Ended December 31, 2013		Three Months Ended March 31, 2014		Three Months Ended March 31, 2013		Year Ended December 31, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011
Net income	$119.8		$16.1		$13.9		$82.7		$22.3		$46.6
Interest expense, net	164.9		36.5		52.1		234.4		257.4		211.9
Income tax expense	41.0		5.1		0.7		(5.0)		4.6		7.1
Depreciation and amortization	168.1		45.3		41.2		168.1		129.9		120.4

EBITDA	493.8		103.0		107.9		480.2		414.2		386.0
Restructuring expenses	0.6		—		0.6		0.6		5.8		10.5
Acquisition transaction expenses	0.2		—		0.1		0.2		1.7		0.6
Impairment of long-lived assets	3.3		—		1.4		3.3		1.4		—
Other non-operating expense	—		2.5		—		—		—		—
Non-cash equity-based compensation	6.6		2.5		1.4		20.2		4.4		4.7
Other expenses	14.1	(1)	4.3	(2)	0.5	(3)	14.1	(1)	7.4	(4)	8.0	(5)

Adjusted EBITDA	$518.6		$112.3		$111.9		$518.6		$434.9		$409.8

(1)	Includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of approximately $11.2 million and loss on disposal of assets of approximately $2.9 million.
(2)	Includes public company transition costs of approximately $1.1 million, consulting fees related to the implementation of our new strategic initiatives, including review of our corporate infrastructure, of approximately $1.4 million and loss on disposal of assets of approximately $1.8 million.

(3)	Includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of approximately $0.4 million and loss on disposal of assets of approximately $13,000.
(4)	Includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of approximately $1.6 million, consulting fees related to the implementation of our new strategic initiatives, including services related to pricing and yield management projects, of approximately $4.9 million and loss on disposal of assets of approximately $0.9 million.
(5)	Includes consulting fees related to the implementation of our new strategic initiatives, including services related to pricing and yield management projects, of approximately $7.4 million and loss on disposal of assets of approximately $0.6 million.

(b)	Hotel Operating Profit and Hotel Operating Margin. Hotel operating profit and hotel operating margin measure hotel-level operating results prior to debt service, depreciation and amortization and general and administrative expenses and are supplemental measures of aggregate hotel-level profitability. Both measures are used by us to evaluate the operating profitability of our hotels. We define hotel operating profit as the sum of room and other hotel revenues less hotel operating expenses (excluding loss on disposal of assets) and hotel operating margin as the ratio of hotel operating profit divided by the sum of room and other hotel revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Hotel Operating Profit and Hotel Operating Margin” in our combined annual report on Form 10-K for the year ended December 31, 2013 and in our combined quarterly report on Form 10-Q for the three months ended March 31, 2014 incorporated by reference in this prospectus.

The following table provides a reconciliation of our room revenues, other hotel revenues and hotel operating expenses (excluding loss on disposal of assets) to hotel operating profit and hotel operating margin for the year ended December 31, 2013 on a pro forma basis and on a historical basis for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011 (in millions):

	Company		Company
	Pro Forma		Historical
	Year Ended December 31, 2013		Three Months Ended March 31, 2014		Three Months Ended March 31, 2013		Year Ended December 31, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011
Room revenues	$1,114.0		$266.2		$252.8		$1,114.0		$984.3		$913.0
Other hotel revenues	17.8		4.1		3.7		17.8		16.9		18.7

Total hotel revenues	1,131.8		270.3		256.5		1,131.8		1,001.2		931.7
Hotel operating expenses	537.7	(3)	140.1	(1)	128.1	(2)	537.7	(3)	492.7	(4)	462.8	(5)

Hotel operating profit	$594.1		$130.2		$128.4		$594.1		$508.5		$468.9

Hotel operating margin	52.5%		48.2%		50.0%		52.5%		50.8%		50.3%

(1)	Excludes loss on disposal of assets of approximately $1.8 million.
(2)	Excludes loss on disposal of assets of approximately $13,000.
(3)	Excludes loss on disposal of assets of approximately $2.9 million.
(4)	Excludes loss on disposal of assets of approximately $0.9 million.
(5)	Excludes loss on disposal of assets of approximately $0.6 million.

(c)

Paired Share Income, Adjusted Paired Share Income and Adjusted Paired Share Income per Paired Share. Paired Share Income, Adjusted Paired Share Income and Adjusted Paired Share Income per Paired Share are useful measures for investors since our Paired Shares, directly through the common stock of the Corporation and Class B common stock of ESH REIT, and indirectly through the Corporation’s ownership of the Class A common stock of ESH REIT, entitle holders of the Paired Shares to participate in 100% of the common equity and earnings of both the Corporation and ESH REIT. As required by GAAP, net income attributable to common shareholders excludes earnings attributable to ESH REIT’s Class B common shares, a noncontrolling interest. Based on the limitations on transfer provided for in each of the Corporation’s and ESH REIT’s charters, shares of common stock of the Corporation and shares of Class B common stock of ESH REIT are transferrable and tradable only in combination as units, each unit consisting of one share of the Corporation’s common stock and one share of ESH REIT Class B common stock. As a result, we believe that Paired Share Income, Adjusted Paired Share Income and Adjusted Paired Share Income per Paired Share represent useful measures to holders of the Paired Shares.

Paired Share Income is defined as the sum of net income attributable to common shareholders of the Corporation and noncontrolling interests of the Corporation attributable to the Class B common shares of ESH REIT. Adjusted Paired Share Income is defined as Paired Share Income adjusted for items that, net of income taxes, we believe are not reflective of our ongoing or future operating performance. We adjust Paired Share Income for the following items, net of income taxes, and refer to this measure as Adjusted Paired Share Income: restructuring expenses, acquisition transaction expenses, impairment of long-lived assets, other non-operating expense (including foreign currency transaction loss) and other expenses or income (including costs related to our initial public offering, public company transition fees, certain consulting fees related to our new strategic initiatives and the loss on disposal of assets). With the exception of equity-based compensation, an ongoing charge, these adjustments (other than the effect of income taxes) are the same as those used in the reconciliation of EBITDA to Adjusted EBITDA.

Adjusted Paired Share Income per Paired Share is defined as Adjusted Paired Share Income divided by the number of Paired Shares outstanding on a basic and diluted basis. Until such time as the number of outstanding common shares of the Corporation and Class B common shares of ESH REIT differ, we believe Adjusted Paired Share Income per Paired Share is useful to investors, as it represents the economic risks and rewards related to an investment in our Paired Shares. We believe that Paired Share Income, Adjusted Paired Share Income and Adjusted Paired Share Income per Paired Share provide meaningful indicators of the Company’s operating performance in addition to separate and/or individual analyses of net income attributable to common shareholders of the Corporation and net income attributable to Class B common shareholders of ESH REIT, each of which may be impacted by specific GAAP requirements, including the recognition of contingent lease rental revenues and the recognition of lease rental revenues on a straight-line basis, and may not necessarily reflect how cash flows are generated on an individual entity basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Paired Share Income, Adjusted Paired Share Income and Adjusted Paired Share Income per Paired Share” in our combined quarterly report on Form 10-Q for the three months ended March 31, 2014 incorporated by reference in this prospectus.

Paired Share Income, Adjusted Paired Share Income and Adjusted Paired Share Income per Paired Share should not be considered as an alternative to net income of the Company, net income of the Corporation, net income of ESH REIT, net income per share of the common stock of the Corporation, net income per share of the Class A or Class B common stock of ESH REIT or any other operating measure calculated in accordance with GAAP. The following table provides a reconciliation of net income attributable to common shareholders of the Corporation to Paired Share Income, Adjusted Paired Share Income and a calculation of Adjusted Paired Share Income per Paired Share for the year ended December 31, 2013 on a pro forma basis, and on a historical basis for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011 (in millions, except per Paired Share data):

	Company		Company
	Pro Forma		Historical
	Year Ended December 31, 2013		Three Months Ended March 31, 2014		Three Months Ended March 31, 2013		Year Ended December 31, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011
Net income attributable to common shareholders or members	$38.3		$10.8		$13.4		$86.2		$20.7		$45.6
Noncontrolling interests attributable to Class B common shares of ESH REIT	81.4	(1)	5.3	(1)	—		(4.3	)(1)	—		—

Paired Share Income	119.7		16.1		13.4		81.9		20.7		45.6
Restructuring expenses	0.6		—		0.6		0.6		4.8		9.1
Acquisition transaction expenses	0.2		—		0.1		0.2		1.4		0.5
Impairment of long-lived assets	3.2		—		1.3		3.2		1.3		—
Other non-operating expense	—		2.4		—		—		—		—
Other expenses	12.9	(2)	3.9	(3)	0.5	(4)	12.9	(2)	6.2	(5)	7.0	(6)

Adjusted Paired Share Income	$136.6		$22.4		$15.9		$98.8		$34.4		$62.2

Adjusted Paired Share Income per Paired Share - basic	$0.67		$0.11		$0.09		$0.57		$0.20		$0.37

Adjusted Paired Share Income per Paired Share - diluted	$0.67		$0.11		$0.09		$0.56		$0.20		$0.36

Weighted average Paired Shares outstanding - basic	203,020		203,299		170,329		174,894		169,816		168,813

Weighted average Paired Shares outstanding - diluted	204,484		204,375		172,030		176,268		171,796		171,345

(1)	Noncontrolling interests attributable to Class B common shares of ESH REIT is calculated by multiplying ESH REIT’s net income attributable to controlling interests by approximately 45%, the Class B common shares’ ownership of ESH REIT. See “Unaudited Pro Forma Condensed Consolidated Financial Statements of ESH REIT.” Prior to the Pre-IPO Transactions in November 2013, which occurred in connection with the Corporation’s and ESH REIT’s initial public offering, no portion of the Company’s (i.e., the Paired Share’s) noncontrolling interests represented interests attributable to the Class B common shares of ESH REIT.

(2)	Includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of approximately $11.2 million pre-tax and loss on disposal of assets of approximately $2.9 million pre-tax, which total approximately $12.9 million after-tax.
(3)	Includes public company transition costs of approximately $1.1 million pre-tax, consulting fees related to the implementation of our new strategic initiatives, including review of our corporate infrastructure, of approximately $1.4 million pre-tax, and loss on disposal of assets of approximately $1.8 million pre-tax, which total approximately $3.9 million after-tax.
(4)	Includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of approximately $0.4 million pre-tax and after-tax.
(5)	Includes costs related to preparations for our initial public offering, consisting primarily of the Pre-IPO Transactions, of approximately $1.6 million pre-tax, consulting fees related to the implementation of our new strategic initiatives, including services related to pricing and yield management projects, of approximately $4.9 million pre-tax and loss on disposal of assets of approximately $0.9 million pre-tax, which total approximately $6.2 million after-tax.
(6)	Includes consulting fees related to the implementation of our new strategic initiatives, including services related to pricing and yield management projects, of approximately $7.4 million pre-tax and loss on disposal of assets of approximately $0.6 million pre-tax, which total approximately $7.0 million after-tax.

RISK FACTORS

An investment in the Paired Shares involves a high degree of risk. You should carefully consider the risk factors in our combined annual report on Form 10-K for the year ended December 31, 2013 as well as the following risk factors and the other information that this prospectus includes and incorporates by reference, before investing in the Paired Shares. Any of the risks could materially and adversely affect our business, financial condition or results of operations and our ability to pay dividends to our shareholders. In such a case the trading price of the Paired Shares could decline, and you may lose all or part of your investment in us.

Risks Related to the Paired Shares

If our stock price fluctuates, you could lose a significant part of your investment.

The market price of the Paired Shares may be influenced by many factors including:

•	announcements of new hotels or services or significant price reductions by us or our competitors;

•	changes in tax law or interpretations thereof;

•	the failure of securities analysts to cover the Paired Shares or changes in analysts’ financial estimates;

•	variations in quarterly results of operations;

•	default on our indebtedness or foreclosure of our hotel properties;

•	economic, legal and regulatory factors unrelated to our performance;

•	increased competition;

•	future sales of the Paired Shares or the perception that such sales may occur;

•	investor perceptions of us and the lodging industry;

•	events beyond our control, such as war, terrorist attacks, travel-related health concerns, transportation and fuel prices, travel-related accidents, natural disasters and severe weather; and

•	the other factors listed in this “Risk Factors” section and in the “Risk Factors” section included in our combined annual report on Form 10-K for the year ended December 31, 2013 incorporated by reference in this prospectus.

As a result of these factors, investors in Paired Shares may not be able to resell their Paired Shares at or above their purchase price. In addition, our stock price has been, and is likely to continue to be, volatile. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Accordingly, these broad market and industry factors may significantly reduce the market price of the Paired Shares, regardless of our operating performance.

Certain of our shareholders each beneficially own a substantial amount of the Paired Shares and will continue to have substantial control over us after this offering and their interests may conflict with or differ from your interests as a shareholder.

Affiliates of Centerbridge, Paulson and Blackstone each beneficially own approximately 27.2% of the Paired Shares before this offering and when this offering is completed, will beneficially own approximately 23.8%, 23.8% and 23.8%, respectively, of the Paired Shares (or 23.3%, 23.3% and 23.3%, respectively, if the underwriters’ option to purchase additional Paired Shares is exercised in full), with no individual entity owning, actually or constructively, more than 9.8% as provided in the respective charters of the Corporation and ESH REIT, and we expect that we will continue to be a “controlled company” within the meaning of the NYSE rules and ESH REIT will continue to be controlled by virtue of its ownership by the Corporation, regardless of the

Sponsors’ ownership. In addition, four directors of the Corporation and three directors of ESH REIT were designated by the Sponsors pursuant to the stockholders agreement between the Corporation, ESH REIT and the Sponsors. Further, the Sponsors are entitled to consent rights on specified matters pursuant to the stockholders agreement. As a result, the Sponsors will continue to be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring shareholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions. These shareholders may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of the Paired Shares to decline or prevent our shareholders from realizing a premium over the market price for their Paired Shares.

Additionally, each of the Sponsors is in the business of making investments in companies and may acquire and hold, and in a few instances have acquired and held, interests in businesses that compete directly or indirectly with us. One or more of the Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. The Corporation’s and ESH REIT’s charters provide that none of the Sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate.

As restrictions on resale end or if the Sponsors exercise their remaining registration rights, a significant number of Paired Shares could become eligible for resale. As a result, the market price of our stock could decline if the Sponsors sell their Paired Shares or are perceived by the market as intending to sell them. See “—Future sales or the possibility of future sales of a substantial amount of the Paired Shares may depress the price of the Paired Shares,” “Description of Our Capital Stock—Registration Rights Agreement” and “Shares Eligible for Future Sale.”

Future sales or the possibility of future sales of a substantial amount of the Paired Shares may depress the price of the Paired Shares.

Future sales or the availability for sale of substantial amounts of the Paired Shares in the public market could adversely affect the prevailing market price of the Paired Shares and could impair our ability to raise capital through future sales of equity securities.

The charters of the Corporation and ESH REIT authorize us to issue 3,500,000,000 Paired Shares, of which 204,715,903 Paired Shares were outstanding as of June 1, 2014. This number includes 21,000,000 Paired Shares that the selling shareholders are selling in this offering, which will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). We expect that 148,624,769 of the remaining outstanding Paired Shares, including the Paired Shares owned by the Sponsors and our executive officers and directors, will be restricted from immediate resale under the federal securities laws and the lock-up agreements between the Sponsors, our executive officers and directors and the underwriters, but may be sold in the near future. See “Underwriting.” Following the expiration of the applicable lock-up period, all these Paired Shares will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations and applicable holding period requirements. In addition, the Sponsors have the ability to cause us to register the resale of their remaining shares. See “Shares Eligible for Future Sale” for a discussion of the Paired Shares that may be sold into the public market in the future.

We may issue Paired Shares or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of Paired Shares, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those Paired Shares or other securities in connection with any such acquisitions and investments.

We have also filed a registration statement on Form S-8 covering 8,000,000 Paired Shares in connection with our employee benefit plans.

We cannot predict the size of future issuances of the Paired Shares or the effect, if any, that future issuances and sales of the Paired Shares will have on the market price of the Paired Shares. Sales of substantial amounts of the Paired Shares (including Paired Shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for the Paired Shares.

Under our equity incentive plans, the granting entity will need to compensate the non-granting entity for the issuance of its component share of the Paired Shares.

The Extended Stay America, Inc. 2013 Long-Term Incentive Plan (“Corporation 2013 LTIP”) and the ESH Hospitality, Inc. 2013 Long-Term Incentive Plan (“ESH REIT 2013 LTIP,” each a “2013 LTIP”) contemplate grants of Paired Shares to employees, officers and directors of the Corporation and ESH REIT (each a “Granting Entity”), as applicable. Each Granting Entity makes awards to eligible participants under its respective 2013 LTIP in respect of Paired Shares, subject to the non-Granting Entity’s approval of the terms of each award made under the Granting Entity’s 2013 LTIP, and the non-Granting Entity’s agreement to issue its component of the Paired Share (i.e., with respect to the Corporation, a share of common stock, and with respect to ESH REIT, a share of Class B common stock) to the grantee at the time of delivery of its component of the Paired Share.

The Granting Entity will compensate the non-Granting Entity generally in cash for its issuance of its component of the Paired Share for the fair market value at the time of issuance. In some cases, the applicable Granting Entity may have to pay more for a share of the non-Granting Entity than it would have otherwise paid at the time of grant as the result of an increase in the value of a Paired Share between the time of grant and the time of exercise or settlement. In addition, the Corporation may need to acquire additional shares of Class A common stock of ESH REIT at the time of issuance of the shares of Class B common stock of ESH REIT in order to maintain its 55% interest in ESH REIT.

Under the 2013 LTIPs, a grant of RSUs results in the recognition of total compensation expense equal to the grant date fair value of such grant. Compensation expense related to a grant is recognized on a straight-line basis over the requisite service period of each grant. As it relates to the Company’s financial statements, with respect to grants issued to directors of ESH REIT, such compensation expense is recognized on a mark-to-market basis each period rather than on a straight-line basis.

If securities analysts do not publish research or reports about Extended Stay, or if they issue unfavorable commentary about us or our industry or downgrade the Paired Shares, the price of the Paired Shares could decline.

The trading market for the Paired Shares depends in part on the research and reports that third-party securities analysts continue to publish about Extended Stay and the lodging industry. One or more analysts could downgrade the Paired Shares or issue other negative commentary about Extended Stay or our industry. In addition, we may be unable or slow to maintain and attract additional research coverage. Alternatively, if one or more of these analysts cease coverage of Extended Stay, we could lose visibility in the market. As a result of one or more of these factors, the trading price of the Paired Shares could decline.

Delaware law and our organizational documents may impede or discourage a takeover, which could deprive our shareholders of the opportunity to receive a premium for their shares.

The Corporation and ESH REIT are Delaware corporations, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing shareholders. In addition, provisions of the Corporation’s and ESH REIT’s charters and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our boards of directors. These provisions include, among others:

•	the ability of our boards of directors to designate one or more series of preferred stock and issue shares of preferred stock without shareholder approval;

•	actions by shareholders may not be taken by written consent, except that any action required or permitted to be taken by our shareholders may be effected by written consent until such time as the Sponsors cease to own 50% or more of the outstanding Paired Shares;

•	the sole power of a majority of the boards of directors to fix the number of directors;

•	advance notice requirements for nominating directors or introducing other business to be conducted at shareholder meetings, provided that such notice will not be applicable to the Sponsors so long as they own at least 50% of the outstanding Paired Shares; and

•	the limited ability of shareholders to call special meetings while the Sponsors own at least 50% of the outstanding Paired Shares;

•	the affirmative supermajority vote of our shareholders to amend anti-takeover provisions in our charters and bylaws.

The foregoing factors, as well as the significant ownership of Paired Shares by the Sponsors, and certain covenant restrictions under our indebtedness could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for the Paired Shares, which, under certain circumstances, could reduce the market price of the Paired Shares.

The Corporation and ESH REIT may each issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of the Paired Shares, which could depress the price of the Paired Shares.

The Corporation has 21,202 shares of 8.0% voting preferred stock outstanding. ESH REIT has 125 shares of 12.5% preferred stock outstanding. See “Description of Our Capital Stock—Description of Preferred Stock.” The Corporation’s charter authorizes the Corporation to issue up to 350,000,000 shares of one or more additional series of preferred stock. ESH REIT’s charter authorizes ESH REIT to issue up to 350,000,000 shares of one or more additional series of preferred stock. The boards of directors of the Corporation and ESH REIT will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by shareholders. Preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Paired Shares. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for the Paired Shares at a premium over the market price and adversely affect the market price and the voting and other rights of the holders of the Paired Shares.

ESH REIT may be subject to adverse legislative or regulatory tax changes that could adversely affect the market price of the Paired Shares.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation, or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. ESH REIT, the Corporation and holders of Class B common stock could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation, which could effectively eliminate our structure, and in turn, adversely affect the market price of the Paired Shares. On February 26, 2014, the Chairman of the Ways and Means Committee of the U.S. House of Representatives released a draft proposal titled the Tax Reform Act of 2014 that includes a provision that would impact ESH REIT’s ability to qualify as a REIT. Under the draft proposal, certain rents ESH REIT receives from the Corporation based on a percentage of the Corporation’s gross receipts or sales would fail to qualify as rents from real property if received under lease agreements entered into, or materially modified (including an extension of terms), after the effective date of the provision. If the draft provision or a similar provision were enacted, the provision would effectively prevent the use of our current structure beginning with the taxable period in which ESH REIT and the Corporation entered into a new lease agreement, or materially modified an existing lease agreement, after the effective date of such provision, unless the terms of such new lease agreement or modification eliminated rents paid to ESH REIT based on a percentage of the Corporation’s gross receipts or sales.

There is a possibility that there will be amendments to or elimination of the pairing arrangement, which may, in turn, impact ESH REIT’s status as a REIT.

Each share of common stock of the Corporation is attached to and trades together with the Class B common stock of ESH REIT. Under the Corporation’s and ESH REIT’s charters, each of the respective board of directors may modify or eliminate this pairing arrangement without the consent of its respective shareholders at any time if that board of directors no longer deems it in the best interests of the Corporation or ESH REIT, as the case may be, for their shares to continue to be attached and trade together. At this time, neither board has determined the circumstances under which the pairing arrangement would be terminated. However, circumstances that the respective board might consider in making such a determination may include, for example, the enactment of legislation that would significantly reduce or eliminate the benefits of our current structure. With respect to such determination, the respective board must fulfill at all times its respective fiduciary duties and, therefore, it is not possible to predict at this time the future circumstances under which the respective board would terminate the pairing arrangement. In addition, holders of Paired Shares have the option, by the vote of a majority of the Paired Shares then outstanding, to eliminate the pairing arrangement in accordance with the respective charters of the Corporation and ESH REIT. The pairing arrangement will be automatically terminated upon bankruptcy of either of the Corporation or ESH REIT.

The Corporation and ESH REIT each have the right, at their option and without the consent of the holders of the Paired Shares, to acquire shares of Class B common stock of ESH REIT from the holders of such shares in exchange for cash, securities of the Corporation or ESH REIT, as the case may be, and/or any other property with a fair market value, as determined by a valuation firm or investment bank, at least equal to the fair market value of the Class B common stock of ESH REIT being exchanged. The Corporation and ESH REIT each have the right, at their option and without the consent of the holders of the Paired Shares, to acquire shares of the Corporation’s common stock from the holders of such shares in exchange for cash, securities of the Corporation or ESH REIT, as the case may be, and/or any other property with a fair market value, as determined by a valuation firm or investment bank, at least equal to the fair market value of the Corporation’s common stock being exchanged. Holders of the Paired Shares could be subject to U.S. federal income tax on the exchange of shares of Class B common stock of ESH REIT or shares of common stock of the Corporation and may not receive cash to pay the tax from the Corporation or ESH REIT. See “Material United States Federal Income Tax Consequences—Taxation of Holders of Paired Shares with Respect to ESH REIT Shares” and “Material United States Federal Income Tax Consequences—Taxation of Holders of Paired Shares with Respect to Shares of Common Stock of the Company.”

After any such acquisition, shares of the Corporation’s common stock may be paired with shares of Class B common stock of ESH REIT in a different proportion, but such shares will continue to be attached and trade together. Further, the Corporation’s charter and ESH REIT’s charter allow the respective boards of directors of the Corporation and ESH REIT to, in their sole discretion, issue unpaired shares of their capital stock. Trading in unpaired shares of the Corporation or ESH REIT may reduce the liquidity or value of the Paired Shares. The Class A common stock of ESH REIT owned by the Corporation is also freely transferable and if transferred, the transferee will hold unpaired shares of common stock of ESH REIT.

ESH REIT’s board of directors could terminate its status as a REIT, subjecting ESH REIT’s taxable income to U.S. federal income taxation, which would increase its liabilities for taxes.

Under ESH REIT’s charter, its board of directors may terminate its REIT status, without the consent of its shareholders, at any time if the board no longer deems it in the best interests of ESH REIT to continue to qualify under the Code as a REIT, subject to the Sponsors’ consent rights pursuant to the stockholders agreement between the Corporation, ESH REIT and the Sponsors. ESH REIT’s board of directors has not yet determined the circumstances under which ESH REIT’s status as a REIT would be terminated. However, circumstances that the board may consider in making such a determination may include, for example:

•	the enactment of new legislation that would significantly reduce or eliminate the benefits of being a REIT or having a paired share arrangement; or

•	ESH REIT no longer being able to satisfy the REIT requirements.

With respect to this determination, ESH REIT’s board must fulfill at all times its fiduciary duties and, therefore, it is not possible to predict at this time the future circumstances under which the board would terminate ESH REIT’s status as a REIT.

If ESH REIT’s status as REIT is terminated, its taxable income will be subject to U.S. federal income taxation (including any applicable alternative minimum tax) at regular corporate rates. If ESH REIT’s status was terminated and it was not entitled to relief under certain Code provisions, it would be unable to elect REIT status for the four taxable years following the year during which it ceased to so qualify.

We are exposed to risks relating to evaluations of our internal controls required by Section 404 of the Sarbanes-Oxley Act.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and will be required to comply with Section 404 in full (including an auditor attestation on management’s internal controls report) in our combined annual report on Form 10-K for the year ending December 31, 2014 (subject to any change in applicable SEC rules). Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board (“PCAOB”) rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

If we fail to implement the requirements of Section 404 in a timely manner, regulatory authorities such as the SEC or the PCAOB might subject us to sanctions or investigation. If we do not implement improvements to our disclosure controls and procedures or to our internal controls in an effective or timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting pursuant to an audit of our controls. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if we or our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the price of the Paired Shares. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the trading price of the Paired Shares may be adversely affected. In connection with the audits of our 2013 and 2012 financial statements, our management and auditors identified “significant deficiencies.”

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act and the NYSE, may strain our resources, increase our costs and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the corporate governance standards of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the NYSE. These requirements place a strain on our management, systems and resources. The Exchange Act requires us to file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare proxy statements with respect to the annual meetings of shareholders of the Corporation and ESH REIT. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. The NYSE requires that we comply with various corporate governance requirements. To maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting and comply with the Exchange Act and NYSE requirements, significant resources and management oversight are required. This may divert management’s attention from other business concerns and lead to significant costs associated with compliance, which could have a material adverse effect on us and the price of the Paired Shares. Advocacy efforts by shareholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of these costs.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the NYSE rules and may elect not to comply with certain corporate governance requirements of the NYSE, including:

•	the requirement that a majority of the boards of directors of the Corporation and ESH REIT consist of independent directors;

•	the requirement that each of the Corporation and ESH REIT have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that each of the Corporation and ESH REIT have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We rely on all of the exemptions listed above. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts included or incorporated by reference in this prospectus may be forward-looking. Statements herein regarding our ongoing hotel reinvestment program, our ability to meet our debt service obligations, our future capital expenditures, our distribution or dividend policies, our plans, objectives, goals, beliefs, business strategies, future events, business conditions, results of operations, financial position and our business outlook, business trends and other information referred to or incorporated by reference in this prospectus are forward-looking statements.

When used in this prospectus, the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “look forward to” and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties and other important factors include, but are not limited to:

•	changes in U.S. general and local economic activity and the impact of these changes on consumer demand for lodging and related services in general and for extended stay lodging in particular;

•	levels of spending in the business, travel and leisure industries, as well as consumer confidence;

•	increased competition and the over-building of hotels in our markets;

•	incidents or adverse publicity concerning our hotels or other extended stay hotels;

•	our ability to implement our business strategies profitably;

•	declines in occupancy and average daily rate;

•	our ability to retain the services of certain members of our management;

•	the ability of ESH REIT to qualify, and remain qualified, as a REIT under the Code;

•	actual or constructive ownership (including deemed ownership by virtue of certain attribution provisions under the Code) of Paired Shares by investors who we do not control, which may cause ESH REIT to fail to meet the REIT income tests;

•	the availability of capital for renovations and future acquisitions;

•	the high fixed cost of hotel operations;

•	the seasonal and cyclical nature of the real estate and lodging businesses;

•	interruptions in transportation systems, which may result in reduced business or leisure travel;

•	events beyond our control, such as war, terrorist attacks, travel-related health concerns and natural disasters;

•	changes in distribution arrangements, such as through internet travel intermediaries;

•	our ability to keep pace with improvements in technology utilized for reservations systems and other operating systems;

•	decreases in brand loyalty due to increasing use of internet reservation channels;

•	fluctuations in the supply and demand for hotel rooms;

•	changes in the tastes and preferences of our customers;

•	our ability to integrate and successfully operate any hotel properties acquired in the future and the risks associated with these hotel properties;

•	changes in federal, state or local tax law, including legislative, administrative, regulatory or other actions affecting REITs or changes in interpretations thereof or increased taxes resulting from tax audits;

•	the cost of compliance with and liabilities under environmental, health and safety laws;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	increases in interest rates and operating costs;

•	our substantial indebtedness;

•	inadequate insurance coverage;

•	adverse litigation judgments or settlements; and

•	our status as a “controlled company.”

There may be other factors that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein or in our combined annual report on Form 10-K for the year ended December 31, 2013 and combined quarterly report on Form 10-Q for the three months ended March 31, 2014 incorporated by reference in this prospectus. You should evaluate all forward-looking statements made or incorporated by reference in this prospectus in the context of these risks and uncertainties.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in, or incorporated by reference into, this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

USE OF PROCEEDS

The selling shareholders will receive all of the net proceeds from the sale of the Paired Shares in this offering. Pursuant to the registration rights agreement entered into in connection with the initial public offering, the Company will pay all expenses (other than the underwriting discount and commissions) of the selling shareholders in connection with this offering. We will not receive any of the proceeds from the sale of the Paired Shares by the selling shareholders, including any sales pursuant to the option to purchase additional shares.

PRICE RANGE OF COMMON STOCK

The Paired Shares are listed on the NYSE under the symbol “STAY” and commenced trading on November 13, 2013. Below is a summary of the high and low prices of our Paired Shares for the quarterly periods since the date of our initial public offering:

	High	Low
2013
Fourth Quarter (from November 13, 2013, date of initial trading)	$26.26	$20.00
2014
First Quarter	$26.83	$22.17
Second Quarter (through June 9, 2014)	$24.14	$20.62

On June 9, 2014, the last reported sale price of our Paired Shares on the NYSE was $23.54 per share. The Class A common stock of ESH REIT is held by the Corporation and has never been publicly traded.

As of June 1, 2014, there were 93 holders of record of the Paired Shares and the Corporation was the only holder of ESH REIT’s Class A common stock. Because many of our Paired Shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of beneficial owners represented by these record holders.

DISTRIBUTION POLICIES

We have made and intend to continue to make distributions of $0.15 per Paired Share per quarter. We intend to maintain our distribution rate unless our consolidated and combined results of operations, net income, Adjusted EBITDA, liquidity, cash flows, financial condition or prospects, economic conditions or other factors differ materially from the assumptions used in projecting our intended distribution rate. We intend to continue to make our expected distributions in respect of the common stock of ESH REIT. In the event distributions in respect of the common stock of ESH REIT are not sufficient to meet our expected distributions, the expected distributions may be completed through distributions in respect of the common stock of the Corporation using funds distributed to the Corporation as distributions on the Class A common stock of ESH REIT, after allowance for tax, if any, on those funds.

The Corporation’s and ESH REIT’s boards of directors are independent of one another and owe separate fiduciary duties to the Corporation and ESH REIT. Each board of directors will separately determine the form, timing and amount of any distributions to be paid by the respective entities for any period. For a description of the Corporation’s distribution policy, please see “—Corporation Distribution Policy” and for ESH REIT’s distribution policy, see “—ESH REIT Distribution Policy.

Corporation Distribution Policy

The Corporation’s board of directors has not declared any distributions on the Corporation’s common stock and currently has no intention to do so, except as described above. The payment of any distributions will be at the discretion of the Corporation’s board of directors. Any such distributions will be made subject to the Corporation’s compliance with applicable law and will depend on, among other things, the receipt by the Corporation of dividends from ESH REIT in respect of the Class A common stock, the Corporation’s results of operations and financial condition, level of indebtedness, capital requirements, capital contributions to ESH REIT, contractual restrictions, restrictions in any existing or future debt agreements of the Corporation or ESH REIT and in any preferred stock and other factors that the Corporation’s board of directors may deem relevant.

The Corporation’s ability to pay dividends will depend on its receipt of cash dividends from ESH REIT, which may further restrict its ability to pay distributions. In particular, ESH REIT’s ability to pay distributions is restricted by the terms of its indebtedness. In cases in which the terms of any of the Corporation’s or ESH REIT’s existing or future indebtedness prohibits the payment of cash dividends, ESH REIT may declare and pay taxable stock dividends to maintain its REIT status. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Indebtedness” in our combined annual report on Form 10-K for the year ended December 31, 2013 and in our combined quarterly report on Form 10-Q for the three months ended March 31, 2014 incorporated by reference in this prospectus for a description of the restrictions on the Corporation’s and ESH REIT’s ability to pay distributions.

ESH REIT Distribution Policy

Subsequent to the initial public offering, ESH REIT has made and intends to continue to make distributions of $0.15 per share per quarter to its shareholders (including the Corporation). To qualify as a REIT, ESH REIT must distribute annually to its shareholders an amount at least equal to:

•	90% of its REIT taxable income, computed without regard to the deduction for dividends paid and excluding any net capital gain; plus

•	90% of the excess of its net income, if any, from foreclosure property over the tax imposed on such income by the Code; less

•	the sum of certain items of non-cash income that exceeds a percentage of ESH REIT’s income.

ESH REIT will be subject to income tax on its taxable income that is not distributed and to an excise tax to the extent that certain percentages of its taxable income are not distributed by specified dates. ESH REIT generally expects to distribute approximately 95% of its REIT taxable income. ESH REIT will be subject to U.S. federal corporate income tax on its undistributed REIT taxable income and net capital gain and may be subject to U.S. federal excise tax. Taxable income as computed for purposes of the forgoing tax rules will not necessarily correspond to ESH REIT’s income before income taxes as determined under GAAP for financial reporting purposes.

On February 26, 2014, the board of directors of ESH REIT declared a prorated cash distribution of $0.08 per share for the fourth quarter of 2013 on its Class A common stock and Class B common stock with respect to the period commencing upon the completion of the initial public offering and ending on December 31, 2013, based on our intended distribution rate of $0.15 per Paired Share for a full quarter. The dividend was paid on March 26, 2014.

On April 24, 2014, the Board of Directors of ESH REIT declared a cash distribution of $0.15 per share on its Class A common stock and Class B common stock with respect to the three months ended March 31, 2014. The dividend was paid on May 22, 2014.

The timing and frequency of ESH REIT’s distributions will be authorized by ESH REIT’s board of directors, in its sole discretion, and declared based on a variety of factors, including:

•	actual consolidated results of operations;

•	ESH REIT’s debt service requirements;

•	capital expenditure requirements for its hotel properties;

•	ESH REIT’s taxable income;

•	the annual distribution requirement under the REIT provisions of the Code;

•	contractual restrictions;

•	restrictions in any current or future debt agreements and in any preferred stock;

•	ESH REIT’s operating expenses; and

•	other factors that ESH REIT’s board of directors may deem relevant.

Class A common stock and Class B common stock are entitled to any common stock dividends that ESH REIT’s board of directors may declare. Each share of Class A and Class B common stock will be entitled to the same amount of dividends per share, except that, in cases in which the terms of any of ESH REIT’s existing or future indebtedness prohibits the payment of cash dividends, ESH REIT may declare and pay taxable stock dividends in respect of the Class A common stock that differ from dividends paid in respect of the Class B common stock in order to maintain its REIT status. Approximately 55% of ESH REIT’s dividends will be paid to the Corporation on account of the Class A common stock.

ESH REIT’s ability to pay distributions is restricted by the terms of its indebtedness. In cases in which the terms of any of ESH REIT’s existing or future indebtedness prohibits the payment of cash dividends, ESH REIT may declare and pay taxable stock dividends in order to maintain its REIT status. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Indebtedness” in our combined annual report on Form 10-K for the year ended December 31, 2013 and in our combined quarterly report on Form 10-Q for the three months ended March 31, 2014 incorporated by reference in this prospectus for a description of the restrictions on ESH REIT’s ability to pay distributions. In cases where ESH REIT distributes additional shares of its Class B common stock to the holders of its Class B common stock, the Corporation may correspondingly distribute a number of additional shares of its common stock, which together with the shares of Class B common stock distributed by ESH REIT will form Paired Shares.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and restricted cash and our consolidated capitalization as of March 31, 2014 (dollars in millions):

As of March 31, 2014
Cash and cash equivalents(1)	$15.5

Restricted cash(2)	$140.3

Total debt(3)	2,944.8

Mandatorily redeemable preferred stock(4)	21.2

Equity:
Noncontrolling interests(5)	585.9
Corporation common stock, $0.01 par value per share, 3,500,000,000 shares authorized and 204,740,557 shares issued and outstanding	2.0
Additional paid-in capital(1)	774.5
Accumulated deficit	(15.0)
Accumulated other comprehensive loss	(4.2)

Total equity	1,343.2

Total capitalization	$4,309.2

(1)	On May 22, 2014, ESH REIT paid a dividend with respect to the first quarter of 2014 of approximately $68.2 million to its Class A and Class B common shareholders.
(2)	Restricted cash consists of amounts held in cash management and escrow accounts associated with ESH REIT’s debt financing.
(3)	As of March 31, 2014, we had availability of approximately $30.1 million under the Corporation revolving credit facility and approximately $24.9 million letters of credit outstanding, and $210.0 million of availability under the ESH REIT revolving credit facility and no letters of credit outstanding. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Indebtedness—Corporation Revolving Credit Facility” and “—ESH REIT Revolving Credit Facility” in our combined quarterly report on Form 10-Q for the three months ended March 31, 2014 incorporated by reference in this prospectus.
(4)	The Corporation has authorized 350.0 million shares of preferred stock, par value $0.01 per share, of which 21,202 shares of mandatorily redeemable voting preferred stock were issued and outstanding as of March 31, 2014. On or after November 15, 2018, a holder of the 8.0% voting preferred stock has the right to require the Corporation to redeem in cash the 8.0% voting preferred stock at $1,000 per share plus any accumulated but unpaid dividends. On November 15, 2020, the Corporation is required to redeem all of the 8.0% voting preferred stock at $1,000 per share plus any accumulated but unpaid dividends. The current outstanding mandatorily redeemable preferred stock is classified as a liability in the consolidated and combined financial statements of the Company incorporated by reference in this prospectus.
(5)	Noncontrolling interests of Extended Stay America, Inc. include approximately 45% of ESH REIT’s common equity and 125 shares of ESH REIT preferred stock.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS OF THE COMPANY

The following unaudited pro forma condensed consolidated and combined statement of operations of the Company for the year ended December 31, 2013 is presented as if the Pre-IPO Transactions and the initial public offering had occurred on January 1, 2013.

The unaudited pro forma condensed consolidated and combined statement of operations has been adjusted to give effect to:

•	The Pre-IPO Transactions and the initial public offering;

•	The repayment of certain ESH REIT indebtedness from the net proceeds raised in connection with the initial public offering and the associated reduction in interest expense;

•	The removal of equity-based compensation expense associated with the modification of equity awards directly related to the initial public offering and the recognition of equity-based compensation expense associated with the issuance of equity awards directly related to the initial public offering; and

•	The income tax impacts of (i) the Pre-IPO Transactions, including the change in ESH REIT’s expected distribution policy, (ii) the initial public offering, (iii) equity-based compensation directly related to the initial public offering and (iv) the repayment of certain ESH REIT indebtedness.

The unaudited pro forma condensed consolidated and combined statement of operations for the year ended December 31, 2013 does not reflect estimated incremental general and administrative costs associated with being a public company of approximately $1.8 million, as such costs are not factually supportable for periods prior to completion of the initial public offering. Additionally, the unaudited pro forma condensed consolidated and combined statement of operations for the year ended December 31, 2013 does not reflect the removal of incremental general and administrative costs associated with the completion of the Pre-IPO Transactions of approximately $11.2 million which were not directly related to the initial public offering and expensed as incurred. Also, the unaudited pro forma condensed consolidated and combined statement of operations for the year ended December 31, 2013 does not reflect the removal of prepayment penalties and the write-off of unamortized deferred financing costs of approximately $5.0 million due to the fact that the indebtedness associated with these costs was repaid with existing cash as opposed to net proceeds raised in connection with the initial public offering.

You should read the information below along with all other financial information and analysis presented in, or incorporated by reference into, this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and related notes thereto included in our combined annual report on Form 10-K for the year ended December 31, 2013 and in our combined quarterly report on Form 10-Q for the three months ended March 31, 2014 incorporated by reference in this prospectus. The unaudited pro forma condensed consolidated and combined statement of operations of the Company has been derived from the Company’s audited consolidated and combined statement of operations for the year ended December 31, 2013 included in our combined annual report on Form 10-K for the year ended December 31, 2013 incorporated by reference in this prospectus.

The unaudited pro forma condensed consolidated and combined statement of operations is not necessarily indicative of what the actual results of operations of the Company would have been assuming the Pre-IPO Transactions and the initial public offering had been completed on January 1, 2013, nor is it indicative of the results of operations of future periods. The unaudited pro forma adjustments and eliminations are based on available information and upon assumptions the Company believes are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated and combined statement of operations.

EXTENDED STAY AMERICA, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations

For the Year Ended December 31, 2013

(Dollars in thousands)

	Historical Extended Stay America, Inc. and Subsidiaries	Pre-IPO and Related Transactions	Debt Paydown	Extended Stay America, Inc. and Subsidiaries Pro Forma
		(BB)	(CC)
REVENUES:
Room revenues	$1,113,956	$—	$—	$1,113,956
Other hotel revenues	17,787	—	—	17,787
Management fees, license fees and other revenues	1,075	—	—	1,075

Total revenues	1,132,818	—	—	1,132,818

OPERATING EXPENSES:
Hotel operating expenses	540,551	—	—	540,551
General and administrative expenses	108,325	(13,570)	—	94,755
Depreciation and amortization	168,053	—	—	168,053
Managed property payroll expenses	728	—	—	728
Restructuring expenses	605	—	—	605
Acquisition transaction expenses	235	—	—	235
Impairment of long-lived assets	3,330	—	—	3,330

Total operating expenses	821,827	(13,570)	—	808,257
OTHER INCOME	1,134	—	—	1,134

INCOME FROM OPERATIONS	312,125	13,570	—	325,695
INTEREST EXPENSE, NET	234,459	1,696	(71,230)	164,925

INCOME BEFORE INCOME TAX (BENEFIT) EXPENSE	77,666	11,874	71,230	160,770
INCOME TAX (BENEFIT) EXPENSE	(4,990)	45,886	123	41,019

NET INCOME (LOSS)	82,656	(34,012)	71,107	119,751
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	3,575	(85,013)	—	(81,438)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS OR MEMBERS	$86,231	$(119,025)	$71,107	$38,313

PRO FORMA EARNINGS PER SHARE-BASIC				$0.19

PRO FORMA EARNINGS PER SHARE-DILUTED				$0.19

PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING-BASIC				203,020

PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING-DILUTED				204,484

See accompanying notes and management’s assumptions to unaudited pro forma condensed consolidated and combined financial statements.

EXTENDED STAY AMERICA, INC. AND SUBSIDIARIES

NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS

(Dollars in thousands)

(AA)	Extended Stay America, Inc. (the “Corporation”) was incorporated on July 8, 2013, capitalized on July 9, 2013 for a de minimis amount and had no operations prior to the Pre-IPO Transactions. The historical consolidated and combined results of operations of the Corporation, referred to hereafter as the “Company,” for the period from the Pre-IPO Transactions through December 31, 2013, include the results of operations of the Corporation and its consolidated subsidiaries, including the Operating Lessees, ESH Strategies, ESA Management and ESH REIT. For the period from January 1, 2013 through the Pre-IPO Transactions, the historical consolidated and combined results of operations of the Company include the results of operations of the Company’s predecessor, which includes ESH REIT’s predecessor, ESH Strategies and HVM, a consolidated variable interest entity (“VIE”).
(BB)	Reflects completion of the Pre-IPO Transactions, including the acquisition of the net assets of HVM, the acquisition of the equity of ESH Strategies and the contribution of approximately 55% of the common equity of ESH REIT. Additionally, includes the impact of equity-based compensation expense associated with the modification and issuance of equity-based awards directly related to the initial public offering.

Noncontrolling interests are recorded to reflect the approximately 45% of the common equity of ESH REIT not owned by the Corporation. Although HVM was consolidated into the historical results of ESH REIT as a VIE, there were noncontrolling interests in HVM. HVM noncontrolling interests are removed due to the Corporation’s purchase of the net assets of HVM. The purchase of ESH Strategies was financed through the issuance of mandatorily redeemable preferred stock. Dividends on the mandatorily redeemable preferred stock of 8% per annum, or approximately $1.7 million, are reflected as interest expense.

In connection with the completion of the initial public offering, the vesting schedules of certain outstanding equity-based awards were accelerated, which resulted in additional equity-based compensation expense. Additionally, new equity-based awards were granted. General and administrative expense reflects only equity-based compensation expense that will have a continuing impact on the Company. Pro forma equity-based compensation includes approximately $1.0 million of expense related to new equity-based awards and excludes approximately $14.6 million of expense related to the modification of equity-based awards directly related to the initial public offering.

Additionally, reflects changes in income tax expense as illustrated in the table below.

Changes in Income Tax Expense
• Ownership and Expected Distribution Policy of ESH REIT. Since all of ESH REIT’s Class A common shares are owned by the Corporation, approximately 55% of ESH REIT’s income is subject to income taxes at the Corporation’s blended statutory tax rate of approximately 39%. Additionally, income taxes of ESH REIT are increased to reflect ESH REIT’s expected distribution policy, under which ESH REIT intends to distribute 95% of its taxable income.	$48,928

• Amendment of Operating Leases. As part of the Pre-IPO Transactions, the Operating Lessees became subsidiaries of the Corporation. The economic terms of the operating leases were amended to reflect estimated arm’s-length pricing at the date of the transfer. The income tax impact of the new lease terms and the Corporation’s ownership of the Operating Lessees are reflected as if they had been in effect beginning January 1, 2013.	(4,348)

• Other Transactions. Prior to the Pre-IPO Transactions, HVM and ESH Strategies were limited liability companies and therefore did not pay corporate income taxes. In connection with the Pre-IPO Transactions, the operating results of HVM and ESH Strategies are subject to income taxes at the Corporation’s estimated blended statutory tax rate of approximately 39%. Additionally, income taxes of ESH REIT are decreased to reflect the income tax benefit associated with a deduction related to additional ongoing equity-based compensation.	1,306

$45,886

(CC)	Reflects reduction in interest expense related to repaid ESH REIT indebtedness using net proceeds raised in connection with the initial public offering. Indebtedness is assumed to have been repaid on January 1, 2013.

Loan	Amount Repaid from Offering Proceeds	Stated Interest Rate	Reduction in Annual Interest Expense(1)
2012 Mezzanine A Loan	$278,167	8.25%	$22,000
2012 Mezzanine B Loan	183,590	9.63%	16,940
2012 Mezzanine C Loan	139,083	11.50%	15,333

			$54,273

(1)	Interest expense for the period from January 1, 2013 through the date of repayment.

Additionally, reflects a net decrease in prepayment penalties, the write-off of unamortized deferred financing costs and amortization of deferred financing costs of approximately $17.0 million and an increase in income tax expense of approximately $0.1 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS OF ESH REIT

The following unaudited pro forma condensed consolidated statement of operations of ESH REIT for the year ended December 31, 2013 is presented as if the Pre-IPO Transactions and the initial public offering had occurred on January 1, 2013.

The unaudited pro forma condensed consolidated statement of operations has been adjusted to give effect to:

•	The Pre-IPO Transactions and the initial public offering;

•	The repayment of certain ESH REIT indebtedness from the net proceeds raised in connection with the initial public offering and the associated reduction in interest expense;

•	The removal of equity-based compensation expense associated with the modification of equity awards directly related to the initial public offering and the recognition of equity-based compensation expense associated with the issuance of equity awards directly related to the initial public offering; and

•	The income tax impacts of (i) the Pre-IPO Transactions, including the change in ESH REIT’s expected distribution policy, (ii) the initial public offering, (iii) equity-based compensation directly related to the initial public offering and (iv) the repayment of certain ESH REIT indebtedness.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2013 does not reflect estimated incremental general and administrative costs associated with being a public company of approximately $0.6 million, as such costs are not factually supportable for periods prior to completion of the initial public offering. Additionally, the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2013 does not reflect the removal of incremental general and administrative costs associated with the completion of the Pre-IPO Transactions of approximately $10.6 million which were not directly related to the initial public offering and expensed as incurred. Also, the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2013 does not reflect the removal of prepayment penalties and the write-off of unamortized deferred financing costs of approximately $5.0 million due to the fact that the indebtedness associated with these costs was repaid with existing cash as opposed to net proceeds raised in connection with the initial public offering.

You should read the information below along with all other financial information and analysis presented in, or incorporated by reference into, this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and related notes thereto included in our combined annual report on Form 10-K for the year ended December 31, 2013 and in our combined quarterly report on Form 10-Q for the three months ended March 31, 2014 incorporated by reference in this prospectus. The unaudited pro forma condensed consolidated statement of operations of ESH REIT has been derived from ESH REIT’s audited consolidated statement of operations for the year ended December 31, 2013 included in our combined annual report on Form 10-K for the year ended December 31, 2013 incorporated by reference in this prospectus.

The unaudited pro forma condensed consolidated statement of operations is not necessarily indicative of what the actual results of operations of ESH REIT would have been assuming the Pre-IPO Transactions and the initial public offering had been completed on January 1, 2013, nor is it indicative of the results of operations of future periods. The unaudited pro forma adjustments and eliminations are based on available information and upon assumptions ESH REIT believes are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated statement of operations.

ESH HOSPITALITY, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2013

(Dollars in thousands)

	Historical ESH Hospitality, Inc. and Subsidiaries	Pre-IPO and Related Transactions	Debt Paydown	ESH Hospitality, Inc. and Subsidiaries Pro Forma
	(AA)	(BB)	(CC)
REVENUES:
Rental revenues	$71,900	$556,276	$—	$628,176
Hotel room revenues	983,950	(983,950)	—	—
Other hotel revenues	15,576	(15,576)	—	—
Management fees and other revenues	1,113	(1,113)	—	—

Total revenues	1,072,539	(444,363)	—	628,176

OPERATING EXPENSES:
Hotel operating expenses	478,727	(397,092)	—	81,635
General and administrative expenses	86,676	(53,841)	—	32,835
Depreciation and amortization	167,185	(2,980)	—	164,205
Managed property payroll expenses	639	(639)	—	—
Trademark license fee expense	2,998	(2,998)	—	—
Restructuring expenses	605	(605)	—	—
Acquisition transaction expenses	235	—	—	235
Impairment of long-lived assets	3,330	(3,330)	—	—

Total operating expenses	740,395	(461,485)	—	278,910
OTHER INCOME	1,075	(337)	—	738

INCOME FROM OPERATIONS	333,219	16,785	—	350,004
INTEREST EXPENSE, NET	233,629	13	(72,781)	160,861

INCOME BEFORE INCOME TAX (BENEFIT) EXPENSE	99,590	16,772	72,781	189,143
INCOME TAX (BENEFIT) EXPENSE	(876)	7,210	728	7,062

NET INCOME	100,466	9,562	72,053	182,081
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(730)	730	—	—

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS OR MEMBERS	$99,736	$10,292	$72,053	$182,081

PRO FORMA EARNINGS PER SHARE:
Class A - Basic				$0.40

Class A - Diluted				$0.40

Class B - Basic				$0.40

Class B - Diluted				$0.40

PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING:
Class A - Basic				248,135

Class A - Diluted				248,135

Class B - Basic				203,020

Class B - Diluted				204,484

See accompanying notes and management’s assumptions to unaudited pro forma condensed consolidated financial statements.

ESH HOSPITALITY, INC. AND SUBSIDIARIES

NOTES AND MANAGEMENT’S ASSUMPTIONS TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Dollars in thousands)

(AA)	ESH Hospitality, Inc. (“ESH REIT”) was formed as a Delaware limited liability company on September 16, 2010 and was converted to a corporation on November 5, 2013. Extended Stay America, Inc. (the “Corporation”) was incorporated in the state of Delaware on July 8, 2013. The formation of the Corporation and the conversion of ESH REIT into a Delaware corporation were completed as part of the Pre-IPO Transactions and in contemplation of the initial public offering. The historical consolidated results of operations of ESH REIT, for the period from Pre-IPO Transactions through December 31, 2013, include the results of operations of ESH REIT and its subsidiaries. For the period from January 1, 2013 through the Pre-IPO Transactions, the Operating Lessees were wholly-owned subsidiaries of ESH REIT and the Operating Lessees’ results of operations were consolidated with those of ESH REIT. In addition, HVM was accounted for as a consolidated VIE.
(BB)	Reflects completion of the Pre-IPO Transactions, including the sale of the net assets of HVM, the transfer of the equity of the Operating Lessees to the Corporation and the contribution of approximately 55% of the common equity of ESH REIT. Additionally, includes the impact of equity-based compensation expense associated with the modification and issuance of equity awards directly related to the initial public offering, each individually identified in the following table:

	Sale of HVM’s Net Assets(1)	Transfer of Operating Lessees (2)	Ownership and Expected Distribution Policy of ESH REIT(3)	Equity-Based Compensation(4)	Intercompany Eliminations	Pre-IPO and Related Transactions
REVENUES:
Rental revenues	$—	$556,276	$—	$—	$—	$556,276
Hotel room revenues	—	(983,950)	—	—	—	(983,950)
Other hotel revenues	—	(15,576)	—	—	—	(15,576)
Management fees and other revenues	(62,918)	—	—	—	61,805	(1,113)

Total revenues	(62,918)	(443,250)	—	—	61,805	(444,363)

OPERATING EXPENSES:
Hotel operating expenses	—	(397,092)	—	—	—	(397,092)
General and administrative expenses	(58,048)	(56,351)	—	(1,247)	61,805	(53,841)
Depreciation and amortization	(1,300)	(1,680)	—	—	—	(2,980)
Managed property payroll expenses	(639)	—	—	—	—	(639)
Trademark license fee expense	—	(2,998)	—	—	—	(2,998)
Restructuring expenses	(605)	—	—	—	—	(605)
Impairment of long-lived assets	—	(3,330)	—	—	—	(3,330)

Total operating expenses	(60,592)	(461,451)	—	(1,247)	61,805	(461,485)
OTHER INCOME (EXPENSE)	(120)	(217)	—	—	—	(337)

INCOME (LOSS) FROM OPERATIONS	(2,446)	17,984	—	1,247	—	16,785
INTEREST EXPENSE, NET	—	13	—	—	—	13

INCOME BEFORE INCOME TAX (BENEFIT) EXPENSE	(2,446)	17,971	—	1,247	—	16,772
INCOME TAX (BENEFIT) EXPENSE	—	(1,904)	9,125	(11)	—	7,210

NET INCOME	(2,446)	19,875	(9,125)	1,258	—	9,562
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	730	—	—	—	—	730

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS OR MEMBERS	$(1,716)	$19,875	$(9,125)	$1,258	$—	$10,292

(1)	Sale of HVM’s Net Assets. Prior to the Pre-IPO Transactions, ESH REIT accounted for HVM as a consolidated VIE. ESA Management LLC, a wholly-owned subsidiary of the Corporation, acquired all of the assets and assumed all of the liabilities of HVM. The existing management agreements were terminated and ESA Management entered into new management agreements with the Operating Lessees. As a result, revenues, expenses and net income attributable to noncontrolling interests of HVM are removed from ESH REIT’s historical results of operations. Costs associated with management and administrative services provided by HVM to ESH REIT for the period from January 1, 2013 through the Pre-IPO Transactions of approximately $6.1 million, which were eliminated in consolidation prior to the Pre-IPO Transactions, are included as a component of general and administrative expenses.
(2)	Transfer of Operating Lessees. ESH REIT transferred the equity of the Operating Lessees to wholly-owned subsidiaries of the Corporation. The economic terms of the operating leases were amended to reflect estimated arms-length pricing at the date of the transfer. Subsequent to the Pre-IPO Transactions, the Operating Lessees are no longer subsidiaries of ESH REIT. As a result, revenues and expenses of the Operating Lessees are removed from ESH REIT’s historical results of operations. Revenues associated with the amended operating leases are reflected as rental revenues and income tax expense has been adjusted accordingly to reflect a net decrease of approximately $1.9 million. Additionally, subsequent to the Pre-IPO Transactions, ESH REIT assesses long-lived assets for impairment at the operating lease level as opposed to at the individual hotel level. As a result, the effect of impairment of long-lived assets at the individual hotel level has been removed.
(3)	Ownership and Expected Distribution Policy of ESH REIT. Income taxes of ESH REIT are increased to reflect ESH REIT’s expected distribution policy under which ESH REIT intends to distribute 95% of its taxable income. Income tax expense has been adjusted accordingly to reflect an increase of approximately $9.1 million.
(4)	Equity-Based Compensation. In connection with the completion of the initial public offering, the vesting schedules of certain outstanding equity-based awards were accelerated, which resulted in additional equity-based compensation expense. Additionally, new equity-based awards were granted. General and administrative expense reflects only equity-based compensation that will have a continuing impact on ESH REIT.

(CC)	Reflects reduction in interest expense related to repaid ESH REIT indebtedness using net proceeds raised in connection with the initial public offering. Indebtedness is assumed to be repaid on January 1, 2013.

Loan	Amount Repaid from Offering Proceeds	Stated Interest Rate	Reduction in Annual Interest Expense(1)
2012 Mezzanine A Loan	$278,167	8.25%	$22,000
2012 Mezzanine B Loan	183,590	9.63%	16,940
2012 Mezzanine C Loan	139,083	11.50%	15,333

			$54,273

(1)	Interest expense for the period from January 1, 2013 through the date of repayment.

Additionally, reflects a net decrease in prepayment penalties, the write-off of unamortized deferred financing costs and amortization of deferred financing costs of approximately $18.5 million and an increase in income tax expense of approximately $0.7 million.

MANAGEMENT

The following table sets forth certain information regarding the executive officers and directors of the Corporation and ESH REIT as of June 1, 2014:

Name	Age	Position with the Corporation	Position with ESH REIT
James L. Donald	60	Chief Executive Officer and Director	Chief Executive Officer
Peter J. Crage	52	Chief Financial Officer	Chief Financial Officer
Thomas Seddon	46	Chief Marketing Officer	—
Jonathan S. Halkyard	49	Chief Operating Officer	—
Victoria Plummer	40	Executive Vice President, Hotel Operations	—
M. Thomas Buoy	45	Executive Vice President, Pricing and Revenue Optimization	—
Ross W. McCanless	56	Chief Legal Officer, General Counsel and Secretary	Chief Legal Officer and Secretary
Robert Joyce	68	Executive Vice President, Human Resources	—
Howard J. Weissman	45	Corporate Controller	—
Douglas G. Geoga	58	Chairman	Chairman
William Kussell	55	Director	—
Richard F. Wallman	63	Director	Director
A.J. Agarwal	47	Director	—
Michael Barr	43	Director	—
William D. Rahm	35	Director	—
Chris Daniello	28	—	Director
Kevin Dinnie	51	—	Director
Ty Wallach	42	—	Director

James L. Donald has served as Chief Executive Officer of the Corporation and ESH REIT and as a director of the Corporation since November 2013. Mr. Donald served as Chief Executive Officer of HVM from February 2012 to November 2013. From October 2009 until March 2011, Mr. Donald served as the President and Chief Executive Officer of Haggen, Inc., the Pacific Northwest’s largest independent grocer. Previously, Mr. Donald was President and Chief Executive Officer and a director of Starbucks Corporation from April 2005 to January 2008. From October 2004 to April 2005, Mr. Donald served as Starbucks’ CEO designate. From October 2002 to October 2004, Mr. Donald served as President of Starbucks, North America. Prior to joining Starbucks, Mr. Donald served from October 1996 to October 2002 as Chairman, President and Chief Executive Officer of Pathmark Stores, Inc., a supermarket chain. He has also served in a variety of senior management positions with Albertson’s, Inc., Safeway, Inc. and Walmart Stores, Inc. Mr. Donald currently serves on the board of directors of Barry Callebaut AG.

As our Chief Executive Officer, Mr. Donald provides the board of directors of the Corporation with valuable insight regarding the Company’s operations, management team, associates and culture, as a result of his day-to-day involvement in the operations of the business, and he performs a critical role in Board discussions regarding strategic planning and development for the Company. The board of directors of the Corporation also benefits from Mr. Donald’s over 35 years experience in multiple-unit consumer-facing industries.

Peter J. Crage has served as Chief Financial Officer of the Corporation and ESH REIT since November 2013 and served as Chief Financial Officer of HVM from July 2011 to November 2013. From July 2005 to June 2011, Mr. Crage served as the Executive Vice President and Chief Financial Officer of Cedar Fair Entertainment Company, a regional amusement-resort company. Prior to that, he served as Cedar Fair’s Corporate Controller and Treasurer.

Thomas Seddon has served as Chief Marketing Officer of the Corporation since November 2013 and served in the same position at HVM from April 2012 to November 2013. From November 2007 to July 2011, Mr. Seddon served as Chief Marketing Officer of InterContinental Hotels Group PLC. Mr. Seddon also served as Chief Executive Officer of Subway Franchisee Advertising Fund Trust from December 2004 to April 2007. From November 1994 to December 2004, Mr. Seddon served in a variety of brand management, technology and pricing roles with InterContinental Hotels Group PLC, including Senior Vice President, Americas Brands and Senior Vice President, Strategic Services.

Jonathan S. Halkyard has served as Chief Operating Officer of the Corporation since November 2013 and served in the same position at HVM from September 2013 to November 2013. From July 2012 to September 2013, Mr. Halkyard served as Executive Vice President and Chief Financial Officer of NV Energy, Inc., a holding company providing energy services and products in Nevada, and its wholly-owned subsidiaries, Nevada Power Company and Sierra Pacific Power Company. From March 1999 to May 2012, Mr. Halkyard held various positions with Caesars Entertainment Corporation (formerly known as Harrah’s Entertainment, Inc.), including Vice President (2002 to 2005), Treasurer (2003 to 2010), Senior Vice President (2005 to 2010), Executive Vice President (2010 to 2012) and Chief Financial Officer (2006 to 2012). Mr. Halkyard currently serves on the board of directors of Dave & Buster’s, Inc.

Victoria Plummer has served as Executive Vice President, Hotel Operations of the Corporation since November 2013 and served in the same position at HVM from September 2007 to November 2013. Ms. Plummer has held positions of increasing responsibility since joining Extended Stay in 1998, including as General Manager and Regional Director. Prior to 1998, Ms. Plummer served as a General Manager with La Quinta Inns Inc. Ms. Plummer served as an executive officer of Homestead Village LLC, the Company Predecessor, at the time it filed for protection under the Bankruptcy Code in June 2009.

M. Thomas Buoy has served as Executive Vice President, Pricing and Revenue Optimization of the Corporation since November 2013 and served in the same position at HVM from August 2011 to November 2013. From December 1999 to August 2011, Mr. Buoy held various positions with Morgans Hotel Group Co. (formerly Ian Schrager Hotels). He served as Corporate Director of Revenue Management from December 1999 to 2002, as Vice President of Distribution and Revenue Management from 2002 to 2005, as Senior Vice President of Distribution and Revenue Management from 2005 to 2007 and as Senior Vice President of Customer Marketing and Revenue Management from 2007 to 2011. Mr. Buoy also served as a Manager in Ernst & Young’s Hospitality Services Group.

Ross W. McCanless has served as Chief Legal Officer, General Counsel and Secretary of the Corporation and Chief Legal Officer and Secretary of ESH REIT since November 2013 and served as Chief Legal Officer of HVM from May 2012 to November 2013 and General Counsel from April 2013 to November 2013. From June 2006 to May 2012, he was a private investor. From May 2003 to May 2006, Mr. McCanless was Senior Vice President, General Counsel and Secretary of Lowe’s Companies, Inc. From June 1989 to August 2003, Mr. McCanless held various positions with Food Lion, LLC (later Delhaize America, Inc.) including General Counsel (1989 to 1999), Chief Executive Officer (1999 to 2002) and Vice-Chairman (2002 to 2003). Mr. McCanless currently serves on the board of directors of Kewaunee Scientific Corporation.

Robert J. Joyce has served as Executive Vice President, Human Resources of the Corporation since November 2013 and served in the same position at HVM from June 2012 to November 2013. From October 2008 to April 2011, Mr. Joyce served as President of Cranbury Advisors, a consulting services company specializing in human resources, labor relations and customer service. From April 2000 to May 2008, Mr. Joyce served as the Executive Vice President, Human Resources and Customer Relations of Pathmark Stores, Inc., a supermarket chain, and was responsible for all human resources activities, business planning, public relations, customer service and labor relations.

Howard J. Weissman has served as Corporate Controller of the Corporation since November 2013 and served in the same position at HVM from December 2011 to November 2013. From May 2009 to December 2011, Mr. Weissman worked at Campus Crest Communities, Inc., serving as Senior Vice President and Corporate Controller. From July 2007 through May 2009, Mr. Weissman was Controller and Chief Accounting Officer of EOP Operating Limited Partnership, LP, the private company successor to Equity Office Properties Trust, a commercial office real estate company owned by The Blackstone Group. From May 2003 through May 2007, Mr. Weissman served in a variety of positions with CarrAmerica Realty Corporation, a commercial office real estate company, including as Assistant Controller, Vice President of Shared Services and Controller.

Douglas G. Geoga has served as Chairman of the board of directors of the Corporation since July 2013 and as Chairman of the board of directors of ESH REIT since November 2013. Mr. Geoga served as a non-voting member and the Non-Executive Chairman of Holdings and ESH Strategies Holdings LLC (“Strategies Holdings”) from October 2010 to November 2013. Mr. Geoga is President and Chief Executive Officer of Salt Creek Hospitality, LLC, a privately-held firm engaged in making investments in the hospitality industry and providing related advisory services. Since October 2012, Mr. Geoga has also served as Executive Chairman of Foundations Recovery Network, LLC, an owner and operator of residential and outpatient substance abuse treatment centers. From November 2002 until December 2009, Mr. Geoga served as principal of Geoga Group, LLC, an investment and advisory consulting firm focused primarily on the hospitality industry. Until July 2006, Mr. Geoga’s primary occupation was serving as the President of Global Hyatt Corporation and as the President of Hyatt Corporation and the President of AIC Holding Co., the parent corporation of Hyatt International Corporation, both privately-held subsidiaries of Global Hyatt Corporation which collectively operated the Hyatt chain of hotels throughout the world. In addition, from 2000 through 2005, Mr. Geoga served as the President of Hospitality Investment Fund, LLC, a privately-held firm which was engaged in making investments in lodging and hospitality companies and projects. He also serves on the board of directors of Kemper Corporation.

Mr. Geoga was appointed by the Sponsors to serve on the board of directors of the Corporation. Mr. Geoga’s history as president of Hyatt Corporation, a global leader in its industry, as well as his extensive experience in private business investment, brings to the boards of directors the perspective of both an operating executive and one who is sophisticated in corporate investments and finance.

William Kussell has served as a director of the Corporation since July 2013. Mr. Kussell has served as a non-voting member of the board of managers of Holdings and Strategies Holdings since October 2010. Mr. Kussell is an Operating Partner at Advent International, focusing on the North American Consumer Retail Segment. He has been at Advent International since January 2010. Prior to joining Advent International, he was President and Chief Brand Officer for Dunkin Donuts World Wide from 1995 through 2009.

Mr. Kussell’s experience as the president of a retail food company with a well-known brand brings to the board of directors of the Corporation a deep understanding of the operational, governance and strategic matters involved in running a large scale corporation.

Richard F. Wallman has served as a director of the Corporation since July 2013 and as a director of ESH REIT since November 2013 and served as a non-voting member of the board of managers of Holdings and Strategies Holdings from May 2012 to November 2013. Mr. Wallman served as the Chief Financial Officer and Senior Vice President of Honeywell International Inc., a provider of diversified industrial technology and manufacturing products, and its predecessor AlliedSignal, from March 1995 until his retirement in July 2003. Mr. Wallman has also served in senior financial positions with IBM and Chrysler Corporation. He also serves on the board of directors of Roper Industries, Inc., Convergys Corporation, Tornier N.V. and Charles River Laboratories International, Inc.

Mr. Wallman’s extensive financial background brings to the boards of directors a significant understanding of the financial issues and risks that affect the Corporation. Mr. Wallman also serves on the boards of other diverse publicly held companies, which gives him a multi-industry perspective and exposure to developments and issues that impact the management and operations of a large scale corporation.

A.J. Agarwal has served as a director of the Corporation since November 2013 and served as a member of the board of managers of ESH REIT and Holdings from October 2010 to November 2013. Mr. Agarwal is a Senior Managing Director in Blackstone’s Real Estate Group. Mr. Agarwal oversees the global core and core plus real estate business for the Real Estate Group. Mr. Agarwal joined Blackstone in 1992. Prior to joining the Real Estate Group in 2010, Mr. Agarwal was a member of Blackstone’s Financial Advisory Group, leading the firm’s advisory practice in a number of areas, including real estate and leisure/lodging. He also serves on the board of directors of Brixmor Property Group, Inc.

Mr. Agarwal was appointed by Blackstone to serve as a director of the Corporation. Mr. Agarwal’s extensive experience in real estate and investments brings to the Board a significant understanding of issues and risks that affect the Corporation.

Michael A. Barr has served as a director of the Corporation since November 2013 and served as a member of the board of managers of ESH REIT and Holdings from October 2010 to November 2013. Mr. Barr is a Partner at Paulson & Co., Inc. and serves as the Portfolio Manager for the Paulson Real Estate Funds, where he is responsible for all aspects of the real estate private equity business. Mr. Barr joined Paulson in 2008. From 2001 through 2008, Mr. Barr worked within the Lehman Brothers Real Estate Private Equity Group, serving most recently as a Managing Director of the firm and a principal of Lehman Brothers Real Estate Partners. Prior to joining Lehman Brothers, Mr. Barr served as a principal and a member of the Investment Committee of Westbrook Partners. He began his career in the Real Estate Investment Banking group at Merrill Lynch & Co. He also serves on the board of directors of William Lyons Homes, Inc.

Mr. Barr was appointed by Paulson to serve as a director of the Corporation. Mr. Barr’s extensive experience in real estate and investments brings to the Board a significant understanding of issues and risks that affect the Corporation.

William D. Rahm has served as a director of the Corporation since November 2013 and served as a member of the board of managers of ESH REIT and Holdings from October 2010 to November 2013. Mr. Rahm is a Senior Managing Director at Centerbridge Partners, L.P., which he joined at its inception in 2006. He currently focuses on investments in the real estate, gaming and lodging sectors. Prior to joining Centerbridge, Mr. Rahm was a member of Blackstone’s Real Estate Private Equity group, where he completed investments in lodging businesses and real estate. He also serves on the board of directors of Brixmor Property Group, Inc. and Carefree Communities, Inc.

Mr. Rahm was appointed by Centerbridge to serve as a director of the Corporation. Mr. Rahm’s extensive experience in real estate, lodging and investments brings to the Board a significant understanding of issues and risks that affect the Corporation.

Chris Daniello has served as a director of ESH REIT since November 2013. Mr. Daniello is a Principal at Centerbridge where he focuses on investments in the real estate, gaming and lodging and media, telecom and technology sectors. Prior to joining Centerbridge in 2009, Mr. Daniello worked at Goldman Sachs from 2007 to 2009, where he was an analyst in the Investment Banking Division.

Mr. Daniello was appointed by Centerbridge to serve as a director of ESH REIT. Mr. Daniello’s experience in real estate, lodging and investments brings to the board of directors of ESH REIT an understanding of issues and risks that affect Extended Stay.

Kevin Dinnie has served as a director of ESH REIT since November 2013. Mr. Dinnie is a Managing Director in Blackstone’s Real Estate Group. Mr. Dinnie joined Blackstone in November 2011. Prior to joining Blackstone, Mr. Dinnie was a Principal and Managing Director of Silverpeak Real Estate Partners from May 2010 to November 2011. From June 2001 to May 2010, Mr. Dinnie worked at Lehman Brothers Real Estate Partners, serving as the Global Head of Asset Management. Prior to joining Lehman Brothers, Mr. Dinnie was a Managing Director of GE Capital Real Estate, where he worked from 1990.

Mr. Dinnie was appointed by Blackstone to serve as a director of ESH REIT. Mr. Dinnie’s extensive experience in real estate and investments brings to the board of directors of ESH REIT a significant understanding of issues and risks that affect Extended Stay.

Ty Wallach has served as a director of ESH REIT since November 2013 and has served as a director of ESH Strategies since October 2010. Mr. Wallach is a Partner at Paulson and a Co-Manager of Paulson’s credit funds. Prior to joining Paulson, Mr. Wallach was a Partner and Managing Director at Oak Hill Advisors, serving most recently as Co-Head of European Investments. Mr. Wallach joined Oak Hill Advisors’ New York Office in 1994. Mr. Wallach began his career as an investment banker at Kidder, Peabody & Co.

Mr. Wallach was appointed by Paulson to serve as a director of ESH REIT. Mr. Wallach’s extensive experience in real estate, lodging and investments brings to the board of directors of ESH REIT a significant understanding of issues and risks that affect Extended Stay.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of the Corporation and ESH REIT shares of capital stock as of June 1, 2014 by:

•	each of the directors of the Corporation and ESH REIT;

•	each of the named executive officers of the Corporation and ESH REIT;

•	each shareholder known to us to own beneficially more than 5% of the outstanding shares of the Corporation and ESH REIT shares of capital stock;

•	all of the executive officers and directors of the Corporation and ESH REIT as a group; and

•	each of the selling shareholders.

No individual entity owns, actually or constructively, more than 9.8% of the Paired Shares, as provided in the respective charters of the Corporation and ESH REIT.

Based on information provided to us, none of the selling shareholders that are affiliates of broker-dealers purchased Paired Shares outside the ordinary course of business or, at the time of their acquisition of Paired Shares, had any agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the Paired Shares. In connection with this offering and depending on the applicable facts and circumstances, a selling shareholder may be deemed to be an “underwriter” within the meaning of such term under the Securities Act.

We have based our calculation of beneficial ownership prior to the offering on 204,715,903 shares of common stock of the Corporation, 204,715,903 shares of Class B common stock of ESH REIT and 250,295,833 shares of Class A common stock of the Corporation, which were outstanding as of June 1, 2014. The table below assumes that the underwriters do not exercise their option to purchase additional Paired Shares

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities that the table names have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Paired Shares issuable upon the settlement of restricted stock units occurring within 60 days of June 1, 2014 are deemed to be outstanding and to be beneficially owned by the person holding the restricted stock units for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the business address for each of our beneficial owners is c/o Extended Stay America, Inc., 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277:

	CORPORATION				ESH REIT				Paired Shares Beneficially Owned Prior to This Offering		Number of Paired Shares Being Offered	Number of Paired Shares Subject to Option	Number of Paired Shares, Beneficially Owned After This Offering		Percentage of Paired Shares Beneficially Owned After This Offering
	Shares of Common Stock Beneficially Owned Prior to This Offering		Shares of Voting Preferred Stock Beneficially Owned Prior to This Offering		Shares of Class B Common Stock Beneficially Owned Prior to This Offering		Total Common Stock Beneficially Owned Prior to This Offering+
Name and Address	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent			With Option	Without Option	With Option	Without Option
Investment funds affiliated with Centerbridge Partners, L.P.(1)	55,711,591	27.2%	7,035	33.2%	55,711,591	27.2%	55,711,591	12.2%	55,711,591	27.2%	7,000,000	1,050,000	47,661,591	48,711,591	26.4	26.5
c/o Centerbridge Partners, L.P. 375 Park Avenue, New York, New York 10152
Investment funds and accounts affiliated with Paulson & Co. Inc.(2)	55,711,591	27.2%	7,036	33.2%	55,711,591	27.2%	55,711,591	12.2%	55,711,591	27.2%	7,000,000	1,050,000	47,661,591	48,711,591	26.4	26.5
c/o Paulson & Co. Inc. 1251 Avenue of the Americas, New York, New York 10020
Partnerships affiliated with The Blackstone Group, L.P.(3)	55,711,592	27.2%	7,034	33.2%	55,711,592	27.2%	55,711,592	12.2%	55,711,592	27.2%	7,000,000	1,050,000	47,661,592	48,711,592	26.4	26.5
c/o The Blackstone Group, L.P. 345 Park Avenue, New York, New York 10154
James L. Donald(4)	748,430	*	2	*	748,430	*	748,430	*	748,430	*	—	—	748,430	748,430	*	*
Peter J. Crage(5)	312,773	*	2	*	312,773	*	312,773	*	312,773	*	—	—	312,773	312,773	*	*
Thomas Seddon(6)	219,105	*	—	—	219,105	*	219,105	*	219,105	*	—	—	219,105	219,105	*	*
Jonathan S. Halkyard	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
M. Thomas Buoy(7)	78,943	*	—	—	78,943	*	78,943	*	78,943	*	—	—	78,943	78,943	*	*
Robert J. Joyce(8)	100,281	*	—	—	100,281	*	100,281	*	100,281	*	—	—	100,281	100,281	*	*
Douglas G. Geoga(9)	453,276	*	7	*	453,276	*	453,276	*	453,276	*	—	—	453,276	453,276	*	*
William A. Kussell(10)	116,783	*	3	*	116,783	*	116,783	*	116,783	*	—	—	116,783	116,783	*	*
Richard F. Wallman(11)	191,887	*	20	*	191,887	*	191,887	*	191,887	*	—	—	191,887	191,887	*	*
A.J. Agarwal(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Michael A. Barr(13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
William D. Rahm(14)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Christopher K. Daniello(14)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Kevin W. Dinnie(12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Ty E. Wallach(13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All directors and executive officers of the Corporation, as a group (15 persons)(15)	2,489,995	1.2%	36	*	2,489,995	1.2%	2,489,995	*	2,489,995	1.2%	—	—	2,489,995	2,489,995	1.2%	1.2%
All directors and executive officers of ESH REIT, as a group (8 persons)(16)	1,803,746	*	31	*	1,803,746	*	1,803,746	*	1,803,746	*	—	—	1,803,746	1,803,746	*	*

+	100% of the Class A common stock of ESH REIT, or 250,303,494 shares of Class A common stock, including 7,661 shares of Class A common stock acquired by the Corporation after June 1, 2014 pursuant to a subscription agreement with ESH REIT, is held by the Corporation.
*	Less than 1%.
(1)	Reflects 10,493,278 Paired Shares and 1,325 shares of voting preferred stock held directly by Centerbridge Credit Partners, L.P., 12,858,176 Paired Shares and 1,624 shares of voting preferred stock held directly by Centerbridge Credit Partners TE Intermediate I, L.P., 4,504,341 Paired Shares and 569 shares of voting preferred stock held directly by Centerbridge Credit Partners Offshore Intermediate III, L.P., 13,435,094 Paired Shares and 1,696 shares of voting preferred stock held directly by Centerbridge Capital Partners AIV VI-A, L.P., 13,430,085 Paired Shares and 1,696 shares of voting preferred stock held directly by Centerbridge Capital Partners AIV VI-B, L.P., 899,604 Paired Shares and 114 shares of voting preferred stock held directly by Centerbridge Capital Partners Strategic AIV I, L.P. and 91,013 Paired Shares and 11 shares of voting preferred stock held directly by Centerbridge Capital Partners SBS, L.P, in each case prior to this offering.

Centerbridge Credit Partners General Partner, L.P. is the general partner of Centerbridge Credit Partners, L.P. and Centerbridge Credit Partners TE Intermediate I, L.P. Centerbridge Credit GP Investors, L.L.C. is the general partner of Centerbridge Credit Partners General Partner, L.P. Centerbridge Credit Partners Offshore General Partner, L.P. is the general partner of Centerbridge Credit Partners Offshore Intermediate III, L.P. Centerbridge Credit Offshore GP Investors, L.L.C. is the general partner of Centerbridge Credit Partners Offshore General Partner, L.P. Centerbridge Associates, L.P. is the general partner of Centerbridge Capital Partners AIV VI-A, L.P., Centerbridge Capital Partners AIV VI-B, L.P., Centerbridge Capital Partners Strategic AIV I, L.P. and Centerbridge Capital Partners SBS, L.P. Centerbridge GP Investors, LLC is the general partner of Centerbridge Associates, L.P. Jeffrey H. Aronson and Mark T. Gallogly, the managing members of Centerbridge Credit GP Investors, L.L.C., Centerbridge Credit Offshore GP Investors, L.L.C. and Centerbridge GP Investors, LLC, share the power to vote and invest the Paired Shares and shares of voting preferred stock held by Centerbridge Credit Partners, L.P., Centerbridge Credit Partners TE Intermediate I, L.P., Centerbridge Credit Partners Offshore Intermediate III, L.P., Centerbridge Capital Partners AIV VI-A, L.P., Centerbridge Capital Partners AIV VI-B, L.P., Centerbridge Capital Partners Strategic AIV I, L.P. and Centerbridge Capital Partners SBS, L.P. Each of Messrs. Aronson and Gallogly disclaims beneficial ownership of such securities.

(2)	Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under the Investment Advisors Act of 1940, and its affiliates furnish investment advice to and manage onshore and offshore investments funds and separate managed accounts (such investment funds and accounts, the “Funds”). In its role as investment advisor or manager of the Funds, Paulson possesses voting and/or investment power over the Paired Shares and shares of voting preferred stock owned by the Funds. All Paired Shares and shares of voting preferred stock are owned by the Funds. Paulson disclaims beneficial ownership of such securities.
(3)	Reflects Paired Shares and shares of voting preferred stock held by the partnerships affiliated with The Blackstone Group, L.P. (the “Partnerships”): 10,214,102 Paired Shares and 1,290 shares of voting preferred stock directly held by Blackstone Real Estate Partners VI.A-ESH L.P., 10,349,433 Paired Shares and 1,307 shares of voting preferred stock directly held by Blackstone Real Estate Partners VI.B-ESH L.P., 3,451,734 Paired Shares and 436 shares of voting preferred stock directly held by Blackstone Real Estate Partners VI.C-ESH L.P., 69,603 Paired Shares and 9 shares of voting preferred stock directly held by Blackstone Real Estate Partners (AIV) VI-ESH L.P., 6,569,209 Paired Shares and 829 shares of voting preferred stock directly held by Blackstone Real Estate Partners VI.TE.1-ESH L.P., 14,121,731 Paired Shares and 1,783 shares of voting preferred stock directly held by Blackstone Real Estate Partners VI.TE.2-ESH L.P., 10,765,860 Paired Shares directly held by Blackstone Real Estate Partners VI.F-ESH L.P., 1,359 shares of voting preferred stock held directly by Blackstone Real Estate Partners VI.G-ESH L.P. and 169,920 Paired Shares and 21 shares of voting preferred stock directly held by Blackstone Real Estate Holdings VI L.P, in each case prior to this offering. The general partner of each of Blackstone Real Estate Partners VI.A-ESH L.P., Blackstone Real Estate Partners VI.B-ESH L.P., Blackstone Real Estate Partners VI.C-ESH L.P., Blackstone Real Estate Partners (AIV) VI-ESH L.P., Blackstone Real Estate Partners VI.TE.1-ESH L.P., Blackstone Real Estate Partners VI.TE.2-ESH L.P. and Blackstone Real Estate Partners VI.F-ESH L.P. and Blackstone Real Estate Partners VI.G-ESH L.P. is Blackstone Real Estate Associates VI-ESH L.P. The general partner of Blackstone Real Estate Holdings VI L.P. is BREP VI Side-by-Side GP L.L.C.

The general partner of Blackstone Real Estate Associates VI-ESH L.P. is BREA VI-ESH L.L.C. The managing member of BREA VI-ESH L.L.C. and sole member of BREP VI Side-by-Side GP L.L.C. is Blackstone Holdings III L.P. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The managing member of Blackstone Holdings III GP L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities (other than the Partnerships to the extent of their direct holdings) and Mr. Schwarzman may be deemed to beneficially own the Paired Shares and shares of voting preferred stock beneficially owned by the Partnerships directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such securities.

(4)	Includes 300,843 restricted Paired Shares owned by Mr. Donald.
(5)	Includes 123,273 restricted Paired Shares owned by Mr. Crage.
(6)	Includes 90,253 restricted Paired Shares owned by Mr. Seddon.
(7)	Includes 30,083 restricted Paired Shares owned by Mr. Buoy and 6,268 Paired Shares acquired in settlement of vested RSUs after June 1, 2014.
(8)	Includes 60,167 restricted Paired Shares owned by Mr. Joyce.

(9)	Includes 100,000 restricted Paired Shares owned by Mr. Geoga and 61,637 restricted Paired Shares owned by Mr. Geoga and held through the Douglas Geoga Family Dynasty Trust. Mr. Geoga owns 291,639 Paired Shares, 61,637 restricted Paired Shares and 7 shares of voting preferred stock through the Douglas Geoga Family Dynasty Trust. Michelle J. Geoga and Michael E. Dowdle, as the co-trustees of the Douglas

Geoga Family Dynasty Trust, share the power to vote and invest the Paired Shares, restricted Paired Shares and shares of voting preferred stock, but each disclaims beneficial ownership of such securities. Mr. Geoga may be deemed to beneficially own the securities but disclaims beneficial ownership of such securities.

(10)	Includes 18,491 restricted Paired Shares owned by Mr. Kussell.
(11)	Includes 12,027 restricted Paired Shares owned by Mr. Wallman. Mr. Wallman owns 72,305 Paired Shares through the Richard F Wallman IRA.
(12)	Messrs. Agarwal and Dinnie own no Paired Shares or shares of voting preferred stock directly. Messrs. Agarwal and Dinnie are employees of Blackstone, but each disclaims beneficial ownership of the Paired Shares and shares of voting preferred stock beneficially owned by the partnerships affiliated with Blackstone. See Note (3) above. The address for Messrs. Agarwal and Dinnie is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(13)	Messrs. Barr and Wallach own no Paired Shares or shares of voting preferred stock directly. Messrs. Barr and Wallach are employees of Paulson, but each disclaims beneficial ownership of the Paired Shares and shares of voting preferred stock beneficially owned by the investment funds affiliated with Paulson. See Note (2) above. The address for Messrs. Barr and Wallach is c/o Paulson & Co. Inc., 1251 Avenue of the Americas, New York, New York 10020.
(14)	Messrs. Daniello and Rahm own no Paired Shares or shares of voting preferred stock directly. Messrs. Daniello and Rahm are employees of Centerbridge, but each disclaims beneficial ownership of the Paired Shares and shares of voting preferred stock beneficially owned by the investment funds affiliated with Centerbridge. See Note (1) above. The address for Messrs. Daniello and Rahm is c/o Centerbridge Partners, L.P., 375 Park Avenue, New York, New York 10152.
(15)	Includes 300,843 restricted Paired Shares owned by Mr. Donald, 123,273 restricted Paired Shares owned by Mr. Crage, 90,253 restricted Paired Shares owned by Mr. Seddon, 33,533 restricted Paired Shares owned by Ms. Plummer, 30,083 restricted Paired Shares owned by Mr. Buoy, 40,111 restricted Paired Shares owned by Mr. McCanless, 60,167 restricted Paired Shares owned by Mr. Joyce, 20,055 restricted Paired Shares owned by Mr. Weissman, 100,000 restricted Paired Shares owned by Mr. Geoga, 61,637 restricted Paired Shares owned by Mr. Geoga through the Douglas Geoga Family Dynasty Trust, 18,491 restricted Paired Shares owned by Mr. Kussell and 12,027 restricted Paired Shares owned by Mr. Wallman.
(16)	Includes 300,843 restricted Paired Shares owned by Mr. Donald, 123,273 restricted Paired Shares owned by Mr. Crage, 40,111 restricted Paired Shares owned by Mr. McCanless, 100,000 restricted Paired Shares owned by Mr. Geoga, 61,637 restricted Paired Shares owned by Mr. Geoga through the Douglas Geoga Family Dynasty Trust and 12,027 restricted Paired Shares owned by Mr. Wallman.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN

ACTIVITIES OF ESH REIT

The following is a discussion of ESH REIT’s investment policies and policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of ESH REIT’s board of directors, without a vote of its shareholders. Any change to any of these policies by ESH REIT’s board of directors, however, would be made only after a thorough review and analysis of that change, in light of the then-existing business and other circumstances, and then only if, in the exercise of its business judgment, ESH REIT’s board of directors believes that is advisable to do so in ESH REIT’s and its shareholders best interests. Any such change will be disclosed in ESH REIT’s periodic reports or other filings with the SEC. There can be no assurance that ESH REIT’s investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

ESH REIT invests principally in extended stay hotels located in North America. ESH REIT may also target for acquisition hotels that meet specific acquisition criteria, which may be purpose built extended stay hotel properties or converted into extended stay hotels. ESH REIT’s management team will identify and negotiate acquisition and other investment opportunities, subject to the approval of its board of directors. ESH REIT’s primary investment objectives are to enhance shareholder value over time and pay distributions to its shareholders.

ESH REIT intends to engage in future investment activities in a manner that is consistent with the requirements applicable to REITs for federal income tax purposes. Generally speaking, ESH REIT has not and does not expect to engage in any significant investment activities with other entities, although it may consider joint venture investments with other investors. Equity investments may be subject to ESH REIT’s existing indebtedness or such financing or indebtedness as may be incurred in connection with acquiring investments. Any such financing or indebtedness will have priority over ESH REIT’s equity interest in such property. Investments are also subject to ESH REIT’s policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Although ESH REIT currently intends to continue investing principally in mid-price extended stay hotels, ESH REIT does not have any specific policy as to the amount or percentage of its assets which may be invested in any specific asset, other than the tax rules applicable to REITs. Additionally, no limits have been set on the concentration of investments in any one geographic location. ESH REIT anticipates that its real estate investment will continue to be diversified in terms of geographic market.

Disposition Policy

From time to time ESH REIT may selectively consider plans to dispose of certain of its hotel properties, and will do so, subject to REIT qualification and prohibited transaction rules under the Code, if its management determines that a sale of a property would be in its best interests based on the price being offered for the hotel, the operating performance of the hotel, the tax consequences of the sale and other facts and circumstances surrounding the proposed sale.

Lending Policies

Although ESH REIT does not expect to engage in any significant lending in the future, it does not have a policy limiting its ability to make loans to other persons, although its ability to do so may be limited by applicable law, such as the REIT rules under the Code and the Sarbanes-Oxley Act. ESH REIT’s board of directors may, in the future, adopt a formal lending policy without notice to or consent of its shareholders.

Issuance of Additional Securities

Subject to the pairing arrangement with respect to its Class B common stock, which will require the Company to issue an equal number of shares of its common stock in connection with any issuance of Class B common stock, if ESH REIT’s board of directors determines that obtaining additional capital would be advantageous to it, it may, without shareholder approval, issue debt or equity securities, retain earnings (subject to the REIT distribution requirements for federal income tax purposes) or pursue a combination of these methods.

ESH REIT may offer shares of its common stock or other debt or equity securities in exchange for cash, real estate assets or other investment targets, and to repurchase or otherwise re-acquire shares of its common stock or other debt or equity securities. ESH REIT may issue additional preferred stock from time to time, in one or more classes or series, as authorized by its board of directors without the need for shareholder approval. We have not adopted a specific policy governing the issuance of senior securities at this time.

Repurchase of ESH REIT Securities

Subject to the pairing arrangement with respect to its Class B common stock, which requires the Company to repurchase an equal number of shares of its common stock in connection with any repurchase by ESH REIT of its Class B common stock, ESH REIT may repurchase shares of its common stock from time to time. ESH REIT has the right, at their option and without the consent of the holders of the Paired Shares, to acquire shares of Class B common stock of ESH REIT from the holders of such shares in exchange for cash, securities of ESH REIT and/or any other property with a fair market value, as determined by a valuation firm or investment bank, at least equal to the fair market value of the ESH REIT Class B common stock being exchanged.

Reporting Policies

ESH REIT files periodic reports, proxy statements and other information, including audited and unaudited financial statements, with the SEC, as required by the Exchange Act. These filings are available to its shareholders.

Policies with Respect to Certain Transactions

ESH REIT has adopted a written policy for the review and approval of related person transactions requiring disclosure under Item 404(a) of Regulation S-K, which includes its directors, officers, major shareholders and affiliates, including certain of their family members. For a discussion of ESH REIT’s Related Person Transaction Policy, see “Certain Relationships and Related Party Transactions.” Under ESH REIT’s charter, certain of its directors and officers may have business interests and engage in business activities similar to, in addition to or in competition with those of or relating to ESH REIT.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

This section describes related party transactions between us and our directors, executive officers and 5% shareholders and their immediate family members that have occurred since January 1, 2011. See “Prospectus Summary—Corporate Structure” for an illustration of where the related entities discussed sit below in our corporate structure.

Management Agreements

On October 8, 2010, the Operating Lessees executed management agreements (the “HVM Management Agreements”) with HVM, an independent eligible contractor, with respect to all of the hotels under lease. The HVM Management Agreements each had substantially the same terms. The activity and operations formerly conducted by HVM are now conducted by ESA Management. As part of the Pre-IPO Transactions, the HVM Management Agreements were terminated and ESA Management entered into replacement management agreements (“ESA Management Agreements”) with the Operating Lessees, currently wholly-owned subsidiaries of the Corporation, on substantially the same terms.

Under each HVM Management Agreement, HVM provided management services to the leased hotels, including supervision, direction, control of the operation and management and promotion of the hotel properties. The HVM Management Agreements contained indemnification provisions, which survived the termination of the agreement.

Under each HVM Management Agreement, HVM was entitled to a management fee of 2.5% of hotel revenues, which was reduced to 0.5% after a threshold of revenue was reached in each fiscal year. HVM was reimbursed for property-level costs and expenses in managing and operating the hotels, including salaries, in-house legal personnel, out-of-pocket expenses and other services paid for by HVM (collectively, “Operating Expenses”). HVM was also entitled to receive a service fee for technical services that HVM provided (“Service Fees”).

Under one of the HVM Management Agreements, HVM also received an incentive management fee through the grant of Class B common units and Class C common units of Holdings, which were then allocated and transferred to employees of HVM under a management incentive plan. For the period from January 1, 2013 through the Pre-IPO Transactions and the years ended December 31, 2012 and 2011, 170 Class C common units, 2,690 Class C common units and 1,165 Class B common units and 690 Class C common units, respectively, were granted to HVM.

Aggregate management fees paid to HVM under the HVM Management Agreements were approximately $14.9 million, $15.0 million and $14.7 million for the period from January 1, 2013 through the Pre-IPO Transactions and the years ended December 31, 2012 and 2011, respectively. HVM was reimbursed for Operating Expenses of approximately $221.1 million, $286.8 million and $259.3 million for the period from January 1, 2013 through the Pre-IPO Transactions and the years ended December 31, 2012 and 2011, respectively. Management fees paid to ESA Management under the ESA Management Agreements were approximately $3.8 million and $2.0 million for the three months ended March 31, 2014 and the period from the Pre-IPO Transactions through December 31, 2013, respectively. ESA Management was reimbursed for Operating Expenses of approximately $60.7 million and $30.9 million for the three months ended March 31, 2014 and the period from the Pre-IPO Transactions through December 31, 2013, respectively.

Trademark License Agreements

On October 8, 2010, a subsidiary of ESH Strategies, the owner of the trademarks “Extended Stay America,” “Extended Stay Deluxe,” “Homestead Studio Suites,” “Studio Plus,” “Crossland,” “Extended Stay” and “Extended Stay Hotels” entered into a trademark license agreement, as later amended, with ESH REIT’s operating subsidiaries, granting it a non-exclusive license to use the trademarks, expiring on December 31, 2030. As part of the Pre-IPO Transactions, the Corporation acquired all of the interests in ESH Strategies and acquired control of ESH REIT.

The trademark license agreements provide for a trademark fee of 0.3% of revenues. Trademark fees under these agreements were approximately $0.8 million for the three months ended March 31, 2014 and $3.4 million, $3.0 million and $2.8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Administrative Services Agreement

Prior to the Pre-IPO Transactions, HVM provided ESH REIT and ESH Strategies certain general and administrative services. The amount of these services totaled approximately $6.3 million, $7.1 million and $4.7 million for the period from January 1, 2013 through the Pre-IPO Transactions and for the years ended December 31, 2012 and 2011, respectively. Due to the fact that prior to the Pre-IPO Transactions, HVM was a consolidated variable interest entity, such amounts were eliminated in consolidation.

Subsequent to the Pre-IPO Transactions, ESA Management provides certain general and administrative services to ESH REIT. The services relate to shared personnel and other costs with respect to executive management, (including the Chief Executive Officer, the Chief Financial Officer and Chief Legal Officer), accounting, financial analysis, training and technology. For the three months ended March 31, 2014 and for the period from the Pre-IPO Transactions through December 31, 2013, ESH REIT incurred expenses of approximately $1.6 million and $1.1 million, respectively, related to these services, which are included in general and administrative expenses in ESH REIT’s consolidated statements of operations.

HVM Purchase Agreement

Messrs. Crage and Weissman owned 80% and 20%, respectively, of HVM through indirect membership interests. As part of the Pre-IPO Transactions, ESA Management acquired substantially all of the assets of HVM and assumed substantially all of the liabilities of HVM. The HVM Management Agreements with the Operating Lessees were terminated and ESA Management entered into the ESA Management Agreements with the Operating Lessees that are substantially the same as the HVM Management Agreements. The consideration for ESA Management’s purchase of all of the assets of HVM was $0.8 million and the assumption of the assumed liabilities. Messrs. Crage and Weissman received $0.5 million and $0.1 million, respectively.

Stockholders Agreement

In connection with the initial public offering, the Corporation and ESH REIT entered into a stockholders agreement with the Sponsors. The following description of the terms of the stockholders agreement is qualified in its entirety by reference to the stockholders agreement. The following description of the terms of the stockholders agreement is qualified in its entirety by reference to the stockholders agreement filed as an exhibit to this registration statement.

Representation. The Corporation’s board of directors is comprised of seven directors and ESH REIT’s board of directors is comprised of five directors. ESH REIT’s board of directors will be increased to seven directors within one year of the effective date of the initial public offering. Each Sponsor has the right to nominate one director to the Boards for so long as such Sponsor owns at least 5% of the outstanding Paired Shares. The Sponsors have the right to designate the members of the Audit Committees, Compensation Committees and Nominating and Corporate Governance Committees (or committees similar to any of the foregoing). The Sponsors also entered into a voting agreement obligating each Sponsor to vote for the other Sponsors’ nominees to the Boards. The Sponsors have the right to jointly nominate a sufficient number of additional directors to establish majority control of the Boards. The Sponsors’ right to jointly nominate such directors falls away if the Sponsors’ ownership falls below 50% of the outstanding Paired Shares, not counting any of the Paired Shares of any Sponsor that holds less than 5% of the outstanding Paired Shares.

Governance Rights. For so long as the Sponsors hold at least 40% of the outstanding Paired Shares, the following matters may not be carried out by the Corporation or ESH REIT without the prior written consent of a majority of the Paired Shares held by the Sponsors at the time of such consent:

•	increasing or decreasing the size of the Boards;

•	establishing committees of the Boards;

•	any amendment of the charters to remove the provision providing that the Corporation and ESH REIT have no expectation or entitlement with regard to corporate opportunities that come to designated directors of the Sponsors;

•	any determination to unpair the Paired Shares; or

•	any decision not to seek to continue to qualify ESH REIT as a REIT.

Each Sponsor individually loses its consent rights if its ownership falls below 5% of the outstanding Paired Shares, but consent rights remain for the other Sponsors so long as the Sponsors’ collective ownership is at least 40% of the outstanding Paired Shares, not counting any of the Paired Shares of any Sponsor that holds less than 5% of the outstanding Paired Shares.

Information Rights. The Sponsors have the right to review the books and records of the Corporation and ESH REIT and their subsidiaries and to discuss the affairs, finances and condition of the Corporation and ESH REIT and their subsidiaries with their respective officers. Any information provided to a Sponsor’s board designee may be shared with members of that Sponsor’s organization.

Corporate Opportunities . The Sponsors and any Sponsor board designee who is not employed by the Corporation or ESH REIT has the right to engage in and possess any interest in other business opportunities of any nature or description, independently or with others, similar or dissimilar to, or that competes with, the investments or business of the Corporation or ESH REIT and is not obligated to present any particular investment or business opportunity to the Corporation or ESH REIT.

Registration Rights Agreement

In connection with the initial public offering, the Corporation and ESH REIT entered into a registration rights agreement with the Sponsors, whereby we are required to file this registration statement pursuant to the Securities Act to register the Paired Shares of the selling shareholders. The following description is qualified in its entirety by reference to the registration rights agreement filed as an exhibit to this registration statement.

The Sponsors have the right, at any time, to require the Corporation and ESH REIT to register all or any portion of their remaining Paired Shares under the Securities Act on Form S-1 or Form S-3. Each Sponsor is entitled to request up to two registrations on Form S-1 (provided the aggregate offering value of the Paired Shares registered in any such registration equals at least $200 million) and an unlimited number of short-form registrations on Form S-3 (provided the aggregate offering value of the Paired Shares registered in any such registration equals at least $100 million), including underwritten offerings. In addition, if the Corporation and ESH REIT propose to file a registration statement in connection with a public offering of Paired Shares (including pursuant to a demand registration statement initiated by a Sponsor), the Sponsors are entitled to piggyback registration rights pursuant to which the Corporation and ESH REIT are required to include in such registration such number of Paired Shares as they may request. These registration rights are also subject to cutbacks, priorities and other limitations.

The registration rights agreement also provides that the Corporation and ESH REIT will pay all expenses relating to such registrations and indemnify the Sponsor against certain liabilities which may arise under the Securities Act.

Transactions with Culligan

During the three months ended March 31, 2014 and in 2013 and 2012, we purchased water filters from Culligan, which is owned by affiliates of Centerbridge, for installation in our hotel rooms. We incurred charges from Culligan of approximately $0.2 million for the three months ended March 31, 2014 and approximately $0.7 and $0.4 million for the years ended December 31, 2013 and 2012, respectively.

Initial Public Offering

An affiliate of Blackstone purchased approximately 794,000 Paired Shares as an underwriter in connection with the initial public offering and earned approximately $1.0 million in fees related to the transaction.

Transactions with Luxury Resorts (LXR)

We held our 2012 Managers’ Conference at the Buena Vista Palace, which is owned by WHM, LLC (doing business as Luxury Resorts (LXR)), which is owned by affiliates of Blackstone. We paid the Buena Vista Palace approximately $1.3 million for the year ended December 31, 2012.

Transactions with Alliant

In 2012 and 2011, we engaged Alliant Insurance Services, Inc., which was then owned by affiliates of Blackstone, to provide insurance brokerage services to us. We paid Alliant approximately $0.2 million for each of the years ended December 31, 2012 and 2011.

Mezzanine Loans

Investment funds of the Sponsors were the holders of $37.2 million, $37.2 million and $110.0 million of ESH REIT’s mezzanine loans as of March 31, 2014, December 31, 2013 and December 31, 2012, respectively.

Related Party Transaction Policy

The boards of directors of the Corporation and ESH REIT have each adopted a Related Party Transaction Policy, which is designed to monitor and ensure the proper review, approval, ratification and disclosure of related party transactions involving the Corporation or ESH REIT, as the case may be. This policy applies to any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Corporation or ESH REIT , as the case may be, were, are or will be a participant and the amount involved exceeds $120,000, and in which any related party had, has or will have a direct or indirect material interest. The Audit Committee of the board of directors of the Corporation and ESH REIT, as the case may be, must review, approve and ratify a related party transaction if such transaction is consistent with the Related Party Transaction Policy and is on terms, taken as a whole, which the Audit Committee believes are no less favorable to the Corporation or ESH REIT, as the case may be, than could be obtained in an arm’s-length transaction with an unrelated third party, unless the Audit Committee otherwise determines that the transaction is not in the best interests of the Corporation or ESH REIT, as the case may be. Any related party transaction or modification of such transaction which the board of directors has approved or ratified by the affirmative vote of a majority of directors, who do not have a direct or indirect material interest in such transaction, does not need to be approved or ratified by the Audit Committee. In addition, related party transactions involving compensation will be approved by the Compensation Committee in lieu of the Audit Committee.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a description of the material terms of the Corporation’s charter and bylaws and ESH REIT’s charter and bylaws. We also refer you to the Corporation’s charter and bylaws and ESH REIT’s charter and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Shares

The Corporation

The Corporation’s charter authorizes the Corporation to issue 7,700,000,000 shares of capital stock, consisting of (i) 3,500,000,000 shares of common stock, par value $0.01 per share; (ii) 350,000,000 shares of preferred stock, par value $0.01 per share; (iii) 3,500,000,000 shares of excess common stock, par value $0.01 per share, into which the Corporation common stock is convertible; and (iv) 350,000,000 shares of excess preferred stock, par value $0.01 per share, into which the preferred stock is convertible.

The Corporation’s charter grants to the board of directors of the Corporation the power to classify and authorize the issuance of one or more classes or series of Corporation preferred stock having such voting rights, rights to dividends, distributions, liquidation preference, conversion rights, exchange rights and redemption rights, and such designations, preferences and participations and other limitations or restrictions as are specified by the board of directors of the Corporation and as are not prohibited by the Corporation’s charter or applicable law.

ESH REIT

ESH REIT’s charter authorizes ESH REIT to issue 24,900,000,125 shares of capital stock, consisting of: (i) 4,300,000,000 shares of Class A common stock, par value $0.01 per share; (ii) 7,800,000,000 shares of Class B common stock, par value $0.01 per share; (iii) 125 shares of preferred stock, no par value; (iv) 350,000,000 shares of preferred stock, par value $0.01 per share; (v) 4,300,000,000 shares of excess Class A common stock, par value $0.01 per share, into which the Class A common stock is convertible; (vi) 7,800,000,000 shares of excess Class B common stock, par value $0.01 per share, into which the Class B common stock is convertible; and (vii) 350,000,000 shares of excess preferred stock, par value $0.01 per share, into which the preferred stock is convertible.

ESH REIT’s charter grants to the board of directors of ESH REIT the power to classify and authorize the issuance of one or more classes or series of ESH REIT preferred stock having such voting rights, rights to dividends, distributions, liquidation preference, conversion rights, exchange rights and redemption rights, and such designations, preferences and participations and other limitations or restrictions as are specified by the board of directors of ESH REIT and as are not prohibited by ESH REIT’s charter or applicable law.

As of March 31, 2014, there were 204,740,557 Paired Shares issued and outstanding, 204,740,557 shares of common stock of the Corporation issued and outstanding, 21,202 shares of voting preferred stock of the Corporation issued and outstanding, 250,295,833 shares of Class A common stock of ESH REIT issued and outstanding, 204,740,557 shares of Class B common stock of ESH REIT issued and outstanding and 125 shares of 12.5% preferred stock of ESH REIT issued and outstanding. As of March 31, 2014, no shares of excess stock of the Corporation or ESH REIT were issued and outstanding.

Pairing Arrangement

The terms of the Corporation’s common stock and ESH REIT’s Class B common stock currently require that, until the limitation on transfer provided for in Article VI of each of the Corporation’s charter and ESH REIT’s charter is terminated, shares of common stock of the Corporation and shares of Class B common stock of ESH REIT are transferable and tradeable only in combination as units, each unit initially consisting of one share of Corporation common stock and one share of ESH REIT Class B common stock. The certificates evidencing the Corporation common stock and ESH REIT Class B common stock bear legends that restrict transfers of paired shares of Corporation common stock and ESH REIT Class B common stock on an unpaired basis.

However, the Corporation’s charter and ESH REIT’s charter do allow the respective boards of directors of the Corporation and ESH REIT to, in their sole discretion, issue unpaired shares of their capital stock. In addition, holders of either shares of Corporation common stock or shares of ESH REIT Class B common stock have the option, by the affirmative vote of a majority of the shares of the Corporation common stock or shares of ESH REIT Class B common stock, as the case may be, then outstanding, to elect to eliminate the pairing arrangement in accordance with the respective charters of the Corporation and ESH REIT, subject to the rights of the Sponsors in the Stockholders Agreement. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” The pairing arrangement may also be terminated by an action taken by the respective boards of directors of the Corporation and ESH REIT, subject to the rights of the Sponsors in the Stockholders Agreement. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” The pairing arrangement will be automatically terminated upon bankruptcy of either of the Corporation or ESH REIT.

The Corporation and ESH REIT each have the right, at their option and without the consent of the holders of the Paired Shares, to acquire shares of Class B common stock of ESH REIT from the holders of such shares in exchange for cash, securities of the Corporation or ESH REIT, as the case may be, and/or any other property with a fair market value, as determined by a third party valuation, investment banking or other financial advisory firm, at least equal to the fair market value of the Class B common stock of ESH REIT being exchanged. The Corporation and ESH REIT each have the right, at their option and without the consent of the holders of the Paired Shares, to acquire shares of the Corporation’s common stock from the holders of such shares in exchange for cash, securities of the Corporation or ESH REIT, as the case may be, and/or any other property with a fair market value, as determined by a third party valuation, investment banking or other financial advisory firm, at least equal to the fair market value of the Corporation’s common stock being exchanged. Acquisitions of shares of the Corporation’s stock by ESH REIT need to be structured to avoid causing the Corporation to be treated as a “related party tenant” of ESH REIT. See “Material United States Federal Income Tax Consequences—Taxation of ESH REIT.” Holders of the Paired Shares could be subject to U.S. federal income tax on the exchange of shares of Class B common stock of ESH REIT or shares of common stock of the Corporation and may not receive cash to pay the tax from the Corporation or ESH REIT. See “Material United States Federal Income Tax Consequences—Taxation of Holders of Paired Shares with Respect to ESH REIT Shares” and “Material United States Federal Income Tax Consequences—Taxation of Holders of Paired Shares with Respect to Shares of Common Stock of the Corporation.”

After any such acquisition, shares of the Corporation’s common stock may be paired with shares of Class B common stock of ESH REIT in a different proportion, but such shares will continue to be attached and trade together. The Class A common stock of ESH REIT to be owned by the Corporation will be freely transferable, and if transferred, the transferee will hold unpaired shares of common stock of ESH REIT.

Limits on Ownership of Stock and Restrictions on Transfer

For ESH REIT to qualify as a REIT under the Code, it must meet certain requirements concerning the ownership of its outstanding shares of equity stock. Specifically, not more than 50% in value of ESH REIT’s outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) (this ownership restriction is commonly referred to as the “5/50 Test”). Additionally, the shares of stock must be beneficially owned by 100 or more persons, during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, at least 75% of ESH REIT’s gross income for each year must consist of qualified “rents from real property” and income from certain other real property investments. The Code contains certain provisions that exclude rental income paid by a “related party” from the concept of qualified “rents from real property” for purposes of this gross income test. The Code will treat the Corporation as a “related party” for purposes of this gross income test if ESH REIT owns, actually or constructively, 10% or more of the ownership interests in the Corporation within the meaning of section 856(d)(2)(B) of the Code. ESH REIT will be deemed to constructively own 10% or more of the ownership interests in the Corporation if a person holding 10% or more of ESH REIT common stock also holds 10% or more of Corporation common stock. Thus, if one person held 10% or more of the outstanding Paired Shares, the Corporation would be deemed a related party of ESH REIT and ESH REIT would lose its status as a REIT. Accordingly, both ESH REIT and the Corporation must have various restrictions on the ownership of shares of their capital stock in order to ensure that the 5/50 Test is met, as well as to ensure that rents received by ESH REIT from the Corporation are not deemed to be rents from a related party. The 250,303,494 shares of ESH REIT’s Class A common stock held entirely by the Corporation are excluded from the ownership restrictions.

To protect ESH REIT against the risk of losing its status as a REIT due to a concentration of ownership among its shareholders, and to otherwise address concerns related to a concentrated ownership of capital stock, the Corporation’s charter and ESH REIT’s charter, subject to certain exceptions, provide that no single person may “Beneficially Own” or “Constructively Own” more than 9.8% of the outstanding shares of any class or series of capital stock. The certificates evidencing the Corporation common stock and Class B common stock of ESH REIT bear legends that specify restrictions on ownership and transfer. The Class A common stock of ESH REIT and the 125 shares of preferred stock of ESH REIT are not subject to the 9.8% ownership limitation under the charter of ESH REIT. Each of the boards of directors of the Corporation and ESH REIT may waive or modify the ownership limits with respect to one or more persons if they are satisfied that ownership in excess of this limit would not jeopardize ESH REIT’s status as a REIT for U.S. federal income tax purposes. In addition, ESH REIT’s charter provides that any transfer of ESH REIT’s Class B common stock or preferred stock that would result in (i) ESH REIT being “closely held” within the meaning of Section 856(h) of the Code, (ii) ESH REIT owning, actually or constructively, 10% or more of the ownership interests in a tenant of the real property of ESH REIT or any direct or indirect subsidiary, within the meaning of Section 856(h)(2)(B) of the Code or (iii) the capital stock of ESH REIT being beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code shall be void ab initio. The Corporation’s charter also provides that any transfer of the Corporation’s common stock or preferred stock that would result in (i) the Corporation being “closely held” within the meaning of Section 856(h) of the Code (as if the Corporation were a REIT), (ii) the Corporation owning, actually or constructively, 10% or more of the ownership interests in a tenant of the real property of the Corporation or any direct or indirect subsidiary, within the meaning of Section 856(h)(2)(B) of the Code (as if the Corporation were a REIT) or (iii) the capital stock of the Corporation being beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code (as if the Corporation were a REIT) shall be void ab initio.

Shares Owned in Excess of the Ownership Limit

As described above, in order to protect ESH REIT against the risk of losing its status as a REIT, the Corporation’s charter and ESH REIT’s charter provide, subject to certain exceptions, that no single person may “Beneficially Own” or “Constructively Own” more than 9.8% of the outstanding shares of any class or series of capital stock. See “—Limits on Ownership of Stock and Restrictions on Transfer.” Stock of ESH REIT or stock of the Corporation owned, or deemed to be owned, or transferred to a shareholder in excess of the 9.8% ownership limits will be converted automatically into shares of “excess stock” and will be transferred, by operation of law, to a trust, the beneficiary of which is a qualified charitable organization. However, for purposes of determining shares owned in excess of the ownership limit, the 250,303,494 shares of Class A common stock of ESH REIT held entirely by the Corporation, are excluded from the ownership limitations.

Upon the conversion into excess shares of any shares of any class or series of stock of ESH REIT or the Corporation that are paired with a class or series of shares of stock of the Corporation or ESH REIT, such shares of the Corporation or ESH REIT shall likewise be converted into an equal number of shares of excess stock and be paired with such converted shares of ESH REIT or the Corporation, as the case may be, and shall be simultaneously transferred to a trust.

Upon the occurrence of such a conversion of shares of any class or series of stock of ESH REIT or the Corporation into an equal number of shares of excess stock, ESH REIT or the Corporation, as the case may be, shall take all necessary action to retire such shares of stock, and such shares may be re-issued from time to time by ESH REIT or the Corporation, as the case may be.

Each share of excess stock is entitled to the same dividends and distributions (as to both timing and amount) as may be declared by the board of directors of ESH REIT or the Corporation, as the case may be, as shares of the class or series of stock from which such excess stock was converted. The trustee, to whom shares of excess stock are transferred, as record holder of the shares of excess stock, is entitled to receive all dividends and distributions and shall hold all such dividends or distributions in trust for the benefit of the beneficiary. The “prohibited owner,” with respect to such shares of excess stock, shall, subject to applicable law, repay to the trust the amount of any dividends or distributions received by it that are attributable to any shares that have been converted into shares of excess stock and which were distributed by ESH REIT or the Corporation on a record date which was on or after the date that such shares were converted into shares of excess stock. ESH REIT and the Corporation shall take all measures that they determine reasonably necessary to recover the amount of any such dividend or distribution paid to a prohibited owner, including, if necessary, but subject to applicable law, withholding any portion of future dividends or distributions payable on shares beneficially or constructively owned by such person who, but for these provisions, would own the shares of stock that were converted into shares of excess stock; and, as soon as reasonably practicable following ESH REIT’s or the Corporation’s receipt or withholding thereof, shall, subject to applicable law, pay over to the trust for the benefit of the beneficiary the dividends so received or withheld, as the case may be.

Right to Purchase Excess Stock

In addition to the foregoing transfer restrictions, and as more fully explained in the Corporation’s charter and ESH REIT’s charter, shares of excess stock are deemed to have been offered for sale to the Corporation or ESH REIT, as applicable, or their respective designees, at a price per share equal to the lesser of (1) the price per share in the transaction that created such shares of excess stock or (2) the market price on the date the Corporation or ESH REIT, as applicable, or their respective designees, accepts such offer. The Corporation or ESH REIT, as applicable, or their respective designees shall have the right to accept such offer for a period of 90 days.

General

The foregoing restrictions on transferability and ownership will not apply if ESH REIT’s board of directors determines that it is no longer in its best interest for ESH REIT to continue to qualify as a REIT, subject to the rights of the Sponsors in the Stockholders Agreement. See “Certain Relationships and Related Party Transactions.” Furthermore, ESH REIT’s or the Corporation’s board of directors may, in their sole discretion, waive or modify the ownership limits with respect to one or more persons if they are satisfied that ownership in excess of this limit will not jeopardize ESH REIT’s qualification as a REIT.

Shareholders are required to disclose to us in writing any information with respect to their ownership of our capital stock that we may reasonably request in order to determine ESH REIT’s status as a REIT and to ensure compliance with the ownership limits.

The ownership limits may have the effect of delaying, deferring or preventing a change of control of the companies.

Description of Common Stock of the Corporation

Holders of Corporation common stock are entitled to one vote for each share on all matters that the Corporation’s shareholders vote upon, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of Corporation preferred stock, common shareholders are entitled to any dividends that the board of directors of the Corporation may declare. Holders of

Corporation common stock are entitled to share ratably in the Corporation’s net assets upon its dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of Corporation preferred stock then outstanding. Holders of Corporation common stock have no preemptive rights to purchase shares of its stock. For ESH REIT to qualify as a REIT under the Code, among other things, no more than 50% of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. To assist ESH REIT in meeting this requirement, the Corporation may take actions such as the automatic conversion of shares in excess of this ownership restriction into shares of excess stock to limit the beneficial ownership of its outstanding equity securities, directly or indirectly, by one individual. See “—Limits on Ownership of Stock and Restrictions on Transfer.” All outstanding shares of Corporation common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Corporation common stock will be subject to those of the holders of any shares of Corporation preferred stock the Corporation may issue in the future.

The Corporation common stock is represented by certificates, unless the board of directors of the Corporation adopts a resolution providing that some or all of the Corporation common stock shall be uncertificated. Any resolution will not apply to any shares of common stock that are already certificated until the shares are surrendered to the Corporation.

Description of Class A Common Stock and Class B Common Stock of ESH REIT

The Class A common stock is held by the Corporation. The Corporation hold an amount of Class A common stock that represents a majority, by vote and value, of the capital stock of ESH REIT. The Class B common stock is held by shareholders of the Corporation as part of the Paired Shares.

Holders of Class A common stock and Class B common stock will generally vote together on all matters on which shareholders generally are entitled to vote, voting as a single class, each holder of Class B common stock, as such, shall be entitled to one vote for each share of Class B common stock held of record by such holder and each holder of Class A common stock, as such, shall be entitled to the greater of (i) one vote for each share of Class A common stock held of record by such holder or (ii) the number of votes for each share of Class A common stock that results in the holders of Class A common stock, in aggregate, being entitled to cast a number of votes representing 55% of the total voting power of all outstanding equity securities of ESH REIT. Subject to the rights of holders of any then outstanding shares of ESH REIT preferred stock, Class A common stock and Class B common stock are entitled to any dividends that ESH REIT’s board of directors may declare. Each share of Class A common stock and Class B common stock are entitled to the same amount of dividends per share, except that if (i) (a) ESH REIT is restricted under a loan, credit facility or other borrowing and (b) ESH REIT’s board of directors determines it necessary or desirable to continue to satisfy the distribution requirements under Section 857 of the Code, or (ii) ESH REIT’s board of directors determines it necessary or desirable to prevent ESH REIT and the Corporation from being treated as “stapled entities” (as defined in Section 269B(c)(2) of the Code), then to the extent necessary to satisfy clauses (i) and (ii), ESH REIT may (a) declare and pay taxable dividends, in cash, in kind, or in equity stock, in respect of the Class A common stock that differ, in kind and/or amount, from dividends paid in respect of the Class B common stock, including, but not limited to, (x) the payment of no dividends in respect of the Class B common stock, (y) distributing taxable stock dividends paid in respect of the Class A common stock in the form of Class A and/or Class B common stock and/or preferred stock of ESH REIT and (z) distributing taxable stock dividends paid in respect of the Class B common stock in the form of Class B common stock. ESH REIT and the Corporation have separate and independent distribution policies. See “Distribution Policies.” Holders of Class A common stock and Class B common stock are entitled to share ratably in ESH REIT’s net assets upon its dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of ESH REIT preferred stock then outstanding. Each share of Class A common stock will be convertible into one share of Class B common stock only in connection with a distribution or third party sale of Paired Shares by the Corporation. There are customary REIT ownership and transfer restrictions with respect to the Class B common stock. See “—Limits on Ownership of Stock and Restrictions on Transfer.” The Corporation will be free to sell its Class A common stock representing a controlling, majority ownership of ESH REIT at any time.

Description of Preferred Stock

The charters of the Corporation and ESH REIT provide that the board of directors of each of the Corporation and ESH REIT may, from time to time, authorize the issuance of one or more series of preferred stock without shareholder approval.

One of the effects of undesignated preferred stock may be to enable the board of directors of the Corporation or ESH REIT to discourage an attempt to obtain control of the Corporation or ESH REIT by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of holders of Paired Shares by, among other things:

•	restricting dividends on the Paired Shares;

•	diluting the voting power of the common stock of the Corporation or ESH REIT;

•	impairing the liquidation rights of the Paired Shares; or

•	delaying or preventing a change in control of the Corporation or ESH REIT without further action by the shareholders.

The Corporation

As of March 31, 2014, there were 21,202 shares of voting preferred stock, par value $0.01 per share, of the Corporation issued and outstanding.

With respect to dividend, distribution and liquidation rights, the voting preferred stock ranks senior to the Corporation common stock. The liquidation preference of the voting preferred stock is $1,000 per share plus any accumulated but unpaid dividends and interest on unpaid dividends, if applicable.

Dividends. Dividends on the voting preferred stock are payable quarterly in arrears at a rate of 8.0% per year.

Holder Mandated Redemption. On or after the fifth anniversary of the issuance of the voting preferred stock, a holder of the voting preferred stock will have the right to require the Corporation to redeem in cash the voting preferred stock at $1,000 per share plus any accumulated but unpaid dividends and any interest on unpaid dividends through the date of redemption.

Corporation Mandated Redemption. On the seventh anniversary of the issuance of the voting preferred stock, the Corporation shall mandatorily redeem all of the voting preferred stock at $1,000 per share plus any accumulated but unpaid dividends and any interest on unpaid dividends through the date of redemption.

Voting. Holders of voting preferred stock are generally entitled to one vote for each share and will vote together with the Corporation common stock as a single class on all matters that the Corporation’s common shareholders are entitled to vote upon. The Corporation’s charter provides that a majority of the votes entitled to be cast by the holders of the voting preferred stock are necessary for any:

•	amendment to the Corporation’s charter or bylaws that has a material adverse effect on the rights and preferences of the voting preferred stock or that increases the number of authorized shares of voting preferred stock; and

•	any reclassification of the voting preferred stock.

ESH REIT

As of March 31, 2014, there were 125 shares of 12.5% preferred stock, no par value, of ESH REIT issued and outstanding.

With respect to dividends and distributions upon ESH REIT’s liquidation, winding-up and dissolution, the 12.5% preferred stock ranks senior to the Class A common stock and the Class B common stock. The liquidation preference of the 12.5% preferred stock is $1,000 per share plus any accumulated but unpaid dividends and interest on unpaid dividends, if applicable.

Dividends. Dividends on the 12.5% preferred stock are payable in cash semi-annually at a rate of 12.5% of the liquidation preference per year. To the extent not paid semi-annually, unpaid dividends will accrue interest at the simple per annum rate of 12.5% on the amount of the unpaid dividends through the date on which the unpaid distributions are paid in full.

Redemption. Shares of 12.5% preferred stock may be redeemed, in whole or in part, at any time for a per share amount equal to the liquidation preference plus all accrued but unpaid dividends and any interest on unpaid dividends through the date of redemption. In addition, a redemption premium is payable upon the redemption of the 12.5% preferred stock. The redemption premium is $150 per share if the 12.5% preferred stock is redeemed after December 31, 2012 and on or before December 31, 2013, $100 per share if the 12.5% preferred stock is redeemed after December 31, 2013 and on or before December 31, 2014, $50 per share if the 12.5% preferred stock is redeemed after December 31, 2014 and on or before December 31, 2015, and thereafter, there is no redemption premium payable.

Voting. Except as expressly permitted in ESH REIT’s charter and except as required by applicable law, the holders of shares of 12.5% preferred stock have no voting rights. ESH REIT’s charter provides that a majority of the votes entitled to be cast by the holders of the 12.5% preferred stock are necessary for any:

•	authorization or issuance of any class or series of stock with any rights that are senior to or have parity with the 12.5% preferred stock;

•	any amendment to ESH REIT’s charter or bylaws that has a material adverse effect on the rights and preferences of the 12.5% preferred stock or that increases the number of authorized or issued shares of 12.5% preferred stock; and

•	any reclassification of the 12.5% preferred stock.

Composition of the Boards of Directors of the Corporation and ESH REIT

In accordance with the bylaws of the Corporation and ESH REIT, the number of directors comprising the boards of directors of the Corporation and ESH REIT are determined from time to time by their boards of directors, and only a majority of the boards of directors may fix the number of directors, subject to the shareholder rights of the Sponsors discussed below. Corporation has seven directors and ESH REIT has five directors. ESH REIT’s board of directors will be increased to seven directors within one year of the initial public offering. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of the boards of directors of the Corporation or ESH REIT, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Limitation on Liability and Indemnification of Officers and Directors of the Corporation and ESH REIT

The charters of the Corporation and ESH REIT provide that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to the Corporation or ESH REIT or our shareholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or knowing a violation of law;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

In addition, the bylaws of the Corporation and ESH REIT provide that each will indemnify their respective directors and officers to the fullest extent Delaware law permits. The Corporation and ESH REIT have entered into indemnification agreements with our directors and executive officers. We also maintain directors and officers insurance.

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. The Corporation’s and ESH REIT’s charters, to the fullest extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities (which includes any investment or business opportunity or potential transaction or matter, including without limitation those that might be the same as or similar to the Corporation’s or ESH REIT’s affiliates business or activities) that are from time to time presented to our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are the Corporation’s, ESH REIT’s or their subsidiaries’ employees. The Corporation’s and ESH REIT’s charters provide that, to the fullest extent permitted by law, none of the Sponsors or any of their affiliates or any director who is not employed by the Corporation or ESH REIT (including any non-employee director who serves as one of the Corporation’s or ESH REIT’s officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any of the Sponsors or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for the Corporation or ESH REIT or their affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Corporation’s and ESH REIT’s charters do not renounce the Corporation’s or ESH REIT’s interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Corporation or ESH REIT. To the fullest extent permitted by law, no business opportunity is deemed to be a potential corporate opportunity for the Corporation or ESH REIT unless the Corporation or ESH REIT would be permitted to undertake the opportunity under the Corporation’s or ESH REIT’s charter, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Anti-Takeover Effects of the Charter and Bylaws of the Corporation and ESH REIT

The charter and bylaws of the Corporation and ESH REIT contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the boards of directors for the Corporation and ESH, respectively, and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of the Corporation and ESH REIT unless such takeover or change of control is approved by the applicable board of directors.

Business Combinations with Interested Stockholders

Each of the Corporation and ESH REIT elected not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, neither the Corporation nor ESH REIT is subject to any anti-takeover effects of Section 203. However, each of the Corporation’s charter and ESH REIT’s charter contains provisions that have the same effect as Section 203, except that they provide that the Sponsors and their respective affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of the voting stock owned by them, and accordingly will not be subject to such restrictions.

Removal of Directors

The bylaws of the Corporation and ESH REIT provide that a director of the Corporation or ESH REIT, as the case may be, may be removed with or without cause by the affirmative vote of at least a majority of the voting power of all shares then entitled to vote at an election of directors acting as a single class. The charters of the Corporation and ESH REIT provide, for purposes of election to and membership on the board of directors of the Corporation or ESH REIT, no person designated or nominated for election, may, at any time, cause the boards to have a majority or greater than a majority of directors in common. In the event that the board of directors of the Corporation and the board of directors of ESH REIT have more than a majority of directors in common, then, unless cured, the minimum number of directors as necessary to bring the Corporation and ESH REIT back into compliance with the requirement set forth above, will be automatically disqualified from the office.

Voting

Shareholders holding a majority of the Corporation and ESH REIT shares of capital stock entitled to vote, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of shareholders of the Corporation and ESH REIT, except as otherwise provided under the charters and bylaws of the Corporation and ESH REIT.

Action by Written Consent

The charter of the Corporation provides that shareholder action can be taken by written consent only so long as the Sponsors hold at least 50% of the voting power of the issued and outstanding Corporation common stock; provided, however that shareholder action may be taken by holders of the voting preferred stock, voting separately as a series or separately as a class with one or more other such series without prior notice and without a vote to the extent expressly so provided by the applicable certificate of designation. The charter of ESH REIT provides that (i) shareholder action can be taken by written consent only so long as the Corporation, together with its affiliates own at least 50% of the voting power of the issued and outstanding shares of ESH REIT subject to (ii) and (iii) below; and (ii) shareholder action can be taken by written consent by shareholders whenever the vote solely of shareholders of ESH REIT (other than the holders of the Class A common stock of ESH REIT) is required or permitted to be taken for or in connection with any corporate action only so long as the Sponsors own at least 50% of the voting power of such issued and outstanding shares of ESH REIT subject to (iii) below; and (iii) shareholder action taken solely by the holders of the Class B common stock of ESH REIT can be taken by written consent by such shareholders only so long as the Sponsors own at least 50% of the voting power of the issued and outstanding shares of Class B common stock of ESH REIT.

Ability to Call Special Meetings

The bylaws of the Corporation and ESH REIT provide that special meetings of their shareholders can be called by the holders of 20% of the outstanding shares of capital stock entitled to vote, until such time that the Sponsors own less than 50% of the outstanding Paired Shares.

Advance Notice Provisions for Shareholders

To nominate directors to the boards of the Corporation or ESH REIT or bring other business before an annual meeting of shareholders of the Corporation or ESH REIT, a shareholder’s notice must be delivered to the Secretary of the Corporation or ESH REIT, as the case may be, at our principal executive offices no less than 90 calendar days before the first anniversary of the previous year’s annual meeting of shareholders, subject to certain exceptions contained in the bylaws of the Corporation and ESH REIT. These provisions do not apply to the Sponsors so long as the Sponsors hold at least 50% of the outstanding Paired Shares.

Amending the Charters and Bylaws of the Corporation and ESH REIT

The charters of the Corporation and ESH REIT provide that the charters may generally be amended by the affirmative vote of a majority of the respective board of directors of the Corporation or ESH REIT and by the affirmative vote of the majority of all shares of stock of the Corporation or ESH REIT then entitled to vote at any annual or special meeting of the Corporation or ESH REIT. The charters and bylaws of the Corporation and ESH REIT provide that the bylaws may generally be amended by the affirmative vote of a majority of the respective board of directors of the Corporation or ESH REIT and by the affirmative vote of the majority of all shares of stock of the Corporation or ESH REIT then entitled to vote at any annual or special meeting of shareholders of the Corporation or ESH REIT, respectively. However, the charters and bylaws, as the case may be, also provide that the affirmative vote of at least 66 2/3% of the outstanding shares of stock of the ESH REIT Class B common stock or the Corporation common stock entitled to vote are required to amend or repeal, or to adopt any provision inconsistent with, the provisions regarding corporate opportunities, entering into business combinations with interested shareholders, removal and vacancies of directors, action by written consent, calling special meetings of shareholders, or requiring advance notice of director nominations or other business before an annual or special meeting, as well as the amendment provision requiring that the foregoing provisions be amended or repealed only with a 66 2/3% vote.

Stockholders Agreement

In connection with the initial public offering, the Corporation and ESH REIT entered into a stockholders agreement with the Sponsors pursuant to which the Sponsors have specified board representation rights, governance rights, information rights and other rights. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Registration Rights Agreement

In connection with the initial public offering, the Corporation and ESH REIT entered into a registration rights agreement with the Sponsors, whereby we are required to file this registration statement pursuant to the Securities Act to register the Paired Shares of the selling shareholders for resale. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Listing

The Paired Shares are listed on the NYSE under the symbol “STAY.”

Transfer Agent and Registrar

The transfer agent and registrar for the Paired Shares is American Stock Transfer & Trust Corporation, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of Paired Shares or the availability of Paired Shares for sale will have on the market price of the Paired Shares prevailing from time to time. Nevertheless, sales of substantial amounts of Paired Shares, including Paired Shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Paired Shares and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

As of June 1, 2014, we had a total of approximately 204,715,903 Paired Shares outstanding. This excludes 8,000,000 Paired Shares authorized for issuance as equity awards under our equity incentive plans. Of the outstanding Paired Shares, the Paired Shares sold in the initial public offering and in this offering will be freely tradable without restriction or further registration under the Securities Act, except that Paired Shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below.

The remaining outstanding Paired Shares will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which we summarize below.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned Paired Shares for at least six months, would be entitled to sell an unlimited number of Paired Shares provided current public information about us is available and, after owning such Paired Shares for at least one year, would be entitled to sell an unlimited number of Paired Shares without restriction. Our affiliates who have beneficially owned Paired Shares for at least six months are entitled to sell within any three-month period a number of Paired Shares that does not exceed the greater of:

•	1% of the number of Paired Shares then outstanding, which will equal approximately 2,047,159 Paired Shares based on the number of Paired Shares outstanding as of June 1, 2014; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of Paired Shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchase Paired Shares or are granted restricted stock units under a written compensation plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 Paired Shares are required to wait until 90 days after the date of this prospectus before selling their Paired Shares. However, substantially all Rule 701 Paired Shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

In connection with this offering, we expect that the Company, its executive officers, directors and the selling shareholders will have agreed with the underwriters, subject to specified exceptions, not to sell, dispose of or hedge any of the Paired Shares or securities convertible into or exchangeable for Paired Shares, for a period of 90 days after the date of this prospectus, except with the prior written consent of                     .

The 90-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. See “Underwriting.”

Registration on Form S-8

We have filed a registration statement on Form S-8 under the Securities Act to register Paired Shares issuable under our equity incentive plan and restricted stock plan. As a result, Paired Shares issued pursuant to such plans, including upon the settlement of restricted stock units, are eligible for resale in the public market without restriction, subject to the Rule 144 limitations applicable to affiliates. 8,000,000 Paired Shares are authorized for issuance as equity awards under our equity incentive plans.

Registration Rights

In connection with the initial public offering, the Corporation and ESH REIT entered into the registration rights agreement with the Sponsors, whereby we are required to file this registration statement pursuant to the Securities Act to register the Paired Shares of the selling shareholders for resale. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to ESH REIT’s qualification and taxation as a REIT and the acquisition, holding, and disposition of the Paired Shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the current, temporary and proposed regulations promulgated by the U.S. Treasury Department (the “Treasury Regulations”), current administrative interpretations and practices of the Internal Revenue Service (the “IRS”) (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding ESH REIT’s qualification as a REIT or any matter discussed in this summary. The summary is also based upon the assumption that the operation of ESH REIT, the Corporation, and each of their subsidiaries and other lower-tier and affiliated entities will, in each case, be in accordance with its applicable organizational documents. This summary is for general information only and does not constitute tax advice. This summary does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of its investment or tax circumstances or to stockholders subject to special tax rules, such as:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons who mark-to-market the Paired Shares;

•	subchapter S corporations;

•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

•	financial institutions;

•	insurance companies;

•	broker-dealers, or traders in securities or commodities;

•	regulated investment companies and real estate investment trusts;

•	trusts and estates;

•	holders who receive the Paired Shares through the exercise of employee stock options or otherwise as compensation;

•	persons holding the Paired Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons holding their interest through a partnership or similar pass-through entity;

•	persons deemed to sell the Paired Shares under the constructive sale provisions of the Code;

•	non-U.S. stockholders (as defined below) who at any time have held, actually or constructively, more than 5% of the Paired Shares; and

•	except to the extent discussed below, tax-exempt organizations and non-U.S. stockholders (as defined below).

In addition, this summary does not address any state, local or foreign tax consequences associated with the ownership of Paired Shares or ESH REIT’s election to be taxed as a REIT. This summary assumes that stockholders will hold their Paired Shares as capital assets, which generally means as property held for investment under the Code.

THE U.S. FEDERAL INCOME TAX TREATMENT OF ESH REIT AS A REIT AND HOLDERS OF PAIRED SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF THE HOLDING AND DISPOSITION OF PAIRED SHARES TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF PAIRED SHARES.

Taxation of ESH REIT

Prior to the Pre-IPO Transactions, ESH REIT was organized as a Delaware limited liability company, which elected to be taxed as a real estate investment trust (a “REIT”) under Sections 856 through 860 of the Code for U.S. federal income tax purposes, commencing with ESH REIT’s short taxable year ending December 31, 2010. Pursuant to the Pre-IPO Transactions, ESH REIT converted to a Delaware corporation. ESH REIT believes that it has been organized and operated in a manner that will allow it to qualify for taxation as a REIT under the Code commencing with its short taxable year ending December 31, 2010, and ESH REIT intends to continue to be organized and operated in such a manner.

The law firm of Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) has acted as ESH REIT’s counsel in connection with this offering. ESH REIT expects to receive, in connection with this offering, the opinion of Fried Frank to the effect that ESH REIT has been organized in conformity with the requirements for qualification as a REIT under the Code, and that ESH REIT’s current and proposed method of operation, as described in this prospectus and in representations made to Fried Frank, should enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that the opinion of Fried Frank will be based on customary representations relating to ESH REIT’s organization and operation, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described in this prospectus are completed in a timely fashion and that ESH REIT will at all times operate in accordance with the method of operation described in ESH REIT’s organizational documents and this prospectus. Additionally, the opinion of Fried Frank will rely upon factual representations and covenants that are expected to be made by ESH REIT’s management and affiliated entities, including representations relating to the value of assets, the sources of income, ESH REIT not being considered to own (actually or constructively) stock of any corporate lessee (including the Corporation) possessing 10 percent or more of the voting power or value of all classes of stock of the corporate lessee, the value of Class B common stock of ESH REIT being less than 50% of the value of all the shares of ESH REIT stock, the present and future conduct of ESH REIT’s business operations and other items regarding ESH REIT’s ability to meet the various requirements for qualification as a REIT. The Fried Frank opinion assumes that such representations and covenants are accurate and complete and that ESH REIT, its management and its affiliated entities will take no action inconsistent with ESH REIT’s qualification as a REIT. The application of the constructive ownership rules regarding certain aspects of determining a person’s constructive ownership of stock, including partnership allocations in respect of profits interests, is unclear. In the absence of guidance, the Fried Frank opinion will take the view that a partner’s profits interest in a partnership is determined based on the maximum amount of partnership profits potentially allocable to such partner on a cumulative basis, but there can be no assurance that the IRS or a court would agree with this interpretation. The opinion of Fried Frank will rely upon representations received from the Sponsors regarding the ownership structure of the Sponsor-managed funds and the actual and constructive ownership of Sponsor-managed funds including a representation that, to the best of the Sponsor’s knowledge, no entity owns, actually or constructively, 10 percent or more of the value of the shares of ESH REIT or of the Corporation as a result of shares of ESH REIT or the Corporation being attributed to such entity from one or more owners of such entity. While ESH REIT believes that it is organized, and it intends to operate, so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in ESH REIT’s circumstances or applicable law, no assurance can be given by Fried Frank or ESH REIT that ESH REIT has qualified or will so qualify for any particular year. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Fried Frank will have no obligation to advise ESH REIT or the holders of Paired Shares of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on ESH REIT’s ability to meet, on a continuing basis, through actual annual results of operations, asset composition, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code, the compliance with which has not and will not be reviewed by Fried Frank. ESH REIT’s ability to qualify as a REIT also requires that it satisfies certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by ESH REIT. Such values may not be susceptible to a precise determination. The material qualification requirements are summarized below, under “—Requirements for Qualification as a REIT.” Accordingly, no assurance can be given that the actual results of ESH REIT’s operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

ESH REIT’s ability to meet the requirements to qualify as a REIT for tax purposes also could be affected by the Pre-IPO Transactions, which were undertaken to implement the current structure. The Pre-IPO Transactions, which are described in Pre-IPO Transactions, involve ESH REIT’s transfer to the Corporation of the Operating Lessees that lease the hotel properties from ESH REIT, and the Corporation’s acquisition of the assets of HVM, the management company that currently manages the hotel properties, and Strategies, the owner of the business’s trademarks and tradenames licensed to the Operating Lessees. For periods prior to the Pre-IPO Transactions, ESH REIT depended upon an exception to the related party rent rule for leases of “qualified lodging facilities” to taxable REIT subsidiaries managed by an “eligible independent contractor.” After the Pre-IPO Transactions, pursuant to which the Corporation acquired the Operating Lessees and the assets of HVM, ESH REIT will no longer rely on the exception to the related party rent rule. The IRS could seek to reorder or recast the Pre-IPO Transactions such that the exception to the related party rent rule for leases of “qualified lodging facilities” to taxable REIT subsidiaries managed by an “eligible independent contractor” was not available at all times prior to the Pre-IPO Transactions. If any such IRS assertion were upheld by a court, ESH REIT also could be precluded from being eligible to be treated as a REIT for 2013 and the following four years.

Provided that ESH REIT qualifies as a REIT, it will generally be entitled to a deduction for dividends that it pays and, therefore, will not be subject to U.S. federal corporate income tax on the portion of its taxable income that is currently distributed to holders of Class A common stock and Class B common stock of ESH REIT. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in an entity treated as a regular C corporation for U.S. federal income tax purposes. Rather, income generated by a REIT generally is taxed only at the stockholder level, to the extent the REIT distributes its taxable income to its equity holders. See “—Taxation of Taxable Holders of Paired Shares with Respect to ESH REIT Shares.”

Assuming ESH REIT qualifies for taxation as a REIT, it will be subject to U.S. federal income taxation as follows:

•	ESH REIT will be taxed at regular U.S. federal corporate rates on any undistributed income, including undistributed net capital gains.

•	ESH REIT may be subject to the “alternative minimum tax” on its items of tax preference, if any, including any deductions of net operating losses.

•	If ESH REIT has net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions.”

•	If ESH REIT has: (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business; or (b) other nonqualifying income from foreclosure property, ESH REIT will be required to pay tax at the highest corporate rate on this income. Foreclosure property generally is defined as property ESH REIT acquires through foreclosure or after a default on a loan secured by the property or a lease of the property and for which an election is in effect.

•	If ESH REIT fails to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which ESH REIT fails the 75% gross income test or (2) the amount by which ESH REIT fails the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect ESH REIT’s profitability.

•	If ESH REIT fails to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset test that does not exceed a statutory de minimis amount as described more fully below, but such failure is due to reasonable cause and not due to willful neglect and ESH REIT nonetheless maintains its REIT qualification because of specified cure provisions, ESH REIT will be required to pay a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets during the period in which ESH REIT failed to satisfy the asset tests.

•	If ESH REIT fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, ESH REIT may retain its REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

•	If ESH REIT fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, ESH REIT will be subject to a 4% excise tax on the excess of the required distribution over the sum of (1) the amounts actually distributed (taking into account excess distributions from prior years), plus (2) retained amounts on which income tax is paid at the corporate level.

•	ESH REIT may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor ESH REIT’s compliance with rules relating to the composition of ESH REIT stockholders, as described below in “—Requirements for Qualification as a REIT.”

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between ESH REIT and any taxable REIT subsidiaries (“TRSs”) ESH REIT may own if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•	If ESH REIT acquires appreciated assets from a corporation which is or has been a regular C corporation in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the regular C corporation, ESH REIT will be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate if, and to the extent, ESH REIT subsequently recognizes gain on a disposition of any such assets during the up to 10-year period following their acquisition from the regular C corporation. The results described in this paragraph assume that the regular C corporation will elect not to be subject to an immediate tax when the asset is acquired by ESH REIT.

•	ESH REIT may elect to retain and pay U.S. federal income tax on its net long-term capital gain. In that case, a holder of Class A common stock or Class B common stock of ESH REIT would include its proportionate share of ESH REIT’s undistributed long-term capital gain (to the extent ESH REIT makes a timely designation of such gain to such stockholder) in its income, would be deemed to have paid the tax that ESH REIT paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in such stockholder’s Class A common stock or Class B common stock of ESH REIT.

Stockholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated.

•	ESH REIT may have subsidiaries or own interests in other lower-tier entities that are C corporations, including TRSs, the earnings of which generally will be subject to U.S. federal corporate income tax.

In addition, ESH REIT may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and foreign income, franchise, property and other taxes. ESH REIT could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or constructively (by virtue of certain attribution provisions of the Code), by five or fewer “individuals,” including certain specified entities (as defined in the Code);

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked;

(8)	that uses a calendar year for U.S. federal income tax purposes;

(9)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year; and

(10)	which meets other tests, and satisfies all of the relevant filing, recordkeeping and other administrative requirements established by the IRS that must be met to elect and maintain REIT qualification described below, including with respect to the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) through (4), and (7) through (9) must be met during the entire taxable year, that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year; and that conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. ESH REIT has outstanding preferred stock with sufficient diversity of ownership to satisfy the requirement described in condition (5) above. ESH REIT believes that its existing base of shareholders provides sufficient diversity of ownership to satisfy the requirement described in condition (6) above. In addition, ESH REIT’s charter provides restrictions regarding the ownership and transfer of shares of our stock, which are intended, among other purposes, to assist ESH REIT in satisfying the share ownership requirements described in conditions (5) and (6) above. For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust. These stock ownership and transfer restrictions are described in “Description of Our Capital Stock—Limits on Ownership of Paired Shares and Restrictions on Transfer.” These restrictions, however, may not ensure that ESH REIT will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If ESH REIT fails to satisfy these share ownership requirements, except as provided in the next paragraph, ESH REIT’s status as a REIT will terminate. See “—Failure to Qualify.”

To monitor compliance with the share ownership requirements, ESH REIT is generally required to maintain records regarding the actual ownership of shares of ESH REIT stock. To do so, ESH REIT must demand written statements each year from the record holders of significant percentages of shares of ESH REIT stock, in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by ESH REIT). A list of those persons failing or refusing to comply with this demand must be maintained as part of ESH REIT’s records. Failure by ESH REIT to comply with these record-keeping requirements could subject ESH REIT to monetary penalties. If ESH REIT satisfies these requirements and ESH REIT does not know and after exercising reasonable diligence would not have known that condition (6) is not satisfied, ESH REIT will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

For purposes of condition (8), ESH REIT has adopted and will continue to have a calendar year end, and thereby satisfy this requirement.

Paired Shares

Section 269B(a)(3) of the Code provides that if a REIT and a non-REIT are “stapled entities,” as such term is defined in Section 269B(c)(2), then the REIT and the non-REIT shall be treated as one entity for purposes of determining whether either entity qualifies as a REIT. The term “stapled entities” means any group of two or more entities if more than 50% in value of the beneficial ownership in each of such entities consists of “stapled interests.” If Section 269B(a)(3) applied to ESH REIT and the Corporation, then ESH REIT would not be able to satisfy the gross income tests (described below) and thus would not be eligible to be taxed as a REIT. ESH REIT believes that ESH REIT and the Corporation should not be “stapled entities” within the meaning of Section 269B(c)(2) of the Code. In November 2013, Duff & Phelps, LLC prepared a valuation indicating that, as of the effective date of the initial public offering, the fair market value of all of the outstanding shares of the Class B common stock of ESH REIT represented less than 50% of the fair market value of all of the outstanding shares of stock of ESH REIT. We have not received an updated valuation regarding the fair market value of the Class B common stock of ESH REIT compared to the total fair market value of all of the outstanding shares of stock of ESH REIT. Nevertheless, we do not believe that anything has occurred since that effective date that would change the relative valuation of the shares. However, valuation is an inherently subjective matter, and the IRS could assert that Section 269B(a)(3) of the Code applies based on its view of the relative value of the classes of stock of ESH REIT so that ESH REIT and the Corporation are “stapled entities.” In that case, ESH REIT would not qualify as a REIT for tax purposes. If ESH REIT failed to qualify as a REIT under this rule and it was not entitled to relief under certain Code provisions, it would be subject to a material tax liability and unable to elect REIT status for the four taxable years following the year during which it ceased to so qualify.

Assuming Section 269B(a)(3) of the Code does not apply to ESH REIT and the Corporation, the IRS could challenge the REIT status of ESH REIT on the basis that ESH REIT and the Corporation should be treated as one entity under general tax principles. Such assertion, if successful, could result in the loss of ESH REIT’s REIT status. If ESH REIT failed to qualify as a REIT under this rule and it was not entitled to relief under certain Code provisions, it would be subject to a material tax liability and unable to elect REIT status for the four taxable years following the year during which it ceased to so qualify. In addition, if ESH REIT and the Corporation were treated as a single entity under the Code, such single entity’s income and assets would fundamentally differ from the type of income and assets required to qualify as a REIT. Thus, even if a relief provision under certain Code provisions were available, the Corporation and ESH REIT would likely need to further restructure their operations and/or ownership structure in order for ESH REIT to qualify as a REIT under the Code, and there is no assurance that any such restructuring could be accomplished. In general, such an assertion would only be upheld if the separate corporate identities of ESH REIT and the Corporation are a sham or unreal. Less than a majority of the Directors of ESH REIT are also Directors of the Corporation. In addition, ESH REIT and the Corporation have represented that they and the entities in which they own a direct or indirect interest will each maintain separate books and records and all material transactions among them have been and will be negotiated and structured with the intention of achieving an arm’s-length result. The IRS could also assert, based on the pairing arrangement, that the Class B common stock of ESH REIT is not freely transferrable. Such assertion, if successful, would result in the loss of ESH REIT’s REIT status. If ESH REIT failed to qualify as a REIT under this rule and it was not entitled to relief under certain Code provisions, it would be subject to a material tax liability and unable to elect REIT status for the four taxable years following the year during which it ceased to so qualify. We intend to take the position that the Class B common stock is freely transferable by virtue of the Paired Shares being freely transferrable and that the holders of the Paired Shares, not the Corporation, should be treated as owning the Class B common stock. Finally, the IRS could also assert that the Corporation should be treated as owning all of the common stock of ESH REIT. If upheld, such an assertion would effectively eliminate the benefit of REIT status for ESH REIT.

Effect of Subsidiary Entities

Ownership of Interests in Partnerships and Limited Liability Companies

In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets based on its pro rata share of capital interests in the partnership, subject to special rules relating to the 10% REIT asset test described below, and to earn its proportionate share of the partnership’s gross income for purposes of the asset and gross income tests applicable to REITs, as described below. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, ESH REIT’s proportionate share of the assets and items of income of partnerships in which it owns an equity interest (including equity interests in any lower tier partnerships) is treated as assets and items of income of ESH REIT for purposes of applying the REIT requirements described below. Consequently, to the extent that ESH REIT directly or indirectly holds a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect ESH REIT’s ability to qualify as a REIT, even though ESH REIT may have no control or only limited influence over the partnership. The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entities that are treated as partnerships for tax purposes.

Ownership of Interests in Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself for purpose of the Code, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two if we do not elect with the subsidiary to treat it as a TRS. Single-member limited liability companies that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with partnerships in which ESH REIT holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.” A qualified REIT subsidiary is not required to pay U.S. federal income tax, and ESH REIT’s ownership of the stock of a qualified REIT subsidiary does not violate the restrictions on ownership of securities of any one issuer which constitute more than 10% of the voting power or value of such issuer’s securities or more than 5% of the value of ESH REIT’s total assets, as described below in “—Asset Tests.”

In the event that a disregarded subsidiary ceases to be wholly owned by ESH REIT (for example, if any equity interest in the subsidiary is acquired by a person other than ESH REIT or another disregarded subsidiary of ESH REIT), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a corporation for U.S. federal income tax purposes. Such an event could, depending on the circumstances, adversely affect ESH REIT’s ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. ESH REIT generally may not own more than 10% of the securities of a corporation, as measured by voting power or value, unless ESH REIT and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, a TRS is subject to U.S. federal corporate income tax on its earnings as regular C corporation, which may reduce the cash flow generated by ESH REIT and its subsidiaries in the aggregate and ESH REIT’s ability to make distributions to ESH REIT stockholders.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as non-qualifying hedging income or inventory sales). A TRS generally may engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT, except that a TRS may not directly or indirectly operate or manage a lodging facility or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging facility is operated. However, an exception permits a TRS to engage an eligible independent contractor to manage a lodging facility. ESH REIT may hold assets in one or more TRSs, subject to the limitation that securities in TRSs may not represent more than 25% of ESH REIT’s total assets. If dividends are paid to ESH REIT by one or more TRSs ESH REIT may own, then a portion of dividends that ESH REIT distributes to stockholders who are taxed at individual rates generally may, at the designation of ESH REIT, be eligible for taxation at preferential tax rates as qualified dividends rather than at ordinary income rates. See “—Taxation of Holders of Paired Shares with Respect to ESH REIT Shares—U.S. Stockholders” and “—Annual Distribution Requirements.”

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, if certain tests regarding the TRS’s debt-to-equity ratio are not satisfied, a TRS may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if, and to the extent that, the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or the TRS, that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. ESH REIT cannot assure you that it will be successful in avoiding this excise tax, if applicable.

From the period after the Acquisition Date and prior to the consummation of the Pre-IPO Transactions, the Operating Lessees (each a TRS) leased the hotel properties from ESH REIT pursuant to operating leases. HVM, an eligible independent contractor (within the meaning of Section 856(d)(9) of the Code), managed the hotel properties pursuant to management agreements with the Operating Lessees. ESH Strategies, an affiliate of ESH REIT, owned the trademarks and licensed their use to the Operating Lessees pursuant to trademark license agreements. Pursuant to the Pre-IPO Transactions, the Corporation acquired the Operating Lessees, ESH Strategies and the operations of HVM, and the Operating Lessees ceased to be TRSs.

Potential Reallocation of Income

ESH REIT, the Corporation and certain of the entities in which they own a direct or indirect interest are controlled by the same interests. As a result, the IRS could, pursuant to Section 482 of the Code, seek to distribute, apportion or allocate gross income, deductions, credits or allowances between or among them if it determines that such distribution, apportionment or allocation is necessary in order to prevent evasion of taxes or to clearly reflect income. It is the policy of ESH REIT and the Corporation to evaluate material intercompany transactions and to attempt to set the terms of such transactions so as to achieve substantially the same result as they believe would have been the case if they were unrelated parties. As a result, ESH REIT and the Corporation believe that (i) all material transactions between them and among them and the entities in which they own a direct or indirect interest have been and will be negotiated and structured with the intention of achieving an arm’s-length result, and (ii) the potential application of Section 482 of the Code should not have a material effect on ESH REIT or the Corporation. Application of Section 482 of the Code depends on whether, as a factual matter, transactions between commonly controlled entities are at arm’s-length. ESH REIT cannot assure you that Section 482 of the Code will not apply to reallocate income between or among ESH REIT, the Corporation or any of their affiliated entities.

In connection with the Pre-IPO Transactions and the initial public offering, ESH REIT and the Corporation reset the rates of rent payable by the Corporation to ESH REIT under the operating leases. The new rates of rent were intended to reflect arm’s length terms. However, transfer pricing is an inherently subjective matter, and the IRS could, under Section 482 of the Code, assert that the rates of rent between the Corporation and ESH REIT do not reflect arm’s length terms. If the IRS were successful in asserting that the rates of rent were not on arm’s length terms ESH REIT could be treated as making constructive distributions to its shareholders, which could be deemed to be impermissible preferential dividends, that could impact ESH REIT’s ability to satisfy the annual distribution requirements and therefore fail to qualify for REIT status.

On February 10, 2014, we received notice that the Company’s principal Operating Lessee will be subject to an audit by the Internal Revenue Service (the “IRS”) with respect to its 2011 taxable year, during which it was a taxable REIT subsidiary of ESH REIT. We note that the IRS has conducted audits of other lodging REITs and their taxable REIT subsidiaries, and in at least three cases has focused on the transfer pricing aspects of the hotel leases between the REIT and its taxable REIT subsidiaries. In two of those cases, the IRS found the terms of the leases not to be on arm’s-length terms and proposed adjustments in connection with the audits. We believe our rent provisions reflect arm’s-length terms. However, there can be no assurances that the IRS will agree, and the outcome of the anticipated audit and its impact on the Company cannot be predicted at this time. If the IRS were able to show that rents ESH REIT charged the principal Operating Lessee were in excess of arm’s-length rents, a 100% tax would apply to the amount of the excess rent.

Gross Income Tests

In order to maintain qualification as a REIT, ESH REIT annually must satisfy two gross income tests. First, at least 75% of ESH REIT’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other shares of REITs, interest income derived from loans secured by real property, and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of ESH REIT’s gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. ESH REIT intends to monitor the amount of its non-qualifying income and manage its portfolio of assets to comply with the gross income tests, but ESH REIT cannot assure you that it will be successful in this effort.

Dividend Income

ESH REIT may receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test but not the 75% gross income test.

Hedging Transactions

ESH REIT may enter into hedging transactions with respect to one or more of its assets or liabilities. Hedging transactions could take a variety of forms, including hedging instruments such as interest rate swap agreements, interest rate cap agreements, swaptions, and options on such contracts, futures contracts, puts and calls, similar financial instruments or other financial instruments that ESH REIT deems appropriate. Except to the extent provided by Treasury Regulations, any income from a hedging transaction ESH REIT enters into (1) in the normal course of ESH REIT’s business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that ESH REIT enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. ESH REIT intends to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT, but there can be no assurances ESH REIT will be successful in this regard.

Rents from Real Property

To the extent that ESH REIT owns real property or interests therein, rents ESH REIT receives qualify as “rents from real property” in satisfying the gross income tests described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under any particular lease, then all of the rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of personal property constitutes real or personal property under the REIT provisions of the Code is subject to both legal and factual considerations and is therefore subject to different interpretations. ESH REIT intends to structure any leases so that the rent payable thereunder will qualify as “rents from real property,” but there can be no assurance ESH REIT will be successful in this regard.

In addition, in order for rents received by ESH REIT to qualify as “rents from real property,” the rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by being based on a fixed percentage or percentages of sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property, if earned directly by ESH REIT. Moreover, for rents received to qualify as “rents from real property,” ESH REIT generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which ESH REIT derives no income or through a TRS. ESH REIT is permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, ESH REIT may directly or indirectly provide non-customary services to tenants of its hotel properties without disqualifying all of the rent from the property if the greater of 150% of ESH REIT’s direct cost in furnishing or rendering the services or the payment for such services does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the related rent.

For periods prior to the Pre-IPO Transactions, ESH REIT depended upon an exception to the related party rent rule for leases of “qualified lodging facilities” to taxable REIT subsidiaries managed by an “eligible independent contractor.” Pursuant to the Pre-IPO Transactions, the Operating Lessees were transferred to the Corporation and the exception to the related party rent rule relied on for periods prior to the Pre-IPO Transactions no longer applies. Following the Pre-IPO Transactions, ESH REIT derives substantially all of its income from the leasing of its hotel properties pursuant to operating leases between itself and certain entities wholly-owned by the Corporation. These leases provide for a fixed payment of base rent plus a percentage rent based on room and other revenues. The percentage rent is determined by calculating fixed percentages of the gross room revenues in excess of certain levels and adding fixed percentages of other types of gross revenues in excess of certain levels.

In order for the rents paid under the operating leases to constitute “rents from real property,” such leases must be respected as true leases for U.S. federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the operating leases are true leases depends upon an analysis of all of the surrounding facts and circumstances. ESH REIT has structured the operating leases, and intends to structure any future leases, so that the leases will be respected as true leases for U.S. federal income tax purposes. ESH REIT believes that the operating leases constitute and will continue to constitute true leases, although there can be no assurance that the IRS would not challenge the characterization of such leases or that the IRS would not prevail in such a challenge. If the operating leases were not respected as true leases for U.S. federal income tax purposes, ESH REIT would not likely be able to satisfy either the 75% or 95% gross income tests and would likely fail to qualify for REIT status.

The percentage rent under the operating leases will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the operating leases are entered into; (ii) are not renegotiated during the term of the leases in a manner that has the effect of basing percentage rent on income or profits; and (iii) conform with normal business practice. More generally, percentage rent will not qualify as “rents from real property” if, considering the operating leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits.

ESH REIT and the Corporation believe that the operating leases conform with normal business practice and the percentage rent will be treated as “rents from real property.” ESH REIT does not intend, with respect to hotel properties that it may directly or indirectly acquire in the future, to charge rent that is based in whole or in part on the net income or profits of any person (except by reason of being based on a fixed percentage of receipts or sales, as described above).

In addition to the foregoing, rental income will qualify as rents from real property only to the extent that ESH REIT does not directly or constructively (by virtue of certain attribution provisions of the Code) own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant. Following the Pre-IPO Transactions, the Corporation is ESH REIT’s only tenant. If ESH REIT were to own, directly or constructively, 10% or more of any tenant, including the Corporation, the tenant would be a related party tenant and the rent paid by the tenant with respect to the leased property would not qualify as rents from real property for purposes of the 75% and 95% tests. The Corporation does not believe that it is a related party tenant of ESH REIT.

Prior to the Pre-IPO Transactions, certain Sponsor-managed funds and investors in the Sponsor-managed funds owned more than 10% of the interests in ESH REIT. As a result, if no action had been taken, under the constructive ownership rules the stock of the Corporation could be attributed to ESH REIT, and the Corporation could be viewed as a related party tenant. In advance of the Pre-IPO Transactions, the Sponsors undertook certain steps intended to reduce the interest of such funds and the direct and indirect investors in the Sponsor-managed funds such that after the Pre-IPO Transactions, ESH REIT will not be considered to own, actually or constructively (by virtue of certain attribution provisions of the Code), stock in the Corporation representing 10% or more (by vote or value) of the Corporation’s outstanding stock. The ownership attribution rules that apply for purposes of the 10% threshold are complex, and it is uncertain as to how they apply in many circumstances, including how they apply to Paired Shares held by current owners. Despite the restructuring, these rules could result in ESH REIT owning, actually or constructively (by virtue of certain attribution provisions of the Code) stock in the Corporation representing 10% or more (by vote or value) of the Corporation’s outstanding stock. In particular, there is no clear guidance as to the application of these constructive ownership rules to partnership allocations in respect of profits interests, including certain profits interests in the direct or indirect owners of Paired Shares, and as a result there can be no assurance that the Corporation’s rental payments to ESH REIT will qualify as “rents from real property,” in which case ESH REIT would fail to qualify for REIT status. In the absence of guidance on this issue, the Fried Frank opinion will take the view that a partner’s profits interest in a partnership is determined based on the maximum amount of partnership profits potentially allocable to such partner on a cumulative basis. If such interpretation is incorrect, the Corporation could be treated as a “related party tenant” of ESH REIT, in which case ESH REIT would fail to qualify for REIT status. Moreover, events beyond our knowledge and control could result in a stockholder, including an investor in the Sponsors, owning 10% or more of the Paired Shares. The ownership attribution rules that apply for purposes of the 10% threshold are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, for instance, the acquisition of less than 10% of the outstanding Paired Shares (or the acquisition of an interest in an entity which owns Paired Shares) by an individual or entity could cause that individual or entity to be treated as owning in excess of 10% of ESH REIT. In addition, a person may be treated as owning 10 percent or more of the value of stock of ESH REIT by virtue of owning an interest in an entity other than a Sponsor-controlled fund that owns an interest in ESH REIT. Although ESH REIT intends to make timely annual demands of certain shareholders of record to disclose the beneficial owners of shares issued in their name, as required by the Treasury Regulations, monitoring actual or constructive ownership of Paired Shares, including by investors in the Sponsors, after the completion of the Pre-IPO Transactions on a continuous basis is not feasible. The charters of the Corporation and ESH REIT contain restrictions on the amount of shares of stock of either entity so that no person can own, actually or constructively (by virtue of certain attribution provisions of the Code), more than 9.8% of the outstanding shares of any class or series of stock of either ESH REIT or the Corporation. The Class A common stock of ESH REIT and the 125 shares of preferred stock of ESH REIT are not subject to the 9.8% ownership limitation under the charter of ESH REIT. However, given the breadth of the Code constructive ownership rules and the fact that it is not possible for ESH REIT and the Corporation to monitor actual and constructive ownership of Paired Shares, there can be no assurances that such restrictions will be effective in preventing any person from actually or constructively acquiring 9.8% or more of the outstanding shares of any class or series of stock of the Corporation. If the Corporation were treated as a “related party tenant” of ESH REIT, ESH REIT would not be able to satisfy either of the two gross income tests applicable to REITs and would fail to qualify for REIT status.

ESH REIT believes that the rent payable under the operating leases will be treated as “rents from real property” for purposes of the 75% and 95% gross income tests. There can, however, be no assurance that the IRS will not successfully assert a contrary position or that there will not be a change in circumstances (such as the entering into of new leases) which would cause a portion of the rent received to fail to qualify as “rents from real property.” If such failure were in sufficient amounts, ESH REIT would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose its REIT status.

Interest Income

For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Fee Income

Any fee income ESH REIT earns will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of ESH REIT’s gross income tests.

Failure to Satisfy the Gross Income Tests

ESH REIT intends to monitor its sources of income, including any non-qualifying income it receives, and manage ESH REIT’s assets so as to ensure its compliance with the gross income tests. ESH cannot assure you, however, that it will be able to satisfy the gross income tests. If ESH REIT fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for the year if it is entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if the failure of ESH REIT to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, ESH REIT sets forth a description of each item of its gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulation. It is not possible to state whether ESH REIT would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving ESH REIT’s failure to satisfy the gross income tests, ESH REIT will not qualify as a REIT. As discussed above under “—Taxation of ESH REIT,” even where these relief provisions apply, ESH REIT will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which ESH REIT fails the 75% gross income test or (2) the amount by which ESH REIT fails the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect ESH REIT’s profitability. However, if ESH REIT’s failure is the result of its income from the leasing of the hotel properties to the Corporation not qualifying for purposes of the gross income test(s), such 100% tax could apply to all or substantially all of ESH REIT’s income because ESH REIT will derive all or substantially all of its income from leasing such hotel properties to the Corporation. In such event, these relief provisions would likely be prohibitively expensive even if such provisions were otherwise available to ESH REIT.

Asset Tests

ESH REIT, at the close of each calendar quarter, must also satisfy four tests relating to the nature of its assets. First, at least 75% of the value of ESH REIT’s total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, certain building improvements, leasehold interests in real property, stock of other corporations that qualify as REITs and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below. Second, the value of any one issuer’s securities owned by ESH REIT may not exceed 5% of the value of its total assets. Third, ESH REIT may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by ESH REIT may not exceed 25% of the value of ESH REIT’s total assets.

The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries. The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including but not limited to any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, for purposes of applying the 10% value test, (a) a REIT’s interest as a partner in a partnership is not considered a security; (b) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (iii) in the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if ESH REIT, and any of its “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, ESH REIT’s interest as a partner in the partnership).

ESH REIT has and will continue to monitor the status of its assets for purposes of the various asset tests and will manage its portfolio and otherwise assure itself that it complies at all times with such tests. Because ESH REIT’s assets will consist primarily of land and improvements thereon, the values of some of its assets may not be susceptible to a precise determination. Although ESH REIT will seek to be prudent in making these estimates, there can be no assurances that the IRS would not disagree with these determinations and assert that a different value is applicable, in which case ESH REIT might not satisfy the 75% asset test and the other asset tests and, thus, ESH REIT could fail to qualify as a REIT.

Failure to Satisfy the Asset Tests

After initially meeting the asset tests at the close of any quarter, ESH REIT will not lose its qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If ESH REIT fails to satisfy the asset tests because it acquires or increases its ownership of assets during a quarter, it can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If ESH REIT fails the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, ESH REIT may dispose of sufficient assets (generally within six months after the last day of the quarter in which its identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of ESH REIT’s assets at the end of the relevant quarter or $10.0 million. If ESH REIT fails any of the other asset tests or its failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, ESH REIT is permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset tests (generally within six months after the last day of the quarter in which ESH REIT’s identification of the failure to satisfy the REIT asset test occurred), and paying a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate of the net income generated by the non-qualifying assets during the period in which ESH REIT failed to satisfy the asset test.

Annual Distribution Requirements

In order to qualify as a REIT, ESH REIT is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to:

(a)	the sum of:

•	90% of ESH REIT’s “REIT taxable income” (computed without regard to ESH REIT’s deduction for dividends paid and ESH REIT’s net capital gains); and

•	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

(b)	the sum of specified items of non-cash income that exceeds a percentage of ESH REIT’s income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by ESH REIT and received by each stockholder on December 31 of the year in which they are declared. In addition, at ESH REIT’s election, a distribution for a taxable year may be declared before ESH REIT timely files its tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to ESH REIT stockholders in the year in which paid, even though the distributions relate to ESH REIT’s prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards ESH REIT’s distribution requirement and to give rise to a tax deduction by ESH REIT, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents.

To the extent that ESH REIT distributes at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, ESH REIT may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In this case, ESH REIT could elect to have its stockholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by ESH REIT. ESH REIT stockholders would then increase the adjusted basis of their stock in ESH REIT by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares. Stockholders that are U.S. corporations would also appropriately adjust their earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated.

If ESH REIT fails to distribute during each calendar year at least the sum of (a) 85% of ESH REIT’s REIT ordinary income for such year, (b) 95% of ESH REIT’s REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, ESH REIT will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which ESH REIT has paid U.S. federal corporate income tax. ESH REIT intends to make timely distributions so that it is not subject to the 4% excise tax.

It is possible that ESH REIT, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash and (b) the inclusion of items in income by ESH REIT for U.S. federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, to use cash reserves, to liquidate non-cash assets at rates or times ESH REIT regards as unfavorable, or to pay dividends in the form of taxable in-kind distributions of property including taxable stock dividends. ESH REIT may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in ESH REIT’s deduction for dividends paid for the earlier year. In this case, ESH REIT may be able to avoid losing its qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, ESH REIT will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

If ESH REIT is unable to meet its debt service obligations, the 2012 Mortgage Loan will prevent ESH REIT from paying cash dividends with respect to its stock. In such case, in order to satisfy the REIT distribution requirements imposed by the Code, ESH REIT may be required to distribute taxable stock dividends to its stockholders in the form of additional shares of its stock. In addition, although it has no current intention to do so, ESH REIT may in the future distribute taxable stock dividends to its stockholders. ESH REIT might distribute additional shares of its Class A common stock, shares of Class B common stock and/or shares of its preferred stock to the Corporation and/or additional shares of its Class B common stock to the holders of its Class B common stock. Taxable stockholders receiving such dividends may be required to include the full amount of the dividend as ordinary income to the extent of ESH REIT’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells its ESH REIT common or preferred shares that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the Paired Shares at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, ESH REIT may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in its common shares.

Prohibited Transactions

Net income a REIT derives from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. ESH REIT intends to conduct its operations so that no asset owned by it or its pass-through subsidiaries will be held as inventory or primarily for sale to customers, and that a sale of any assets owned by ESH REIT directly or through a pass-through subsidiary will not be in the ordinary course of business. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any particular asset in which ESH REIT holds a direct or indirect interest will not be treated as property held as inventory or primarily for sale to customers or that certain safe harbor provisions of the Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular U.S. federal corporate income tax rates.

Tax on Built-In Gains

If ESH REIT acquires appreciated assets from a regular C corporation in a transaction, such as a formation transaction, in which the adjusted tax basis of the assets in ESH REIT’s hands is determined by reference to the adjusted tax basis of the assets in the hands of the regular C corporation (a “carry-over basis transaction”), and if ESH REIT subsequently disposes of any such assets during the up to 10-year period following the acquisition of the assets from the regular C corporation, ESH REIT will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were acquired by ESH REIT over the basis of such assets on such date (such gains, “built-in gains”). However, the built-in gains tax will not apply if the regular C corporation elects to be subject to an immediate tax when the asset is acquired by ESH REIT. In connection with the formation transactions, ESH REIT does not expect that any such regular C corporation will make such an election. ESH REIT does not expect any tax payable by ESH REIT that is attributable to built-in gains to be material.

Failure to Qualify

In the event that ESH REIT violates a provision of the Code that would result in its failure to qualify as a REIT, ESH REIT may nevertheless continue to qualify as a REIT under specified relief provisions available to it to avoid such disqualification if (1) the violation is due to reasonable cause and not due to willful neglect, (2) ESH REIT pays a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to ESH REIT’s disqualification as a REIT for violations due to reasonable cause. If ESH REIT fails to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, it would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. ESH REIT may also be subject to U.S. state and local taxes if it fails to qualify as a REIT. Distributions to ESH REIT stockholders in any year in which ESH REIT is not a REIT will not be deductible by ESH REIT, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Code, under current law distributions to ESH REIT stockholders will generally be taxable as ordinary dividends paid by a regular C corporation. Such dividends paid to stockholders who are individual U.S. stockholders (as defined below) would be qualified dividend income, currently taxed at preferential rates, and dividends paid to corporate U.S. stockholders may be eligible for the dividends received deduction. Unless ESH REIT is entitled to relief under the specific statutory provisions, it will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, ESH REIT will be entitled to statutory relief.

Taxation of the Corporation

The Corporation is subject to U.S. federal income tax on its taxable income. The Corporation will be taxable on the dividends it receives from ESH REIT and will not be entitled to a dividends-received deduction with respect to such dividends.

Taxation of Holders of Paired Shares with Respect to ESH REIT Shares

U.S. Stockholders

This section summarizes the taxation of U.S. persons who hold Paired Shares and are not tax-exempt organizations (each a “U.S. stockholder”) with respect to ownership of Class B common stock of ESH REIT. For U.S. federal income tax purposes, a U.S. person is:

•	a citizen or an individual resident of the United States;

•	a corporation (or other entity or arrangement taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust which (1) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Class B common stock of ESH REIT, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Class B common stock of ESH REIT should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of shares of Class B common stock of ESH REIT by the partnership.

Distributions from ESH REIT

Provided that ESH REIT qualifies as a REIT, distributions made to ESH REIT’s taxable U.S. stockholders out of ESH REIT’s current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income. In determining the extent to which a distribution with respect to common stock of ESH REIT constitutes a dividend for U.S. federal income tax purposes, ESH REIT’s earnings and profits will be allocated first to distributions with respect to ESH REIT preferred stock, if any, and then to ESH REIT Class B common stock and Class A common stock. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. stockholders who receive dividends from taxable regular C corporations. Dividends from REITs received by corporate U.S. stockholders are not eligible for the dividends received deduction. With limited exceptions, dividends received by individual U.S. stockholders from ESH REIT that are not designated as capital gain dividends will continue to be taxed at rates applicable to ordinary income.

Distributions from ESH REIT that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed the actual net capital gain of ESH REIT for the taxable year, without regard to the period for which the U.S. stockholder has held its stock. To the extent that ESH REIT elects under the applicable provisions of the Code to retain its net capital gains, U.S. stockholders will, at the designation of ESH REIT, be treated as having received, for U.S. federal income tax purposes, ESH REIT’s undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by ESH REIT on such retained capital gains. U.S. stockholders will increase their adjusted tax basis in their shares of Class B common stock of ESH REIT by the difference between their allocable share of such retained capital gain and their share of the tax paid by ESH REIT. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at preferential rates in the case of U.S. stockholders who are individuals. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for U.S. stockholders who are individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of ESH REIT’s current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted tax basis in the U.S. stockholder’s shares of the Class B common stock of ESH REIT in respect of which the distributions were made, but rather will reduce the adjusted tax basis in these shares. To the extent that such distributions exceed the adjusted tax basis in a U.S. stockholder’s shares of Class B common stock of ESH REIT, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by ESH REIT in October, November or December of any year and payable to a U.S. stockholder of record on a specified date in any such month will be treated as both paid by ESH REIT and received by the U.S. stockholder on December 31 of such year, provided that the dividend is actually paid by ESH REIT before the end of January of the following calendar year.

With respect to U.S. stockholders who are taxed as individuals, ESH REIT may elect to designate a portion of its distributions paid to such U.S. stockholders as “qualified dividend income.” A portion of a distribution is properly designated as qualified dividend income, currently taxed at preferential rates, provided that the U.S. stockholder has held the shares of Class B common stock of ESH REIT with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such common stock became ex-dividend with respect to the relevant distribution. The maximum amount of ESH REIT distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(a)	the qualified dividend income received by ESH REIT during such taxable year from regular C corporations (including any TRS in which ESH REIT may own an interest);

(b)	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by ESH REIT with respect to such undistributed REIT taxable income; and

(c)	the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a regular C corporation over the U.S. federal income tax paid by ESH REIT with respect to such built-in gain.

Generally, dividends that ESH REIT receives will be treated as qualified dividend income for purposes of (a) above if the dividends are received from a regular domestic C corporation (other than a REIT or a RIC), any TRS ESH REIT may form, or a “qualified foreign corporation” and specified holding period requirements and other requirements are met.

To the extent that ESH REIT has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of ESH REIT” and “—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any distributions that are actually made by ESH REIT, which are generally subject to tax in the hands of U.S. stockholders to the extent that ESH REIT has current or accumulated earnings and profits.

Dispositions of Shares of Class B Common Stock of ESH REIT

In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of shares of Class B common stock of ESH REIT in an amount equal to the difference between (1) the sum of the fair market value of any property and the amount of cash received in such disposition and (2) the U.S. stockholder’s aggregate adjusted tax basis in its shares of Class B common stock of ESH REIT at the time of the disposition. In general, a U.S. stockholder’s adjusted tax basis in its shares of Class B common stock of ESH REIT will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on it and reduced by returns of capital. In general, capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of their shares of Class B common stock of ESH REIT will be subject to tax at preferential rates, if the shares of Class B common stock of ESH REIT are held for more than 12 months, and will be taxed at ordinary income rates if shares of Class B common stock of ESH REIT are held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at the same rates as apply to ordinary income, whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of capital gain realized by a non-corporate holder on the sale of REIT stock or depositary shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.”

Holders are advised to consult with their tax advisors with respect to their capital gain tax liability. Capital losses recognized by a U.S. stockholder upon the disposition of shares of Class B common stock of ESH REIT held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of Class B common stock of ESH REIT by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from ESH REIT that were required to be treated by the U.S. stockholder as long-term capital gain.

Passive Activity Losses and Investment Interest Limitations

Distributions made by ESH REIT in respect of, and gain arising from the sale or exchange by a U.S. stockholder of shares of Class B common stock of ESH REIT will generally not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any “passive losses” against income or gain relating to shares of Class B common stock of ESH REIT. Distributions made by ESH REIT, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

Medicare Tax on Unearned Income

Certain U.S. stockholders that are individuals, estates or trusts must pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of shares of Class B common stock of ESH REIT.

Tax-Exempt U.S. Stockholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. stockholder has not held shares of Class B common stock of ESH REIT as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), (2) shares of Class B common stock of ESH REIT are not otherwise used in an unrelated trade or business and (3) ESH REIT does not hold an asset that gives rise to “excess inclusion income” within the meaning of the Code, distributions from ESH REIT and income from the sale of shares of Class B common stock of ESH REIT generally should not give rise to UBTI to a tax-exempt U.S. stockholder.

Tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from ESH REIT as UBTI, unless they are able to properly exclude certain amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in shares of Class B common stock of ESH REIT. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of owning shares of Class B common stock of ESH REIT.

Non-U.S. Stockholders

The term “non-U.S. stockholder” means a holder of shares of Class B common stock of ESH REIT that is not a U.S. stockholder or a partnership (or entity treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on Paired Shares with respect to the purchase, ownership and sale of shares of Class B common stock of ESH REIT, including any reporting requirements.

Distributions from ESH REIT

A non-U.S. stockholder that receives a distribution from ESH REIT that is not attributable to gain from our sale or exchange of a “United States real property interest,” or USRPI, as defined below, and that ESH REIT does not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that ESH REIT pays such distributions out of its respective current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of any such distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business (conducted through a U.S. permanent establishment, where applicable), the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. Except with respect to certain distributions attributable to the sale of USRPIs described below, we plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN with us evidencing eligibility for that reduced rate; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. stockholder will not incur tax on a distribution in excess of ESH REIT’s current and accumulated earnings and profits if the excess portion of such distribution does not exceed the non-U.S. stockholder’s adjusted basis in its shares of Class B common stock of ESH REIT. Instead, the excess portion of such distribution will reduce the non-U.S. shareholder’s adjusted basis in its shares of Class B common stock of ESH REIT. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both ESH REIT’s current and accumulated earnings and profits and the adjusted basis in its shares of Class B common stock of ESH REIT, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its shares, as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed ESH REIT’s current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded ESH REIT’s current and accumulated earnings and profits. Assuming that ESH REIT is a United States real property holding corporation (a “USRPHC”) (see “—Dispositions of Shares of Class B Common Stock of ESH REIT”) we must withhold 10% of any distribution that exceeds ESH REIT’s current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which ESH REIT qualifies as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from the sale or exchange of a USRPI under the Foreign Investment in Real Property Act of 1980, or FIRPTA. A USRPI includes certain interests in real property and stock in certain corporations at least 50% of whose assets consist of USRPIs. Under FIRPTA, a non-U.S. stockholder is taxed on REIT distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. trade or business of the non-U.S. stockholder, in which case they would also be required to file U.S. tax returns with respect to such gains. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. ESH REIT would be required to withhold 35% of any distribution that it could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount ESH REIT withholds.

However, if Class B common stock of ESH REIT is regularly traded on an established securities market located in the United States, capital gain distributions on Class B Shares that are attributable to the gain from sales or exchanges of real property interests by ESH REIT will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as the non-U.S. stockholder did not own more than 5% of the shares of Class B common stock of ESH REIT (actually or constructively) at any time during the one-year period preceding the distribution. As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions from ESH REIT in the same manner as they are subject to withholding tax on ordinary dividends. While there is no direct authority addressing whether a component of a paired interest will be considered to be traded on an established securities market by virtue of the paired interest being considered to be traded on an established securities market, we intend to take the position that the Class B common stock of ESH REIT will be regularly traded on an established securities market in the United States following this offering. If the Paired Shares are not regularly traded on an established securities market in the United States or the non-U.S. stockholder owned more than 5% of the shares of Class B common stock of ESH REIT at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to ESH REIT’s sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph. Moreover, if a non-U.S. stockholder disposes of the Paired Shares during the 30-day period preceding the a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire the shares within 61 days of the first day of the 30-day period described above, and any portion of such ESH REIT dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Although the law is not clear on the matter, it appears that amounts ESH REIT designates as retained capital gains in respect of the shares of Class B common stock of ESH REIT generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by ESH REIT of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its U.S. federal income tax liability resulting therefrom its proportionate share of the tax paid by ESH REIT on such retained capital gains, and to receive from the IRS a refund to the extent of the non-U.S. stockholder’s proportionate share of such tax paid by ESH REIT exceeds its actual U.S. federal income tax liability, provided that the non-U.S. stockholder furnishes required information to the IRS on a timely basis.

Dispositions of Shares of Class B Common Stock of ESH REIT

Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of shares of Class B common stock of ESH REIT if ESH REIT is a USRPHC during a specified testing period. If at least 50% of a U.S. corporation’s assets are USRPIs, then the U.S. corporation will be a USRPHC. ESH REIT anticipates that it will be a USRPHC based on the composition of its assets. However, even if ESH REIT is a USRPHC, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain attributable to the sale of shares of Class B common stock of ESH REIT if ESH REIT is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders. We intend to take the position that ESH REIT is a domestically controlled REIT under the Code. However, there can be no assurance that the IRS will not challenge this treatment of that a court would not sustain such a challenge. Regardless of whether ESH REIT qualifies as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells shares of Class B common stock of ESH REIT, an additional exception to the tax under FIRPTA may be available if shares of Class B common stock of ESH REIT are regularly traded on an established securities market. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if:

•	shares of Class B common stock of ESH REIT are treated as being regularly traded under applicable Treasury Regulations on an established securities market; and

•	the non-U.S. stockholder owned, actually or constructively, 5% or less of shares of Class B common stock of ESH REIT at all times during a specified testing period.

As noted above, we intend to take the position that shares of Class B common stock of ESH REIT will be regularly traded on an established securities market following this offering.

If the gain on the sale of shares of Class B common stock of ESH REIT were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Information Reporting Requirements and Withholding

ESH REIT will report to holders of shares of Class B common stock of ESH REIT and to the IRS the amount of distributions paid each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the applicable rate (currently 28%) with respect to distributions unless the holder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders are urged consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Taxation of Holders of Paired Shares with Respect to Shares of Common Stock of the Corporation

U.S. Stockholders

This section summarizes the taxation of U.S. persons who hold Paired Shares that are not tax-exempt organizations (each a “U.S. stockholder” as defined above) with respect to ownership of shares of common stock of the Corporation.

Distributions from the Corporation

Distributions from the Corporation up to the amount of the Corporation’s current or accumulated earnings and profits will constitute dividends and be taken into account by U.S. stockholder as ordinary income.

Dividends paid to a noncorporate U.S. stockholder by the Corporation that constitute qualified dividend income will be taxable to the shareholder at the preferential rates applicable to long-term capital gains provided that the shareholder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid to corporate U.S. stockholders may be eligible for the dividends received deduction. Distributions in excess of the Corporation’s current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted basis in the U.S. stockholder’s shares of common stock of the Corporation, but rather will reduce the adjusted basis in such shares of common stock of the Corporation. To the extent that such distributions exceed the adjusted basis in a U.S. stockholder’s shares of common stock of the Corporation they will be included in a U.S. stockholder’s income as long-term capital gain (or short-term capital gain if the stock has been held for one year or less).

Dispositions of Shares of Common Stock of the Corporation

In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of shares of common stock of the Corporation in an amount equal to the difference between (1) the sum of the fair market value of any property and the amount of cash received in such disposition and (2) the U.S. stockholder’s aggregate adjusted tax basis in shares of common stock of the Corporation at the time of the disposition. In general, a U.S. stockholder’s adjusted tax basis in its shares of common stock of the Corporation will equal the U.S. stockholder’s acquisition cost reduced by returns of capital. In general, capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of shares of Corporation stock will be subject to U.S. federal income tax at preferential rates, if the Corporation stock is held for more than 12 months, and will be taxed at ordinary income rates if Corporation stock is held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at the same rates that apply to ordinary income, whether or not classified as long-term capital gains.

Holders are advised to consult with their tax advisors with respect to their capital gain tax liability. Capital losses recognized by a U.S. stockholder upon the disposition of Corporation stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year).

Medicare Tax on Unearned Income

Certain U.S. stockholders that are individuals, estates or trusts must pay an additional 3.8% tax on, among other things, dividends on, and capital gains from, the sale or other disposition of stock. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of shares of common stock of the Corporation.

Tax-Exempt U.S. Stockholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. Provided that (1) a tax-exempt U.S. stockholder has not held shares of common stock of the Corporation as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (2) shares of common stock of the Corporation are not otherwise used in an unrelated trade or business, distributions from the Corporation and income from the sale of Corporation stock generally should not give rise to UBTI to a tax-exempt U.S. stockholder.

Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of owning shares of common stock of the Corporation.

Non-U.S. Stockholders

The term “non-U.S. stockholder” means a holder of shares of common stock of the Corporation that is not a U.S. stockholder or a partnership (or entity treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on the purchase, ownership and sale of shares of common stock of the Corporation, including any reporting requirements.

Distributions from the Corporation

A non-U.S. stockholder that receives a distribution from the Corporation will recognize ordinary income to the extent that the Corporation pays such distribution out of its current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of any such distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business (conducted through a U.S. permanent establishment, where applicable), the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN with us evidencing eligibility for that reduced rate; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. stockholder will not incur tax on a distribution in excess of the Corporation’s current and accumulated earnings and profits if the excess portion of such distribution does not exceed the non-U.S. stockholder’s adjusted basis in its shares of common stock of the Corporation. Instead, the excess portion of such distribution will reduce the non-U.S. shareholder’s adjusted basis in its shares of common stock of the Corporation. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both the Corporation’s current and accumulated earnings and profits and the adjusted basis in its shares of common stock of the Corporation, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its shares, as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed the Corporation’s current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded the Corporation’s current and accumulated earnings and profits. Assuming that the Corporation is a USRPHC (see “—Dispositions of Shares of Common Stock of the Corporation”) we must withhold 10% of any distribution that exceeds the Corporation’s current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

Dispositions of Shares of Common Stock of the Corporation

Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of shares of common stock of the Corporation if the Corporation is a USRPHC during a specified testing period. If at least 50% of a U.S. corporation’s assets are USRPIs, then the U.S. corporation will be a USRPHC. Assuming ESH REIT is a USRPHC, the Corporation anticipates that it will be a USRPHC as a result of holding 100% of the Class A Shares of ESH REIT. If the common stock of the Corporation is regularly traded on an established securities market, an exception to the tax under FIRPTA may be available. Under this exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if:

•	common stock of the Corporation is treated as being regularly traded under applicable Treasury Regulations on an established securities market; and

•	the non-U.S. stockholder owned, actually or constructively, 5% or less of shares of common stock of the Corporation at all times during a specified testing period.

While there is no direct authority addressing whether a component of a paired interest will be considered to be traded on an established securities market by virtue of the paired interest being considered to be traded on an established securities market, we intend to take the position that the common stock of the Corporation will be regularly traded on an established securities market in the United States following this offering.

If the gain on the sale of shares of common stock of the Corporation were taxed under FIRPTA, in whole or in part, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Information Reporting Requirements and Withholding

Distributions paid by the Corporation may be subject to information reporting and withholding. See the section above entitled “Taxation of Holders of Paired Shares with Respect to ESH REIT Shares—Non-U.S. Stockholders—Information Reporting Requirements and Withholding” for a discussion of these rules.

Additional Considerations for Holders of Paired Shares

Foreign Accounts

Withholding taxes may be imposed on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities under certain circumstances. More specifically, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders (as defined above) who own Paired Shares through foreign accounts or foreign intermediaries and to certain non-U.S. stockholders. The 30% withholding tax, pursuant to Treasury Regulations and IRS guidance, is generally imposed on payments occurring after June 30, 2014 with respect to dividends, and after December 31, 2016, with respect to gross proceeds from the sale or other disposition of, Paired Shares paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity that is not a financial institution either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury Department requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Prospective investors should consult their tax advisors regarding this legislation.

State, Local and Foreign Taxes

ESH REIT, the Corporation and holders of Paired Shares may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or foreign tax treatment of ESH REIT, the Corporation and holders of Paired Shares may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes incurred by ESH REIT would not pass through to holders of Paired Shares as a credit against their U.S. federal income tax liability. Prospective stockholders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in Paired Shares.

Legislative or Other Actions Affecting REITs

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation, or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. ESH REIT and holders of Class B common stock could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation, which could effectively eliminate our structure, and in turn, adversely affect the market price of the Paired Shares.

UNDERWRITING

The selling shareholders are offering the Paired Shares described in this prospectus through a number of underwriters. Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. The selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of Paired Shares listed next to its name in the following table:

Name	Number of Paired Shares
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC

Total	21,000,000

The underwriters are committed to purchase all the Paired Shares offered by the selling shareholders if they purchase any Paired Shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Paired Shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell Paired Shares to certain other brokers or dealers at a discount of up to $         per share from the public offering price. After the public offering of the Paired Shares, the offering price and other selling terms may be changed by the underwriters. Sales of Paired Shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 3,150,000 additional Paired Shares from the selling shareholders to cover sales of Paired Shares by the underwriters which exceed the number of Paired Shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional Paired Shares. If any Paired Shares are purchased with this option to purchase additional Paired Shares, the underwriters will purchase Paired Shares in approximately the same proportion as shown in the table above. If any additional Paired Shares are purchased, the underwriters will offer the additional Paired Shares on the same terms as those on which the Paired Shares are being offered.

The underwriting fee is equal to the public offering price per Paired Share less the amount paid by the underwriters to the selling shareholders per Paired Share. The underwriting fee is $         per share. The following table shows the per Paired Share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional Paired Shares. The offering of the Paired Shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $         million.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of Paired Shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any Paired Shares or equity interests of the Corporation or ESH REIT or securities convertible into or exchangeable or exercisable for any Paired Shares or equity interests of the Corporation or ESH REIT, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Paired Shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of Paired Shares or such other securities, in cash or otherwise), in each case without the prior written consent of                      for a period of 90 days after the date of this prospectus, subject to certain exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to the company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and certain of our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities for a period of 90 days after the date of this prospectus, may not, without the prior written consent of                     , (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Paired Shares or equity interests of the Corporation or ESH REIT or any securities convertible into or exercisable or exchangeable for our Paired Shares or equity interests of the Corporation or ESH REIT (including, without limitation, Paired Shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Paired Shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Paired Shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any Paired Shares or any security convertible into or exercisable or exchangeable for Paired Shares, subject to certain exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to the company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The Paired Shares are listed on the NYSE under the symbol “STAY.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling Paired Shares in the open market for the purpose of preventing or retarding a decline in the market price of the Paired Shares while this offering is in progress. These stabilizing transactions may include making short sales of the Paired Shares, which involves the sale by the underwriters of a greater number of Paired Shares than they are required to purchase in this offering, and purchasing Paired Shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing Paired Shares in the open market. In making this determination, the underwriters will consider, among other things, the price of Paired Shares available for purchase in the open market compared to the price at which the underwriters may purchase Paired Shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Paired Shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase Paired Shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Paired Shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchases Paired Shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those Paired Shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Paired Shares or preventing or retarding a decline in the market price of the Paired Shares, and, as a result, the price of the Paired Shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Paired Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each Initial Purchaser has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Paired Shares may not be circulated or distributed, nor may the Paired Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Paired Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The Paired Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Paired Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Paired Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Certain of the underwriters and their affiliates have provided in the past to us, the Sponsors and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us, the Sponsors and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, affiliates of Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC are part of a syndicate of lenders who have entered into agreements with certain of our subsidiaries providing for mortgage and mezzanine loans. Affiliates of Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC are also lenders and syndication or administrative agents under the Corporation revolving credit facility and ESH REIT revolving credit facility, for which affiliates of Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC acted as joint lead arrangers and bookrunners. In addition, affiliates of Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as joint lead arrangers, joint bookrunners and joint syndication agents, and Goldman, Sachs & Co. is the administrative agent, for ESH REIT’s proposed Term Loan.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of their customers, and hold on behalf of themselves or their customers, long or short positions in our securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of the Paired Shares offered by this prospectus and certain U.S. federal income tax matters will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is acting as counsel to the underwriters.

EXPERTS

The consolidated and combined financial statements of Extended Stay America, Inc. and subsidiaries and the related financial statement schedule, incorporated by reference in this prospectus from the combined annual report on Form 10-K of Extended Stay America, Inc. and ESH Hospitality, Inc. for the year ended December 31, 2013, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference.

The consolidated financial statements of ESH Hospitality Inc. and subsidiaries and the related financial statement schedule, incorporated by reference in this prospectus from the combined annual report on Form 10-K of Extended Stay America, Inc. and ESH Hospitality, Inc. for the year ended December 31, 2013, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference.

Such financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have separately filed with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following information or documents that we have filed with the SEC:

•	our combined annual report on Form 10-K for the year ended December 31, 2013;

•	portions of the Extended Stay America, Inc. proxy statement and ESH Hospitality, Inc. proxy statement, each filed on April 15, 2014, which are incorporated by reference into our combined annual report on Form 10-K for the year ended December 31, 2013;

•	our combined quarterly report on Form 10-Q for the three months ended March 31, 2014; and

•	our current reports on Form 8-K filed with the SEC on February 26, 2014, May 7, 2014, May 13, 2014, May 22, 2014 and June 10, 2014.

Any statement contained in any document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Extended Stay America, Inc.

11525 N. Community House Road, Suite 100

Charlotte, North Carolina 28277

Attention: Secretary

Telephone: (980) 345-1600

WHERE YOU CAN FIND MORE INFORMATION

The issuers have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Paired Shares. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to the issuers and the Paired Shares, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

The issuers are subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, jointly file periodic reports, proxy statements and other information with the SEC. The issuers file combined annual, quarterly and current reports and other information with the SEC. The issuers’ filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Those filings are also available free of charge on our website under the heading “Investor Relations” at www.extendedstayamerica.com. The information contained on our corporate website or any other website that we may maintain, as well as future filings with the SEC, are not and will not be part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document the issuers file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

21,000,000 Paired Shares

Extended Stay America, Inc.

ESH Hospitality, Inc.

Deutsche Bank Securities

Goldman, Sachs & Co.

J.P. Morgan

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the registrants in connection with the sale of the Paired Shares being registered pursuant to this registration statement. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

SEC registration fee		$68,836
FINRA filing fee		$80,666
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The charters and bylaws of the Corporation and ESH REIT provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

The bylaws of the Corporation and ESH REIT provide that the Corporation and ESH REIT, as the case may be, must indemnify and advance expenses to the Corporation’s and ESH REIT’s directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, any provision of the Corporation’s and ESH REIT’s charters, the Corporation’s and ESH REIT’s bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, the Corporation and ESH REIT shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by Corporation’s or ESH REIT’s board of directors, as the case may be, pursuant to the applicable procedure outlined in the Corporation’s or ESH REIT’s bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the Corporation’s or ESH REIT’s board of directors, as the case may be, at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Corporation and ESH REIT maintain standard policies of insurance that provide coverage (1) to the Corporation’s and ESH REIT’s directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that the Corporation or ESH REIT may make to such directors and officers.

The underwriting agreement to be entered into in connection with this offering will provide for indemnification by the underwriters of the Corporation and ESH REIT and the Corporation’s and ESH REIT’s officers and directors, and by the Corporation and ESH REIT of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

The Corporation and ESH REIT have entered into indemnification agreements with their directors and executive officers.

Item 15. Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, the registrants have not sold their securities without registration under the Securities Act of 1933, as amended (the “Securities Act”) except as described below.

On January 3, 2011, ESH REIT sold 125 units of its Preferred Units, no par value per unit (or the Preferred Units), for $1,000 per unit to a select group of investors who are “accredited investors” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The Preferred Units were sold through H&L Equities, LLC or such other registered broker-dealers as selected by REIT Funding, LLC. In exchange for providing such services, we paid a fee of $38,000 to REIT Funding, LLC (and agreed to reimburse REIT Funding, LLC for certain expenses). From this fee, REIT Funding, LLC was responsible for paying the brokerage or placement fees of $6,250 and advisory fees.

On November 6, 2013, the Corporation issued 100 shares of common stock to Holdings and the holders of the ownership interests of ESH REIT’s predecessor, ESH Hospitality LLC, for consideration of $100. The issuance of these shares of common stock was made pursuant to an exemption provided by Section 4(a)(2) of the Securities Act. At the time of the issuance of such shares, the Corporation was owned and controlled by employees of the Sponsors.

On November 11, 2013, ESH REIT issued 39,706,944 shares of Class A common stock to the Corporation in consideration of a note issued to ESH REIT by the Corporation in the principal amount of $357,314,750.50. On November 18, 2013, the Corporation paid to ESH REIT $357,586,999.53, including $272,249.03 of accrued interest, in satisfaction of the note described in the preceding sentence. The issuance of these shares of Class A common stock was made pursuant to an exemption provided by Section 4(a)(2) of the Securities Act. At the time of issuance of such shares, the Corporation and ESH REIT were commonly controlled and owned.

On November 12, 2013, the Corporation issued 172,199,900 shares of common stock to its existing shareholders in consideration of the shareholders’ contribution to the Corporation of 210,466,667 shares of Class A common stock of ESH REIT. The issuance of these shares of common stock was made pursuant to an exemption provided by Section 4(a)(2) of the Securities Act. All of the recipients of the shares were existing shareholders of the Corporation.

Also on November 12, 2013, ESH REIT issued 122,222 shares of Class A common stock to the Corporation in consideration of a note issued to ESH REIT in the principal amount of $1,099,851.03. On November 18, 2013, the Corporation paid to ESH REIT $1,100,569.33, including $718.30 of accrued interest, in satisfaction of the note described in the preceding sentence. The issuance of these shares of Class A common stock was made pursuant to an exemption provided by Section 4(a)(2) of the Securities Act. At the time of issuance of such shares, the Corporation and ESH REIT were commonly controlled and owned.

Item 16. Exhibits.

Exhibit Number	Description

1.1+	Form of Underwriting Agreement

2.1	Debtors’ Fifth Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as amended (filed as Exhibit 2.1 to the Registrants’ Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

3.1	Amended and Restated Certification of Incorporation of Extended Stay America, Inc. (filed as Exhibit 3.1 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

3.2	Amended and Restated Bylaws of Extended Stay America, Inc. (filed as Exhibit 3.2 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

3.3	Amended and Restated Certificate of Incorporation of ESH Hospitality, Inc. (filed as Exhibit 3.3 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

3.4	Bylaws of ESH Hospitality, Inc. (filed as Exhibit 3.4 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

4.1	Specimen Stock Certificate of Extended Stay America, Inc. (filed as Exhibit 4.1 to the Registrants’ Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

4.1.1	Specimen Stock Certificate of ESH Hospitality, Inc. (filed as Exhibit 4.1.1 to the Registrants’ Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

4.2	Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsor Shareholders (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

4.3	Registration Rights Agreement, among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

4.4	Pairing Agreement between Extended Stay America, Inc. and ESH Hospitality, Inc., dated November 12, 2013 (filed as Exhibit 4.3 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

5.1*	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.

8.1+	Tax Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.

10.1	Management Agreement, between ESA P Portfolio Operating Lessee LLC and ESA Management, LLC, dated November 11, 2013 (filed as Exhibit 10.3 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

10.2	Management Agreement, between ESA 2007 Operating Lessee LLC and ESA Management, LLC, dated November 11, 2013 (filed as Exhibit 10.4 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

10.3	Management Agreement, between ESA Canada Operating Lessee LLC and HVM Canada Hotel Management ULC, dated November 11, 2013 (filed as Exhibit 10.5 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

10.4	Management Agreement, between ESA LVP Operating Lessee LLC and ESA Management, LLC, dated December 31, 2013 (filed as Exhibit 10.4 to the Registrants’ Current Report on Form 10-K (File No. 001-36190) filed March 20, 2014, and incorporated herein by reference).

10.5	Trademark License Agreement, dated as of October 8, 2010, by and between ESH Strategies Branding LLC and ESA P Portfolio Operating Lessee Inc. (filed as Exhibit 10.4 to the Registrants’ Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.5.1	First Amendment to Trademark License Agreement, dated as of November 30, 2012, by and between ESH Strategies Branding LLC and ESA P Portfolio Operating Lessee Inc. (filed as Exhibit 10.4.1 to the Registrants’ Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.5.2	Second Amendment to Trademark License Agreement, dated as of December 13, 2012, by and between ESH Strategies Branding LLC and ESA P Portfolio Operating Lessee Inc. (filed as Exhibit 10.4.2 to the Registrants’ Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.6	Trademark License Agreement, dated as of October 8, 2010, by and between ESH Strategies Branding LLC and ESA 2007 Operating Lessee Inc. (filed as Exhibit 10.5 to the Registrants’ Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.7	Trademark License Agreement, dated as of December 31, 2013, by and between ESH Strategies Branding LLC and ESA LVP Operating Lessee (filed as Exhibit 10.7 to the Registrants’ Current Report on Form 10-K (File No. 001-36190) filed March 20, 2014, and incorporated herein by reference).

10.8	Trademark License Agreement, dated as of October 8, 2010, by and between ESH Strategies Branding LLC and ESA Canada Operating Lessee Inc. (filed as Exhibit 10.7 to the Registrants’ Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.8.1	First Amendment to Trademark License Agreement, dated as of November 30, 2012, by and between ESH Strategies Branding LLC and ESA Canada Operating Lessee Inc. (filed as Exhibit 10.7.1 to the Registrants’ Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.9	Loan Agreement, dated as of November 30, 2012, by and among ESA P Portfolio LLC, ESA P Portfolio MD Borrower LLC, ESA Canada Properties Borrower LLC and ESH/TN Properties LLC, as Borrowers, and ESA P Portfolio MD Trust, as Maryland Owner, ESA Canada Administrator LLC, as Signatory Trustee, ESA Canada Properties Trust, as Canadian Trust, ESA P Portfolio Operating Lessee Inc. and ESA Canada Operating Lessee Inc., collectively, as Operating Lessee, New ESA Canada Operating Lessee LLC and New ESA P Portfolio Operating Lessee LLC, collectively, as Operating Lessee Holdco, and JPMorgan Chase Bank, National Association, German American Capital Corporation, Citigroup Global Markets Realty Corp, Bank of America, N.A. and Goldman Sachs Mortgage Company, collectively, as Lender (filed as Exhibit 10.8 to the Registrants’ Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.9.1	First Amendment to Loan Agreement, dated as of January 31, 2013, by and among ESA P Portfolio LLC, ESA P Portfolio MD Borrower LLC, ESA Canada Properties Borrower LLC and ESH/TN Properties LLC, as Borrowers, and ESA P Portfolio MD Trust, as Maryland Owner, ESA Canada Administrator LLC, as Signatory Trustee, ESA Canada Properties Trust, as Canadian Trust, ESA P Portfolio Operating Lessee Inc. and ESA Canada Operating Lessee Inc., collectively, as Operating Lessee, New ESA Canada Operating Lessee LLC and New ESA P Portfolio Operating Lessee LLC, collectively, as Operating Lessee Holdco, and JPMorgan Chase Bank, National Association, German American Capital Corporation, Citigroup Global Markets Realty Corp, Bank of America, N.A. and Goldman Sachs Mortgage Company, collectively, as Lender (filed as Exhibit 10.9.1 to the Registrants’ Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.10	Mezzanine A Loan Agreement, dated as of November 30, 2012, by and among ESH Mezzanine A LLC, ESH Mezzanine A-2 LLC, ESH Canada Mezzanine A LLC and ESH Canada Mezzanine A-2 LLC, collectively, as Borrower, and JPMorgan Chase Bank, National Association, German American Capital Corporation, Citigroup Global Markets Realty Corp, Bank of America, N.A. and Goldman Sachs Mortgage Company, collectively, as Lender (filed as Exhibit 10.10 to the Registrants’ Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.11	Mezzanine B Loan Agreement, dated as of November 30, 2012, by and among ESH Mezzanine B LLC, ESH Mezzanine B-2 LLC, ESH Canada Mezzanine B LLC and ESH Canada Mezzanine B-2 LLC, collectively, as Borrower, and JPMorgan Chase Bank, National Association, German American Capital Corporation, Citigroup Global Markets Realty Corp, Bank of America, N.A. and Goldman Sachs Mortgage Company, collectively, as Lender (filed as Exhibit 10.11 to the Registrants’ Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.12	Mezzanine C Loan Agreement, dated as of November 30, 2012, by and among ESH Mezzanine C LLC, ESH Mezzanine C-2 LLC, ESH Canada Mezzanine C LLC and ESH Canada Mezzanine C-2 LLC, collectively, as Borrower, and JPMorgan Chase Bank, National Association, German American Capital Corporation, Citigroup Global Markets Realty Corp, Bank of America, N.A. and Goldman Sachs Mortgage Company, collectively, as Lender (filed as Exhibit 10.12 to the Registrants’ Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.13	Intercreditor Agreement, dated as of November 30, 2012 (filed as Exhibit 10.14 to the Registrants’ Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.14†	Employment Agreement by and between HVM L.L.C. and James L. Donald entered into as of February 21, 2012 (filed as Exhibit 10.15 to the Registrants’ Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.14.1†	Acknowledgment of Assumption executed by James L. Donald on October 15, 2013 (filed as Exhibit 10.15.1 to the Registrants’ Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.15.1†	Employment Agreement by and between HVM L.L.C. and Peter Crage entered into as of July 7, 2011 (filed as Exhibit 10.16.1 to the Registrants’ Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.15.2†	First Amendment to Employment Agreement by and between HVM L.L.C. and Peter Crage entered into as of January 31, 2012 (filed as Exhibit 10.16.2 to the Registrants’ Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.15.3†	Waiver and Acknowledgement executed by Peter Crage on October 9, 2013 (filed as Exhibit 10.16.3 to the Registrants’ Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.15.4†	Acknowledgment of Assumption executed by Peter Crage on October 9, 2013 (filed as Exhibit 10.16.4 to the Registrants’ Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.16†	Employment Agreement by and between HVM L.L.C. and Thomas Seddon entered into as of March 26, 2012 (filed as Exhibit 10.17 to the Registrants’ Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.16.1†	Acknowledgment of Assumption executed by Thomas Seddon on October 16, 2013 (filed as Exhibit 10.17.1 to the Registrants’ Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.17†	Employment Agreement by and between HVM L.L.C. and Jonathan Halkyard entered into as of September 1, 2013 (filed as Exhibit 10.18 to the Registrants’ Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.17.1†	Acknowledgment of Assumption executed by Jonathan Halkyard on October 11, 2013 (filed as Exhibit 10.18.1 to the Registrants’ Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.18†	Employment Agreement by and between HVM L.L.C. and M. Thomas Buoy entered into as of August 24, 2011 (filed as Exhibit 10.19 to the Registrants’ Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.18.1†	First Amendment to Employment Agreement by and between HVM L.L.C. and M. Thomas Buoy (filed as Exhibit 10.19.1 to the Registrants’ Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.18.2†	Second Amendment to Employment Agreement by and between HVM L.L.C. and M. Thomas Buoy entered into as of October 17, 2013 (filed as Exhibit 10.19.2 to the Registrants’ Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.18.3†	Waiver and Acknowledgement executed by M. Thomas Buoy on October 17, 2013 (filed as Exhibit 10.19.3 to the Registrants’ Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.18.4†	Acknowledgment of Assumption executed by M. Thomas Buoy on October 17, 2013 (filed as Exhibit 10.19.4 to the Registrants’ Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.19†	Extended Stay America, Inc. 2013 Long-Term Incentive Plan, adopted as of November 12, 2013 (filed as Exhibit 10.6 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

10.20†	ESH Hospitality, Inc. 2013 Long-Term Incentive Plan, adopted as of November 12, 2013 (filed as Exhibit 10.7 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

10.21	Lease Agreement, dated as of October 8, 2010, by and between ESA P Portfolio, L.L.C., ESA P Portfolio MD Trust, and ESH/TN Properties L.L.C., individually and collectively as Landlord, and ESA P Portfolio Operating Lessee Inc., as Tenant (filed as Exhibit 10.23 to the Registrants’ Amendment No. 7 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.21.1	First Amendment to Lease Agreement, dated as of April 9, 2012, by and between ESA P Portfolio L.L.C., ESA P Portfolio MD Trust, and ESH/TN Properties L.L.C., individually and collectively as Landlord, and ESA P Portfolio Operating Lessee Inc., as Tenant (filed as Exhibit 10.23 to the Registrants’ Amendment No. 7 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.21.2	Second Amendment to Lease Agreement, dated as of November 30, 2012, by and between ESA P Portfolio L.L.C., ESA P Portfolio MD Trust, and ESH/TN Properties L.L.C., individually and collectively as Landlord, and ESA P Portfolio Operating Lessee Inc., as Tenant (filed as Exhibit 10.23 to the Registrants’ Amendment No. 7 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.21.3	Third Amendment to Lease Agreement, dated as of December 13, 2012, by and between ESA P Portfolio L.L.C., ESA P Portfolio MD Trust, and ESH/TN Properties L.L.C., individually and collectively as Landlord, and ESA P Portfolio Operating Lessee Inc., as Tenant (filed as Exhibit 10.23 to the Registrants’ Amendment No. 7 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.21.4	Fourth Amendment to Lease Agreement, dated as of April 15, 2013, by and between ESA P Portfolio L.L.C., ESA P Portfolio MD Trust, and ESH/TN Properties L.L.C., individually and collectively as Landlord, and ESA P Portfolio Operating Lessee Inc., as Tenant (filed as Exhibit 10.23 to the Registrants’ Amendment No. 7 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.21.5	Fifth Amendment to Lease Agreement, by and between ESA P Portfolio L.L.C., ESA P Portfolio MD Trust and ESH/TN Properties L.L.C., individually and collectively as Landlord, and ESA P Portfolio Operating Lessee LLC, as Tenant, dated November 11, 2013 (filed as Exhibit 10.8 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

10.22	Lease Agreement, dated as of October 8, 2010, by and between ESA Canada Administrator L.L.C., as Landlord, and ESA Canada Properties Trust, as Beneficial Owner, and ESA Canada Operating Lessee Inc., as Tenant (filed as Exhibit 10.24 to the Registrants’ Amendment No. 7 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.22.1	First Amendment to Lease Agreement, dated as of November 30, 2012 and effective as of January 1, 2012, by and between ESA Canada Administrator L.L.C., as Landlord, ESA Canada Properties Trust, as Beneficial Owner, and ESA Canada Operating Lessee Inc., as Tenant (filed as Exhibit 10.24.1 to the Registrants’ Amendment No. 7 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.22.2	Second Amendment to Lease Agreement, by and between ESA Canada Administrator L.L.C., as Landlord, ESA Canada Properties Trust, as Beneficial Owner, and ESA Canada Operating Lessee ULC, as Tenant, dated as of November 11, 2013 (filed as Exhibit 10.9 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

10.23	Lease Agreement, dated as of October 8, 2010, by and between ESA UD Properties L.L.C., as Landlord, and ESA 2007 Operating Lessee Inc., as Tenant (filed as Exhibit 10.25 to the Registrants’ Amendment No. 7 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.23.1	First Amendment to Lease Agreement, by and between ESA UD Properties L.L.C., as Landlord, and ESA 2007 Operating Lessee Inc., as Tenant, dated November 11, 2013 (filed as Exhibit 10.10 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

10.24	Lease Agreement, dated as of December 31, 2013, by and between ESA LVP Portfolio LLC, as Landlord, and ESA LVP Operating Lessee LLC, as Tenant (filed as Exhibit 10.24 to the Registrants’ Current Report on Form 10-K (File No. 001-36190) filed March 20, 2014, and incorporated herein by reference).

10.25	Asset Purchase Agreement, between ESA Management, LLC, as Buyer, and HVM L.L.C., as Seller, dated as of October 9, 2013 (filed as Exhibit 10.26 to the Registrants’ Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.26	Form of Indemnification Agreement between Extended Stay America, Inc. and Directors and Executive Officers (filed as Exhibit 10.27 to the Registrants’ Amendment No. 8 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.27	Form of Indemnification Agreement between ESH Hospitality, Inc. and Directors and Executive Officers (filed as Exhibit 10.28 to the Registrants’ Amendment No. 8 to Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

10.28	Credit Agreement among Extended Stay America, Inc., as Borrower, The Several Lenders from Time to Time Parties Hereto, Deutsche Bank AG New York Branch, Goldman Sachs Lending Partners LLC, Citibank, N.A., Bank of America, N.A., Barclays Bank PLC, Morgan Stanley Senior Funding, Inc. and Macquarie Capital (USA) Inc., as Syndication Agents, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated November 18, 2013 (filed as Exhibit 10.1 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

10.29	Credit Agreement among ESH Hospitality, Inc., as Borrower, The Several Lenders from Time to Time Parties Hereto, Deutsche Bank AG New York Branch, Goldman Sachs Lending Partners LLC, Citibank, N.A., Bank of America, N.A., Barclays Bank PLC, Morgan Stanley Senior Funding, Inc. and Macquarie Capital (USA) Inc., as Syndication Agents, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated November 18, 2013 (filed as Exhibit 10.2 to the Registrants’ Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013, and incorporated herein by reference).

10.30†	Extended Stay America Incentive Plan for Executives (as implemented for 2013) (filed as Exhibit 10.30 to the Registrants’ Current Report on Form 10-K (File No. 001-36190) filed March 20, 2014, and incorporated herein by reference).

10.31†	Second Amended and Restated Restricted Paired Share Agreement, by and among ESH Hospitality Holdings LLC, Extended Stay America, Inc. and ESH Hospitality, Inc., dated as of March 10, 2014 (filed as Exhibit 10.31 to the Registrants’ Current Report on Form 10-K (File No. 001-36190) filed March 20, 2014, and incorporated herein by reference).

10.32†	Form of Share Distribution Notice (filed as Exhibit 10.32 to the Registrants’ Registration Statement on Form S-1 (File No. 333-190052), and incorporated herein by reference).

21.1	List of Subsidiaries of Extended Stay America, Inc. (filed as Exhibit 21.1 to the Registrants’ Current Report on Form 10-K (File No. 001-36190) filed March 20, 2014, and incorporated herein by reference).

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Deloitte & Touche LLP.

23.3+	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).

23.4+	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 8.1).

24.1*	Powers of Attorney (included in signature pages hereto).

+	To be filed by amendment.
*	Filed herewith.
†	Management contract or compensatory plan or arrangement.

Item 17. Undertakings.

The undersigned Registrants hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions described in Item 14 above, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrants hereby undertake:

(1)	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)	To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Extended Stay America, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Charlotte, State of North Carolina, on the 10th day of June, 2014.

EXTENDED STAY AMERICA, INC.

By:	/S/ JAMES L. DONALD
James L. Donald
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James L. Donald, Peter J. Crage and Ross W. McCanless, and each of them, his or her true and lawful attorneys-in-fact and agents with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JAMES L. DONALD James L. Donald	Chief Executive Officer and Director (Principal Executive Officer)	June 10, 2014

/s/ PETER J. CRAGE Peter J. Crage	Chief Financial Officer (Principal Financial and Accounting Officer)	June 10, 2014

/s/ A.J. AGARWAL A.J. Agarwal	Director	June 10, 2014

/s/ MICHAEL BARR Michael Barr	Director	June 10, 2014

/s/ DOUGLAS G. GEOGA Douglas G. Geoga	Director	June 10, 2014

/s/ WILLIAM KUSSELL William Kussell	Director	June 10, 2014

/s/ WILLIAM D. RAHM William D. Rahm	Director	June 10, 2014

/s/ RICHARD F. WALLMAN Richard F. Wallman	Director	June 10, 2014

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, ESH Hospitality, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Charlotte, State of North Carolina, on the 10th day of June, 2014.

ESH Hospitality, Inc.

By:	/S/ JAMES L. DONALD
James L. Donald
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James L. Donald, Peter J. Crage and Ross W. McCanless, and each of them, his or her true and lawful attorneys-in-fact and agents with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JAMES L. DONALD James L. Donald	Chief Executive Officer (Principal Executive Officer)	June 10, 2014

/s/ PETER J. CRAGE Peter J. Crage	Chief Financial Officer (Principal Financial and Accounting Officer)	June 10, 2014

/s/ DOUGLAS G. GEOGA Douglas G. Geoga	Director	June 10, 2014

/s/ CHRISTOPHER K. DANIELLO Christopher K. Daniello	Director	June 10, 2014

/s/ KEVIN W. DINNIE Kevin W. Dinnie	Director	June 10, 2014

/s/ TY E. WALLACH Ty E. Wallach	Director	June 10, 2014

/s/ RICHARD F. WALLMAN Richard F. Wallman	Director	June 10, 2014